MANPA

04 MAR 10 AM 7:21

Rule 12g3-2 (b) File N° 82-4240

Caracas March 4th, 2003

04010421

**Office of International Corporate Finance**
**Division of Corporation Finance**
**Securities and Exchange Commission**
**450 Fifth Street, N.W.**
**Washington DC 20549**
**U.S.A.**

SUPPL

Attention: Special Counsel
Office of International Corporate Finance

Manufacturas de Papel, C.A. (MANPA) S.A.C.A.
Rule 12g3-2 (b) File N° 82-4240

The enclose information is being furnished to the Securities and Exchange Commission (The "SEC") on behalf of Manufacturas de Papel, C.A. (MANPA), (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Kindly acknowledge receipt of the foregoing by stamping and returning the enclosed copy of this letter.

PROCESSED
MAR 10 2004
THOMSON FINANCIAL

dlj 3/10

Very truly yours,

**Leticia Level**
**Corporate Planning Manager**
Fax N° 58-212-9012317
Phone No 58-212-9012245

04 MAR 10 AM 7:21

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:-------------------------------------------

[Logotype of MANPA]

**PROSPECTUS**

**MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**

Authorized Capital Bs.45,880,188,480.00

Capital Paid-in Bs. 22,940,094,240.00

Subscribed Capital Bs.22,940,094,240.00

**ISSUANCE OF COMMERCIAL PAPERS AT BEARER**

**MAXIMUM AUTHORIZED AMOUNT TO CIRCULATE:**

**EIGHT THOUSAND MILLION BOLIVARS (Bs.8,000,000,000.00)**

**ISSUANCE 2003-I**

The Present issuance of Commercial Papers was approved in General Shareholders' Meeting held on April 25, 2003 registered with the First Commercial Registry of the Judicial Circuit of the Federal District and Miranda State as of June 26, 2003 No.61, Volume 61-A-Pro, and approved by the Board of Directors as per Minute No.884 as of June 27, 2003.

**CERTIFICATION BY THE NATIONAL SECURITIES AND EXCHANGE COMMISSION**

**"THE NATIONAL SECURITIES AND EXCHANGE COMMISSION DOES HEREBY CERTIFY THAT ALL THE STANDARDS RELATED TO ISSUANCE, PUBLIC OFFER AND NEGOTIATION OF COMMERCIAL PAPERS HAVE BEEN COMPLIED WITH IN**

PUBLICO

REGARD TO THE AUTHORIZATION REQUEST TO MAKE A PUBLIC OFFER IN THE TERMS AND CONDITIONS DESCRIBED IN THIS PROSPECTUS. IT DOES NOT CERTIFY THE QUALITY OF THE INVESTMENT."

The authorization to issue Commercial Papers was registered with the National Securities Registry by Resolution No.XXX as of XXX 2003 and will be in effect for one (1) calendar year from the day following the date of issuance of the first series. --

## 1. BASIC INFORMATION ABOUT ISSUANCE

### 1.1. Type of Document:

Commercial papers at bearer.

### 1.2. Maximum Amount Authorized:

The maximum amount of commercial papers that may be in circulation at any moment while the authorization of EIGHT THOUSAND MILLION BOLIVARS (Bs.8,000,000,000.oo) is in effect. The authorization will be in effect for one calendar year from the day following the date of issuing the first series, which shall be publicly offered within the three (3) months following the date of receiving notification of the authorization granted by the National Securities and Exchange Commission.

### 1.3. Issuances:

Issuances may be carried out in one or more series, simultaneously or consecutive, which may be in bolivars and can be inferior to the ten per cent (10%) of the maximum amount authorized.

The total amount, at par value, of the series in circulation shall not exceed at any time the global amount authorized of EIGHT THOUSAND MILLION BOLIVARS (Bs.8,000,000,000.oo). For the purposes of calculating the maximum amount in circulation, the par value of the Commercial Papers issued but not placed in the market will not be computed.

### 1.4. Periods:

The securities will have a fixed maturity neither less than fifteen (15) days nor more than three hundred sixty (360) days from the date of issuance, pursuant to the provisions of Article No.50 of the CAPITAL MARKET LAW. The periods will be defined in the corresponding newspaper publication at the beginning of placement of each series.

### 1.5. Extension:

The maturity period shall not be anticipated and shall be extended according to the conditions established at the moment of issuance or to the agreement of the two third (2/3) parties of the holders of instruments, gathered in a meeting convened therefore. In any case, the maturity of securities shall be after the expiration date of the authorization granted by the National Securities and Exchange Commission, pursuant to Article No.2 of the Standards related to Issuance, Public Offer and Negotiation of Commercial Papers.

### 1.6. Price to the Public and Placement:

The price to the public of the primary placement of securities of commercial papers comprising each series issued, which is based on this authorization, shall be at its par value, at discount or with premium.

Placement of each series of the present issuance shall be made under any of the following placement systems: "Placement based on Bigger Efforts", "A Firm Placement" or "Guaranteed", as determined for each series.

THE ISSUER shall directly place the series that may be issued based on this authorization, being able to use the Public Brokers of Securities as Distribution Agents. The relevant PLACEMENT AGENT or AGENTS will be determined for this series, and this will be evidenced in the corresponding newspaper notice.

### 1.7. Yielding:

The corresponding interest rates and their effective yielding will be determined at the moment of initial placement of each series, and will be stated in the corresponding Sole Bond and in the relevant newspaper notices.

### 1.8. Securities:

Each series to be issued, based on this authorization, will comprise one Sole Bond amounting to the series effectively placed, which shall remain in custody by Venezolano de Crédito, S.A. Banco Universal that will issue Negotiable Custody Certificates equal to the number of investors each series own.

### 1.9. Payment of Securities:

The securities that are part of each series will be paid when due by Manufacturas de Papel, C.A. (MANPA) S.A.C.A., situated in Avenida Francisco de Miranda con esquina El Parque, Torre Country Club, Piso 11, Chacaíto, Caracas.

**1.10. Secondary Market:**

Within the twenty (20) days following the date when the primary placement process of each series has ended, the registration of the Sole Bond or Bonds part of such series can be requested to Bolsa de Valores de Caracas, C.A.

**1.11. Use of Funds:**

Funds from placing the present issuance of Commercial Papers will be destined to cover the needs of the Working Capital understood as the difference between the Accounts receivable plus the inventories less the Accounts payable. This difference is normally produced by the existing imbalance among purchasing raw materials, processing raw materials and transforming them into finished products, selling the product and further collecting the sale.

**1.12. Risk Qualifiers:**

In compliance with the provisions of the Standards related to Issuance, Public Offer and Negotiation of Commercial Papers, the results from the risk qualification process of the commercial papers comprising the present public offer are indicated herein below:

- **CLASIFICADORES ASOCIADOS S&S, SOCIEDAD CALIFICADORA DE RIESGO, C.A.**

The Qualifying Board grants the present issuance the category **x**, sub-category **xx**.

- **CLAVE SOCIEDAD CALIFICADORA DE RIESGO, C.A.**

The Qualifying Board grants the present issuance the category **x**, sub-category **xx**.

These reports do neither entail a suggestion to purchase, sell or maintain qualified securities nor a guarantee to pay the securities. These reports are some appraisals of the probability that the capital of the security and its yielding are paid in due time.

**1.13. Common Representative of Holders of Commercial Papers:**

The General Shareholders' Meeting on April 25, 2003 agreed to appoint Banco Venezolano de Crédito, S.A.C.A. as Common Representative of the Holders of

Commercial Papers, such appointment was approved by the National Securities and Exchange Commission as of xxx 2003 under No.xxxx.

## 2. INFORMATION ABOUT THE ISSUING ENTITY AND ITS SHAREHOLDERS

### 2.1. Name, Domicile and Duration

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. is a company of those stipulated in the Code of Commerce. It has its domicile in the city of Caracas, and according to the provisions of Clause No.2 of its regulations, it may establish plants, manufacturing plants, agencies or branches where the Company Board of Directors deems necessary or convenient. The duration of the Company is until December 31 of the year two thousand fifty-one (2051), pursuant to the provisions of the General Shareholders' Meeting held on April 22, 1994 which Minute was registered with the First Commercial Registry Office of the Judicial Circuit of the Federal District and Miranda State as of May 24, 1994, under No.24, Volume 55-A-Pro.

### 2.2. Registry Data:

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. was established in 1950. The Articles of Incorporation and By-Laws of the company were registered with the Commercial Registry kept by the Court of First Instance in Commercial Matters of the Federal District, on March 31, 1950 under No.379, Volume 1-B (File No.3251). Its last amendment to the by-laws was registered with the First Commercial Registry of the Judicial Circuit of the Federal District and Miranda State on July 14, 1999 under No.35, Volume 141-A-Pro.

### 2.3. Address of Manufacturas de Papel, C.A. (MANPA) S.A.C.A.:

***Caracas Office:***

Avenida Francisco de Miranda con Esquina El Parque, Torre Country Club, Piso 11, Chacaíto, Caracas.

Phones: (0212) 901 23 35

Fax: (0212) 901 23 17

***Plants:***

I.E.E. Mill Division, Sack Conversion Division and F.C.R.R. Division:

Avenida Aragua, Maracay, Aragua State.

Phones: (0243) 240 11 15 – 240 11 16– 240 10 90

Fax: (0243) 240 10 33

Hygienic Paper Mill Division:

Calle Guayamure, Zona Industrial La Hamaca, Maracay, Aragua State.

Phones: (0243) 240 75 48 – 240 74 88

Fax: (0243) 272 39 02

Bag Conversion Division, Sack Division and School and Office Product Conversion Division:

Calle Guayamure, Zona Industrial La Hamaca, Maracay, Aragua State.

Phone: (0243) 240 10 01

Fax (0243) 234 58 56

**2.4. Legal Purpose:**

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., pursuant to the provisions of Clause No.1 of its by-laws, is a company by Shares which main purpose is to manufacture paper pulp, paper and any kind of paper-related articles, specially, sacks and bags of all kind, printed or not; and, in general, the industrialization of paper in the broadest sense. It may likewise establish, take part in whatever the way or acquire shares from other companies, that may or may not have connection with the main purposes of the company; enter into any type of agreements, even though they may not be related to the production of paper, its industrialization and manufacturing, acquire or receive for any security any type of movable or immovable goods and values of any nature, as well as to dispose of or encumber such goods.

**2.5. Establishment and Historical Evolution:**

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. was established on March 31, 1950 by Gustavo Delfino Arriens, Juan Delfino Rodríguez, Carlos H. Maury and Ladislao Caballero. Production was oriented to manufacture multifolding sacks aimed at meeting the needs of C.A. FÁBRICA NACIONAL DE CEMENTOS. It also made incursions in the manufacturing of commercial and industrial all-purpose bags in general. Both plants began operating in the same warehouse situated in Los Cortijos de Lourdes.

In 1961, MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. began a stage of expansion and vertical integration. The purpose was to produce the paper required by the company to manufacture sacks and bags, thus reducing the dependence of imported raw material. This is achieved by acquiring and setting up two paper machines with a capacity of 50 thousand annual metric tons destined to the production of one-side glossy Kraft paper used to manufacture bags and resistant opaque Kraft paper, specially used to manufacture multifolding and packaging sacks.

In 1972, COOPERATIVA GUAYAMURE is established together with C.A. FÁBRICA DE PAPEL DE MARACAY in order to develop industrial plantations of Caribe pine to obtain the raw material and reduce imports. Two years later CORPORACIÓN FORESTAL IMATACA, C.A. is established to develop a similar project in land lots situated to the south of Monagas State.

COOPERATIVA GUAYAMURE project was placed in land lots of characteristics apparently not proper for sowing. However, by means of advanced technical and scientific processes this effort gave good results. Therefore, the Venezuelan government decided to support this initiative by establishing in 1976 CORPORACIÓN FORESTAL GUAYAMURE, C.A.

Also, in 1976 it started up the third paper machine, with a production capacity of 50 thousand metric tons, destined to the production of cardboards and fine printing and writing paper.

In 1989, MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. bought out CAHIZ HERMANOS & CO. SUCESORES, C.A. that will be further known as CORPORACIÓN INDUSTRIAL ALPES, S.A., incorporating a new massive-consumption product line: notebooks, spiral-bound notebooks and school texts with the trademark ALPES. Besides, it established a national distribution chain.

In 1991, the Company made incursions in the market of Continuous Forms with the production line AlpesForm, and by the end of this same year because of the commercial opening of the country members of the Andean pact began an aggressive policy of exports, having the Colombian market as initial objective.

In 1992 as part of the strategy of companies belonging to the forest sector aimed at increasing the commercial exploitation of woods, a new company is established: ASERRADERO VENWOOD, C.A. a subsidiary of CORPORACIÓN FORESTAL IMATACA. This sawmill began operations during the first quarter of 1994.

By authorization of the National Securities and Exchange Commission, granted by Resolution No.209-92 as of May 6, 1992 it becomes an Authorized Capital Company, amending its name to MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

In December 1992, MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. acquired the totality of shares of C.A. FÁBRICA DE PAPEL MARACAY, thus increasing the financial potential to develop the Paper Sector. The integration of its operations was the result of the close management coordination that was taken place between both companies by the end of 1991.

On September 9, 1994 in a Special Shareholders' Meeting the change of the par value of shares of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. is authorized from Bs.100.00 into Bs.10.00 per share. In addition, the Authorized Capital was increased to Bs.10,461,354,400.00.

In order to provide a stable electrical service and at competitive prices to meet the needs of the industrial sector, in 1995, Manufacturas de Papel, C.A. (MANPA) S.A.C.A. entered into an association agreement with Community Energy Alternative (CEA), a subsidiary of Public Service Enterprise Group (PSEG), one of the biggest gas and electricity corporations of the United States of America, with over 90 years of experience and an electric generation capacity of 12 thousand megabytes at a world level. This association gave rise to Turbogeneradores de Venezuela, C.A., a company which shareholders' capital Manufacturas de Papel, C.A. (MANPA) S.A.C.A. with Community Energy Alternative (CEA).

In May 1996, Manufacturas de Papel, C.A. (MANPA) S.A.C.A. consolidates its production strategy toward the use of recycling paper, with the acquisition of 50% of the shares of SIMCO Recycling Corporation, the main supplier of secondary fibers of the corporation.

Likewise, and with the aim of reinforcing the presence in the international market, in June 1996 Manufacturas de Papel, C.A. (MANPA) S.A.C.A. bought all the assets of Trinidad Paper Products, LTD- now called Vencaribbean Paper Products- to convert and commercialize hygienic paper. With this acquisition 4,000 annual MT will be placed in the export market, especially in Caricom country members.

On the other hand, it is important to point out the entrance of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. in the international financial market by establishing an American Depositary Receipt, ADR's in its Level I. The value of such securities in the North American market began on June 12, 1996.

The General Shareholders' Meeting of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. held on July 23, 1997 approved the company merger with some affiliates (Corporación Industrial Alpes, S.A., C.A. Fábrica de Papel Maracay, Urbanizadora Guayamure, C.A.; Papeles Maracay, C.A.; Pulpa Maracay, C.A. and Inversiones TCC13, C.A.) by which MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. absorbed assets and liabilities of the aforementioned affiliates that stopped formally existing on December 27, 1997 once the legal requirements were met; i.e., once the three-month period from publishing the Shareholders' Meeting agreeing such merger elapsed, which took place on September 26, 1997.

In 1998, Manufacturas de Papel, C.A. (MANPA) S.A.C.A. made incursions in a new market segment as folding package production to manufacture files, fast-food packages, etc. and the production process of personalized four quires of letter paper, stapled notebooks and double spiral-bound notebooks was optimized.

During the second semester of 1998, Manufacturas de Papel, C.A. (MANPA) S.A.C.A., continuing its strategy of geographical expansion that began in Trinidad and Miami but now oriented toward the Central American market, created Manufacturas de Papel de Centroamérica, MANPA, S.A., by means of a new association with the Costa Rican company Toycos. With this operation the company will have a distribution center for all Central America, which produces a sales projection near US$20,000,000 for the next three years.

For September 1, 1998 the Board of Directors of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. decided to separate from its business purpose the project of electric generation, establishing the trading company Corporación Industrial de Energía, C.A. Likewise, Manpa decreed a special dividend in kind of 1,372,309,209 Class A common registered shares of Corporación Industrial de Energía, C.A. to its shareholders, as 16.75 Class A common registered shares of Corporación Industrial de Energía, C.A. for each 28 shares of Manpa in holding.

With the contribution of property, in the year 2000 Manufacturas de Papel, C.A. (MANPA) S.A.C.A. established the subsidiary Inmuebles 310350.

During 2001 Manufacturas de Papel, C.A. (MANPA) S.A.C.A. provided the majority of its investments at cost and certain Accounts receivable.

In the year 2001 the Forest Division was sold in order to consolidate and focus all the resources in the manufacturing business and paper commercialization, which was always its main activity.

For the year 2203 as a strategy to reduce Cists the School and Office Product Plant is moved to La Hamaca industrial area situated in Maracay.

**2.6. COMPANY MARKET POSITION:**

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. participates in the market of intermediate paper products, in the segments "Hygienic Paper", "Boxes and Packages" and "Printing and Writing". In the first segment, its main competitor is Papeles Venezolanos, C.A. and in the two last items its sole competitor is Venepal:

| | Year 2002 | Year 2001 |
|---|---|---|
| TISSUE | 37.30% | 38.30% |
| BOXES – PACKAGES | 75.15% | 51.80% |
| PRINTING – WRITING | 85.58% | 47.30% |

SOURCE: Datos Information Resource and Own Calculations.

**2.7. Capital stock:**

On April 18, 1996 the General Shareholders' Meeting agreed to increase the capital stock of the company from Seven Thousand Six Hundred Forty-Six Million and Six Hundred Ninety-Eight Thousand Eighty bolivars (Bs.7,646,698,080.oo) to the amount of

Eleven Thousand Four Hundred Seventy Million Forty-Seven Thousand One Hundred Twenty bolivars (Bs.11,470,047,120.oo) by issuing Three Hundred Eighty-Two Million Three Hundred Thirty-Four Thousand Nine Hundred Four (382,334,904) new shares, with a par value of Ten Bolivars (Bs.10.oo) each, amounting to Three Thousand Eight Hundred Twenty-Three Million Three Hundred Forty-Nine Thousand Forty bolivars (Bs.3,823,349,040.oo), which were paid as dividends with charge to the accounts "Undistributed earnings" at December 31, 1995 and "Premium paid in excess of par value". The National Securities and Exchange Commission as per Resolution No.105-96 as of May 8, 1996 authorized such capital increase.

In addition, it was decided to continue as an Authorized Capital Company (S.A.C.A.) establishing an authorized capital of Twenty-Two Thousand Nine Hundred Forty Million Ninety-Four Thousand Two Hundred Forty bolivars (Bs.22,940,094,240.oo) in compliance with the decisions of the General Shareholders' Meeting; pursuant to Resolution No.106-96 as of May 8, 1996 of the National Securities and Exchange Commission.

On November 25, 1996 the Board of Directors agreed to increase the company capital stock to Eleven Thousand Four Hundred Seventy Million Forty-Seven Thousand One Hundred Twenty bolivars (Bs.11,470,047,120.oo), by issuing One Thousand One Hundred Forty-Seven Million Four Thousand Seven Hundred Twelve (1,147,004,712) new common registered shares, with a par value of Ten Bolivars (Bs.10.oo) each, with charge to the account "Net updated balance for the sole use of future capital increases", thus the company capital stock subscribed and paid in amounts to Twenty-Two Thousand Two Hundred Ninety-Four Million Nine Thousand Four Hundred Twenty-Four (22,294,009,424) common registered shares, with a par value of Ten bolivars (Bs.10.oo) each, fully subscribed and paid in, which grant the shareholders equal rights, as per Resolution No.367-96 adopted by the National Securities and Exchange Commission as of December 20, 1996.

Since the Company lost its condition of S.A.C.A. as a consequence of the decree of share dividends agreed by the Board of Directors in its meeting held on November 25, 1996 the Board of Directors suggested the Meeting held on April 25, 1997 to adopt

again the fashion of Authorized Capital Company (S.A.C.A.), thus placing the authorized capital to Forty-Five Thousand Eight Hundred Eighty Million One Hundred Eighty-Eight Thousand Four Hundred Eighty bolivars (Bs.45,880,188,480.oo); as per Resolution No.134-97 as of May 14, 1997 of the National Securities and Exchange Commission. After two years from 1997, the Company lost its condition of S.A.C.A.. Therefore, the General Shareholders' Meeting held on April 26, 1999 agreed to continue under the fashion of S.A.C.A. with an Authorized Capital of Bs. 45,880,188,480.oo.

**2.8. Capital Stock Evolution:**

Below the capital stock evolution is shown:

| | | | | Registry Data | | |
|---|---|---|---|---|---|---|
| Year | Variation Bs. | Capital Stock Bs. | Origin | Date | No. | Volume |
| 1950 | 0 | 3,500,000 | Initial contribution | 3/31/50 | 379 | 1-B |
| 1959 | 3,500,000 | 7,000,000 | Capitalization of profits | 2/27/59 | 50 | 6-B |
| 1959 | 18,000,000 | 25,000,000 | Capital contribution | 9/15/59 | 33 | 31-A |
| 1963 | 10,000,000 | 35,000,000 | Capitalization of profits | 4/14/61 | 83 | 5-A |
| 1965 | 10,000,000 | 45,000,000 | Capitalization of profits | 9/23/65 | 23 | 43-A |
| 1974 | 30,000,000 | 75,000,000 | Capitalization of profits | 9/29/70 | 54 | 104-A |
| 1976 | 25,000,000 | 100,000,000 | Capitalization of profits | 12/10/76 | 112 | 102-A |
| 1981 | 40,000,000 | 140,000,000 | Capitalization of profits | 4/17/78 | 18 | 57-A |
| 1984 | 35,000,000 | 175,000,000 | Capitalization of profits | 5/15/81 | 145 | 42-A |
| 1985 | 75,000,000 | 250,000,000 | Capitalization of profits | 6/10/83 | 121 | 58-A |
| 1987 | 125,000,000 | 375,000,000 | Capitalization of profits | 6/3/83 | 28 | 114-A |
| 1988 | 125,000,000 | 500,000,000 | Capitalization of profits | 9/18/87 | 56 | 76-A |
| 1989 | 100,000,000 | 600,000,000 | Capitalization of profits | 1/9/90 | 32 | 23-A |
| 1991 | 400,000,000 | 1,000,000,000 | Capitalization of profits | 2/1/91 | 69 | 43-A |
| 1992 | 700,000,000 | 1,700,000,000 | Capitalization of profits | 5/4/92 | 31 | 52-A |
| 1992 | 743,750,000 | 2,443,750,000 | Capitalization of profits | 8/10/92 | 5 | 33-A-Pro |
| 1992 | 964,548,000 | 3,408,298,000 | Offer from shareholders of C.A. Fábrica de Papel de Maracay to acquire one share of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. by one of C.A. Fábrica de Papel de Maracay | 2/8/93 | 33 | 43-A-Pro |
| 1993 | 30,000,000 | 3,438,298,000 | Capital increase subscribed and paid-in by Vencred, S.A. | 7/28/93 | 47 | 43-A-Pro |
| 1994 | 37,416,700 | 3,475,714,700 | Capital increase subscribed and paid-in by Corporación Andina de Fomento | 3/17/94 | 15 | 65-A-Pro |

| Year | Variation Bs. | Capital Stock Bs. | Origin | Date | No. | Volume |
|---|---|---|---|---|---|---|
| 1994 | 6,203,400 | 3,481,918,100 | Capital increase subscribed and paid-in by Frederik Holdings Inc. | 5/17/94 | 21 | 59-A-Pro |
| 199 | 1,743,559,100 | 5,230,677,200 | Capitalization of profits | 8/22/94 | 15 | 56-A-Pro |
| 1994 | 0 | 5,230,677,200 | Change of par value of shares from Bs.100 to Bs.10 per share | 10/18/94 | 57 | 117-A-Pro |
| 1995 | 231,250,000 | 5,461,927,200 | Public offer of shares as per Resolution of the National Securities Commission | 4/7/95 | 27 | 98-A-Pro |
| 1995 | 2,184,770,880 | 7,646,698,080 | Issuance of 218,477,088 new common shares, registered, with a par value of Bs.10 per share | 8/29/95 | 60 | 269-A-Pro |
| 1996 | 3,823,349,040 | 11,470,047,120 | Premium paid in excess of the par value of Bs.100,970,660 | 5/21/96 | 10 | 125-A-Pro |
| 1996 | 11,470,047,120 | 22,940,094,240 | Issuance of 1,147,004,712 new common shares, registered, with a par value of Bs.10 per share | 12/27/96 | 15 | 361-A-Pro |

Source: MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

**2.9. Main Shareholders.**

Below there is the current shareholders' composition of Manufacturas de Papel, C.A. (MANPA) S.A.C.A.:

| Shareholders | Participation |
|---|---|
| Natscumco | 20.49% |
| Claridge, LTD | 15.25% |
| C.V.V. Caja Venezolana de Valores (*) | 6.87% |
| Milanasa, Corp. | 7.38% |
| Three-D International Marketing, Inc | 9.31% |
| Inversiones 85735, LTD | 6.31% |
| Brown Brothers Harriman & Co. | 6.10% |
| Fundación Carlos Delfino | 4.38% |

| | |
|---|---|
| Others (**) | 23.91% |
| TOTAL | 100.00% |

(*) C.V.V. is not a shareholder; the percentage that owns represents the totality of shareholders' sub-accounts.

(**) Individually own less than 2.84%.

**2.10. Directors and Executive Personnel:**

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. is administered by a Board of Directors comprised of eleven (11) Main Members and eleven (11) Acting Members who last two (2) years in office. The current Board of Directors was elected in the General Shareholder's Meeting held on April 18, 2002.

***Main Directors:***

**CARLOS DELFINO T. – Chairman of the Board of Directors**

Bachelor of Administrative Sciences; Director of C.A. Fábrica Nacional de Cementos; Former Chairman of the Board of Directors of Corporacion Forestal Imataca; Former Director of Banex Mercado de Capitales; Second Vice-President of Corporación Industrial de Energía, C.A.; Director of Cementos Táchira, C.A.; Former Chairman of the Board of Directors of C.A. Fábrica Nacional de Cementos; Former Chairman of the Board of Directors of C.A. Cementos Táchira; Former President of Asociación Venezolana de Productores de Cementos.

**CELESTINO MARTÍNEZ P. – First Vice-President of the Board of Directors**

Civil Engineer; Master in Civil Engineering; Master in Industrial Engineering; PhD in Industrial Engineering; Executive President and Industrial Corporate Director of Corporación Industrial de Energía C.A.; Director of C.A. Fábrica Nacional de Cementos and Cementos Táchira.

**CARLOS H. PAPARONI – Second Vice-President of the Board of Directors**

Lawyer; Director of Inmuebles y Valores 231107, S.A.; Director of Corporación Industrial de Energía, C.A.

**JUAN CARLOS CARPIO DELFINO – Main Director**

Bachelor of Administration; Executive President of Agroindustrial and Agropecuaria Mandioca, C.A. Director of Corporación Industrial de Energía, C.A.

**ALICIA PAPARONI M. – Main Director**

Pediatrician, Director of Corporación Industrial de Energía, C.A.

**NELSON ISAMIT – Main Director**

Industrial Engineer, Plant Manager of Autopartes Nacionales (Autoparna), Director of Corporación Industrial de Energía, C.A.

**ELENA DELFINO P. – Main Director**

Lawyer, Former Director of Aserradero Venwood C.A., Acting Director of Corporación Industrial de Energía C.A., Former Director of Corporación Forestal Imataca, C.A.

**ALFREDO GÓMEZ RUIZ – Main Director**

Bachelor of Finance; Ex -President of Banco de Inversión Bancaracas; Former Director of Banco Caracas; Former Advisor of Arrendadora Bancaracas; Former Director of Banco Mercantil, C.A., S.A.C.A.; Former Director of Consorcio Inversionista Mercantil (CIMA), C.A., S.A.C.A.; Former Director of Sociedad Financiera Mercantil, C.A.; Former Director of Bancaracas Mercado de Capitales; Former Director of Inversora Cibanca; Former Director of the Chamber of Compensations of Options and Futures of Venezuela (CACOFV); Acting Director of Corporación Industrial de Energía, C.A.; Director of BBO Servicios Financieros; Director of BBO Casa de Bolsa; Executive Member of Fondo de Valores Inmobiliario.

**ALFREDO EDUARDO TRAVIESO PASSIOS – Main Director**

Lawyer; President of the Tax Committee of Venancham; President of Embotelladora de Refrescos Emboca, C.A.; President of Crowley Logistics de Venezuela, C.A.; President of HSAC Logistics, C.A.; President of Fundación Banco Mercantil; Main Director of Banco Mercantil, C.A., S.A.C.A.; Main Director of Servicios Financieros Mecantil, C.A., S.A.C.A.; Main Director of Centro Comercial Judibana; Main Director of C. Hellmund & Cía, S.A.; Main Director of Tapas Corona, S.A.; Main Director of ARS-DMB&B Publicidad; Main Director of Manufacturas de Papel, C.A. (MANPA) S.A.C.A.; Main Director of Telcel Celular, C.A. and Corporación Industrial de Energía, C.A., S.A.C.A.

**ARNALDO AÑEZ DELFINO – Main Director**

Bachelor of Administration, and former Assistant to the Cost Control Plant Management of C.A. Fábrica de Papel de Maracay; Former Director of Corporación Industrial de Energía, C.A.; Manager Director of Proyectos y Realización de Empresas, C.A.

**JULIO BUSTAMANTE – Main Director**

Director, Representative and Shareholder of Agropecuaria Dos Caminos, C.A.; Grupo Las Plumas; of Althogar, C.A.; Representative and Director of Fundación Museo Nacional de la Agricultura; Director of Corporación Industrial de Energía, C.A.; Main Director of Inmuebles y Valores 231107 S.A.; Former President and member of the Board of Directors of Sociedad de Ganaderos de Portuguesa; Former Director of the Sociedad de Ganaderos de Venezuela; Representative of the Centro de Estudios Los Caminos; Director of Arrocera Piedras Blancas, C.A.

***Acting Directors***:

**ALEJANDRO DELFINO T – Acting Director**

Bachelor of Business Administration; Executive President of Manufacturas de Papel, C.A. (MANPA) S.A.C.A.; Acting Director of Corporación Industrial de Energía, C.A.; Director of Turboven Company Inc.; Former Director of Cámara de Industriales de Caracas; Former Director of Asociación Venezolana de Productores de Pulpa, Papel y Cartón (APROPACA).

**ALBERTO DELFINO T – Acting Director**

Bachelor of Business Administration and Marketing; Acting Director of Corporación Industrial de Energía, C.A.; Director of Inmuebles y Valores 231107, S.A.

**FERNANDO PAPARONI – Acting Director**

Architect; Former Vice-President of Adriática de Seguros, C.A.; General Manager Director of Constructora Tramontana, C.A.; Director of Corporación Industrial de Energía, C.A.; Director of Inmuebles y Valores 231107, C.A.; Former General Manager of C.A. Fábrica de Papel de Maracay; Former Director of Asociación Venezolana de Productores de Pulpa, Papel y Cartón (APROPACA).

INTERPRETE PUBLICO

**ÁNGEL JESÚS RAMÍREZ ORTIZ – Acting Director**

Lawyer; Former Director of C.A. Fábrica Nacional de Cementos; Former Acting Director of C.A. Cementos Táchira; Director of Turbogeneradores Venezuela, C.A.; Acting Director of Turbogeneradores Maracay, C.A.; Former President of Asociación Venezolana de Productores de Cemento (AVPC); Former Director of Corporación Industrial de Energía, C.A.; Director of Turboven Company Inc.,; Director of industrial and financial companies.

**RICARDO VEGAS RODRÍGUEZ – Acting Director**

Bachelor of Social Communication; Director of Inmuebles y Valores 231107, S.A.; Acting Director of Corporación Industrial de Energía, C.A.

**RICARDO DELFINO M – Acting Director**

Bachelor of Administration; Executive President of Cement Express, C.A., of Transporte 2993, C.A. and Transporte Transbk, C.A.; Acting Director of Corporación Industrial de Energía C.A.

**MIGUEL ENRIQUE CARPIO DELFINO – Acting Director**

Architect; Founder of Instituto de Arquitectura Urbana; Member of the Directing Council of the Instituto de Arquitectura Urbana; Acting Member of the Board of Directors of Banco Exterior, C.A.; Member of the Board of Directors of Fundación de la Vivienda Popular; Former Director of Corporación Industrial de Energía, C.A.; Professor of Universidad Simón Bolívar.

**CARLOS SOTO RIVERA – Acting Director**

Radiologist; Director of Hospital de Clínicas Caracas and of Inmuebles y Valores 231107, S.A.; First Vice-President of Corporaicón Industrial de Energía C.A.

**FERNANDO MICALE – Acting Director**

Architect; Director of Corporación Industrial de Energía, C.A.; Director of Inmuebles y Valores 231107, C.A.; Professor of Architecture Design Workshop and Thesis Advisory at Universidad Simón Bolívar.

**ARMANDO MARTÍNEZ M – Acting Director**

Civil Engineer; Master in Industrial Engineering; General Manager of Soltuca.

INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

**GUILLERMO SALAS DELFINO – Acting Director**

Bachelor in Physics; Postgraduate studies in Physics; Former Director of Corporación Industrial de Energía, C.A.; Representative and Constructor of sundry real estate developments (Desarrollo Turístico Puinare, C.A. and Construcciones Rhone, C.A.)

***Executive Personnel:***

**ALEJANDRO DELFINO T – Executive President**

Bachelor of Business Administration; Executive President of Manufacturas de Papel, C.A. (MANPA) S.A.C.A.; Director of Corporación Industrial de Energía C.A.; Director of Turboven Company Inc.; Former Director of the Industrial Chamber of Caracas; Former Director of Asociación Venezolana de Productores de Pulpa, Papel y Cartón (APROPACA).

**JUAN ANTONIO LOVERA – Vice-President of the Finance Corporate Division**

Bachelor of Business Administration; Master in Business Administration; Certified Management Account (CMA) and Certified Financial Management (CFM); Former Director of Turboven Company Inc.; Former Director of the Industry Chamber of Aragua State and member of the Economy Commission of this institution; Former President of Instituto Venezolano de Ejecutivos de Finanzas; Counselor of the Caracas Stock Exchange.

**EDUARDO LARRAZABAL – Vice-President of the I.E.E. Paper Mill Division and of the Conversion Division**

Bachelor of Business Administration; Vice-President of the Confederación Latinoamericana de Celulosa, Papel y Cartón (CICEPLA); Former President of FEDECAMARAS Aragua; 1st Vice-President of the Venezuelan Industry Council; Former Second Vice-President of the Venezuelan Council of Industry (CONINDUSTRIA); Former President/ Director of the Chamber of Industry of Aragua State; President of Asociación Venezolana de Pulpa, Papel y Cartón (APROPACA); Honorary President of the Asociación Venezolana de Técnicos en Celulosa y Papel (AVTCP).

**EGBERT DITTMER – Vice-President of the Hygienic Division**

Bachelor of Business Administration; Ex-President of the Chamber of Industry of Aragua State; Ex-Vice-President of the National Council of Industry (CONINDUSTRIA); Ex-

President and currently Director of Asociación Venezolana de Pulpa, Papel y Cartón (APROPACA); Director of the Caracas Industry Chamber.

**2.11. Statutory Auditors:**

**Main Statutory Auditors:**

| | |
|---|---|
| JACOBO COHEN | "C. Adm" (sic.) No.12.915 |
| CLAUDIA VALENCIA | Certified Public Accountant (CPC) No.35.909 |

**Acting Statutory Auditors:**

| | |
|---|---|
| JACQUELINE SUBERO | "C. Adm" (sic.) No.11.437 |
| ISABEL QUINTERO | Certified Public Accountant (CPC) No.15.197 |

**2.12. External Auditors:**

DELOITTE & TOUCHE

**2.13. SUBSIDIARY COMPANIES AND AFFILIATES**

| | |
|---|---|
| Company name: | VENCARIBBEAN PAPER PRODUCTS, LTD. |
| Date of incorporation: | June 4, 1996 |
| Location: | Aranguez, Trinidad, W.I. |
| Capital subscribed and paid-in: | TT$50,000.oo |
| Participation: | 100% |
| Activity: | Conversion and commercialization of hygienic paper. |
| Company name: | SIMCO RECYCLING CORPORATION |
| Date of incorporation: | July 31, 1981 |
| Date of acquisition: | May 17, 1996 |
| Location: | Miami, Florida |
| Capital subscribed and paid-in: | US$5,000.oo |
| Participation: | 50% |
| Activity: | Collecting and processing secondary fiber.. |
| Company name: | JC PAPELERAS |
| Date of incorporation: | February 14, 1995 |
| Date of acquisition: | January 23, 1997 |
| Location: | The main office is in Caracas, Federal District |
| Capital subscribed: | Bs.2,137,500,000.oo |

JUDITH K. HERNANDEZ MORA

| | |
|---|---|
| Capital paid-in: | Bs.2,137,500,000.oo |
| Participation: | 57% |
| Activity: | Selling and distributing office articles, office items, gifts and hardware store items in general. |
| Company name: | MANUFACTURAS DE PAPEL DE CENTROAMERICA, MANPA, S.A. |
| Date of incorporation: | August 14, 1998 |
| Location: | San José, Costa Rica |
| Capital subscribed and paid-in: | US$3,547,268.oo |
| Participation: | 50.00% |
| Activity: | Manufacturing and commercializing any kind of paper item, especially Hygienic paper, school products, packaging paper, office items, bags and other related products. |

**3.1. Consolidated Financial Statements Audited by Independent Public Accountants at December 31, 2002, 2001 and 2000.**

[Letterhead of Deloitte & Touche]

**REPORT BY THE INDEPENDENT PUBLIC ACCOUNTANTS**

To the Shareholders and the Board of Directors of

**Manufacturas de Papel, C.A. (Manpa) S.A.C.A.**

We have carried out the audits of the consolidated balance sheets of **Manufacturas de Papel, C.A. (Manpa) S.A.C.A. and Subsidiaries** at December 31, 2002, 2001 and 2000 and of the consolidated associated income statements, of flows in equity accounts and of cash flows for the years ended on those dates, which are enclosed herein, stated in constant bolivars. Preparation of such financial statements is the responsibility of Company management. Our responsibility is to give an opinion about those financial statements based on our audits.

We have carried out our audits pursuant to the audit standards generally accepted in Venezuela. These standards require us to plan and carry out the audit to obtain a reasonable assurance that the financial statements are exempted form material

mistakes. An audit includes revision, based on tests, of the evidences supporting the amounts and the disclosures of the financial statements. An audit also includes the evaluation of the accounting principles used and the significant estimations made by the management as well as the thorough evaluation of the entire presentation of the financial statements. We believe our audits provide a fairly base for our opinion.

The Company is subject to control by the National Securities and Exchange Commission; therefore, the financial statements are presented in compliance with the standards for preparing financial statements set forth by such Commission. Main differences applicable to the Company, among the standards abovementioned and the accounting principles generally accepted in Venezuela, are explained in Note 1 to the consolidated financial statements.

In our opinion, the consolidated financial statements aforementioned reasonably state, in all their significant aspects, the financial situation of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. and Subsidiaries at December 31, 2002, 2001, and 2000 and the results of its operations and cash flows for the years ended on those dates, pursuant to the standards set forth for preparing financial statements of entities subject to control by the National Securities and Exchange Commission.

As indicated in Note 22 to the financial statements, the National Executive and the Venezuelan Central Bank agreed to temporarily suspend foreign exchange trade in the country from January 21, 2003 as published in Official Gazettes Nos.37.614 and 37.618. From this date, such institutions will rule, by means of special agreement, the standards related to the administration of the foreign exchange set forth. As of February 5, 2003 the National Executive and the Venezuelan Central Bank entered into foreign exchange agreements numbers 1, 2 and 3 which set forth the System to Administer Foreign Exchange and set forth the foreign exchange rate to rule the operations established in such agreements. At the date of the report, all the administrative licenses related to operations carried out by the private sector have not been issued. Therefore, there are no elements allowing determining the effects, if any, on the financial statements at December 31, 2002 and on the future Company operations that may arise from these measures.

Our audits were carried out in order to state an opinion about the consolidated financial statements restated in constant bolivars, taken as a whole. Pages 27 to 30 include, for the purposes of supplementary information, the consolidated financial statements at December 31, 2002, 2001 and 2000 prepared on a historical cost base, thus complying with the provisions of the National Securities and Exchange Commission. Such financial statements have been subject to the audit procedures applied to the audits of financial statements restated in constant bolivars and, in our opinion, are reasonably presented in all their substantial matters pursuant to the accounting bases described in Note 1 to the financial statements.

LARA MARAMBIO & ASOCIADOS

Henry M. Sardo (signed) Illegible.

Public Accountant.

C.P.C. (Certified Public Accountant) No. 10.171

C.N.V. No.S-796

Venezuela, February 12, 2003 except for that indicated in the fifth paragraph and the Note 22 to the Financial Statements dated August 31, 2003.

**MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES**

**CONSOLIDATED BALANCE SHEETS**

**RESTATED IN CONSTANT BOLIVARS AT JUNE 30, 2003**

**(Stated in thousands Bs.)**

| ASSETS | At June 30, 2003 | At December 31, 2002 | 2001 | 2000 |
|---|---|---|---|---|
| CURRENT ASSETS: | | | | |
| Cash (Notes 1, 17 and 18) | 24,386,005 | 14,906,459 | 10,973,213 | 6,344,595 |
| Temporary investments (Notes 1, 3 and 17) | - | - | - | 16,289,572 |
| | 24,386,005 | 14,906,459 | 10,973,213 | 22,634,167 |
| Bills and accounts receivable – net (Notes 4, 17 and 18) | 50,079,543 | 53,464,245 | 51,771,448 | 58,380,672 |
| Advances to suppliers (Note 17) | 2,666,474 | 2,994,623 | 2,215,951 | 1,281,601 |
| Inventory – net (Note 1 and 5) | 34,489,113 | 47,646,350 | 36,309,791 | 51,243.011 |
| Expenses paid in advance | 1,789,730 | 577,312 | 330,823 | 412,243 |
| Other current assets – net (Notes 1 and 6) | 8,125,884 | 11,438,697 | 24,448,167 | 69,361,353 |
| Total Current Assets | 121,536,749 | 131,027,686 | 126,049,393 | 203,313,047 |
| LONG-TERM SPARE PARTS INVENTORY (Note 5) | 5,970,946 | 7,680,829 | 5,944,239 | - |
| INVESTMENTS IN AFFILIATES – Net (Notes 1 and 7) | 4,993,929 | 5,103,771 | 6,864,031 | 9,144,155 |

| | | | | |
|---|---|---|---|---|
| PROPERTY, PLANT AND EQUIPMENT – Net (Notes 1, 8 and 10) | 383,278,968 | 408,560,466 | 339,559,176 | 372,116,817 |
| DEFERRED CHARGES AND OTHER ASSETS – Net (Notes 1 and 9) | 1,304,489 | 1,274,795 | 1,316,320 | 1,430,818 |
| TOTAL | 517,085,081 | 553,647,547 | 479,733,159 | 586,004,837 |
| LIABILITIES AND SHAREHOLDERS' EQUITY | | | | |
| CURRENT LIABILITIES: | | | | |
| Promissory notes and bank overdrafts (Note 17) | 8,095,000 | 9,459,082 | 707,885 | 6,464,602 |
| Current portion of long-term loans (Notes 11 and 17) | 2,250,000 | 7,065,473 | 10,844,743 | 10,044,921 |
| Current portion of current obligations issued (Note 12) | 5,000,000 | 2,307,093 | 7,100,144 | 8,497,700 |
| Documents payable (Notes 17 and 20) | - | 7,458,141 | 4,333,292 | 16,827,855 |
| Accounts payable (Notes 13 and 17) | 56,226,337 | 58,693,070 | 35,293,035 | 44,408,126 |
| Obligations for leaseback operations (Notes 1 and 10) | - | - | - | 16,995,400 |
| Accumulated expenses payable (Note 17) | 5,482,368 | 6,689,328 | 5,435,564 | 5,176,397 |
| Taxes payable (Notes 1 and 14) | 3,027,582 | 2,601,035 | 186,137 | 603,046 |
| *Total current liabilities* | 80,081,287 | 84,273,222 | 63,900,800 | 113,018,047 |
| LONG-TERM LOANS (Notes 11 and 17) | 2,250,000 | 1,730,230 | 12,722,075 | 34,286,531 |
| CURRENT OBLIGATIONS ISSUED (Note 12) | 2,657,100 | 3,050,093 | - | 7,972,202 |
| OTHERS LONG TERM ACCOUNTS PAYABLE | 3,250,000 | - | - | - |
| PROVISIONS FOR SEVERANCE BENEFITS (Note 1) | 6,570,282 | 7,169,549 | 7,286,935 | 6,114,301 |
| OTHER LIABILITIES AND DEFERRED CREDITS | 39,476 | 52,635 | 382,684 | 248,200 |
| Total liabilities | 94,848,145 | 106,275,819 | 84,292,494 | 161,639,281 |
| MINORITY INTERESTS | 1,492,730 | 1,066,594 | 979,902 | 961,828 |
| SHAREHOLDER'S EQUITY – As per attached financial statement (Note 1 and 16) | 420,744,206 | 446,305,134 | 394,460,763 | 423,403,728 |
| TOTAL | 517,085,081 | 553,647,547 | 479,733,159 | 586,004,837 |

**MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES**

**CONSOLIDATED INCOME STATEMENTS**

**RESTATED IN CONSTANT BOLIVARS AT JUNE 30, 2003**

**(Stated in thousand bolivars, except net income per share)**

| | At June 30, | At December 31 | | |
|---|---|---|---|---|
| | 2003 | 2002 | 2001 | 2000 |
| NET SALES | 134,448,633 | 237,257,664 | 233,671,670 | 245,723,517 |
| SALES COSTS | 96,443,587 | 164,251,714 | 152,572,657 | 175,838,600 |
| GROSS INCOME | 38,005,046 | 73,005,950 | 81,099,013 | 69,884,917 |
| SALES EXPENSES | 12,453,645 | 29,330,656 | 35,507,211 | 34,021,982 |

| | At June 30, 2003 | At December 31 2002 | 2001 | 2000 |
|---|---|---|---|---|
| ADMINISTRATIVE EXPENSES AND OVERHEADS | 5,104,705 | 13,951,198 | 15,900,533 | 17,070,142 |
| | 17,558,350 | 43,281,854 | 48,407,744 | 51,092,124 |
| OPERATING INCOME | 20,446,696 | 29,724,096 | 32,691,269 | 18,792,793 |
| OTHER INCOME (DISBURSEMENTS): | | | | |
| Loss in investment, net | (2,233,534) | (5,021,965) | (8,180,995) | - |
| Realization in temporary investments | - | - | (4,267,290) | - |
| Income from selling assets | 617 | 34,543 | - | 66,250 |
| Others-net | (12,597,912) | (4,961,839) | (4,197,313) | (5,363,212) |
| | (14,830,829) | (9,949,261) | (16,645,598) | (5,296,962) |
| INTEGRAL FINANCING INCOME (COST): | | | | |
| Interests expenses | (3,313,606) | (9,825,826) | (9,452,924) | (18,000,694) |
| Interests on temporary investments | 248,191 | 519,488 | 1,035,132 | 1,262,784 |
| Exchange differences – net | 2,709,032 | (3,604,437) | (1,956,950) | (2,734,672) |
| Monetary earnings (Note 1and 2) | 2,951,870 | 2,531,563 | 5,326,019 | 13,508,708 |
| | 2,595,487 | (10,379,212) | (5,048,723) | (5,963,874) |
| PROFITS BEFORE INCOME TAX | 8,211,354 | 9,395,623 | 10,996,948 | 7,531,957 |
| TAX PROVISION (Note 14): | | | | |
| Income tax | 1,411,317 | 3,302,494 | 3,539,919 | 3,943,323 |
| INCOME BEFORE PROFITS FROM RESULTS IN AFFILIATES | 6,800,037 | 6,093,129 | 7,457,029 | 3,588,634 |
| PARTICIPATION IN RESULTS FROM AFFILIATES (Note 1) | (1,189,121) | (3,459,924) | (411,165) | (271,965) |
| INCOME BEFORE MINORITY INTERESTS | 5,610,916 | 2,633,205 | 7,045,864 | 3,316,669 |
| MINORITY INTERESTS | (426,136) | (86,692) | (18,074) | 338,952 |
| INCOME BEFORE EXTRAORDINARY ITEM | 5,184,780 | 2,546,513 | 7,027,790 | 3,655,621 |
| EXTRAORDINARY ITEM – Tax benefit for tax loss carryforwards from previous years (Note 14) | - | - | - | 1,750,474 |
| NET INCOME | 5,184,780 | 2,546,513 | 7,027,790 | 5,406,095 |
| NET INCOME PER SHARE (2,294,009,424 average shares)(Note 1) | 2.26 | 1.11 | 3.06 | 2.36 |

See notes to the financial statements.

(Next there is a Consolidated Statement of Flows in equity accounts for the years ending at December 31, 2002, 2001 and 2000 attached hereto).

**MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES**

**CONSOLIDATED CASH FLOWS**

**FOR THE SIX-MONTH PERIOD ENDED AT JUNE 30, 2003 AND THE YEARS ENDED AT DECEMBER 31, 2002, 2001 AND 2000**

**RESTATED IN CONSTANT BOLIVARS AT JUNE 30, 2003**

**(Stated in thousand bolivars)**

| | At June 30, 2003 | At December 31, 2002 | 2001 | 2000 |
|---|---|---|---|---|
| OPERATING ACTIVITIES: | | | | |
| Net earnings | 5,184,780 | 2,546,513 | 7,027,790 | 5,406,095 |
| Adjustments to conciliate the net income with the cash provided by the operating activities: | | | | |
| Participation of minority shareholders, net | 426,136 | 86,692 | 18,074 | (2,112,505) |
| Participation in results from affiliates | 1,189,121 | 3,351,827 | 422,197 | 296,065 |
| Loss from investments, net | 2,191,213 | 5,021,965 | 1,571,772 | 2,379,356 |
| Profits from selling assets | (617) | (34,543) | - | (66,250) |
| Removal and use of equipment and industrial parts | - | 1,540,987 | 1,949,577 | 1,461,995 |
| Provision for inventory | - | - | 927,591 | - |
| Amortization of excess of cost on book value of shares from affiliates | 42,321 | 1,435,072 | 627,591 | 627,591 |
| Monetary earnings | (2,951,870) | (2,531,563) | (5,326,019) | (13,508,708) |
| Depreciation | 7,037,439 | 14,114,632 | 21,260,348 | 23,885,990 |
| Amortization of deferred charges | (29,694) | 34,134 | 75,560 | 72,518 |
| Exchange differences in documents payable | 907,829 | 1,543,097 | - | - |
| Changes in operating assets and liabilities (Note 2) | 19,024,443 | 6,406,337 | (12,442,930) | 3,947,857 |
| Severance benefits | (599,267) | 1,825,740 | 1,941,056 | 1,389,609 |
| Accumulated result for translation from foreign affiliate | - | - | - | - |
| Net cash provided for operating activities | 32,421,834 | 35,340,899 | 18,052,607 | 23,779,613 |
| INVESTMENT ACTIVITIES: | | | | |
| Reduction in dividends receivable | - | - | - | 260,800 |
| Sale of net assets forest project | - | - | 27,109,073 | - |
| Increase of investments - net | - | - | - | (616,474) |
| Reduction in deferred charges and other assets | - | - | 89,174 | 95,496 |
| Purchasing of property, plant and equipment | (1,420,793) | (5,676,303) | (3,227,967) | (6,295,992) |
| Sale of property and equipment | 548,625 | 36,436 | - | 409,009 |
| Net cash provided for (used in) investment activities | (872,168) | (5,639,867) | 23,970,280 | (6,147,161) |
| FINANCING ACTIVITIES: | | | | |
| Increase (reduction) in promissory notes and bank overdrafts | 1,328,825 | 10,076,410 | (5,322,675) | 3,317,699 |

| | At June 30, 2003 | At December 31, 2002 | 2001 | 2000 |
|---|---|---|---|---|
| Reduction of long-term loans | (4,688,786) | (10,353,187) | (20,531,229) | (12,553,131) |
| Increase of outstanding obligations issued | 2,299,914 | (60,857) | (7,977,480) | (1,193,393) |
| Increase (reduction) in documents payable | (7,458,141) | 3,151,586 | (11,230,014) | 3,773,805 |
| Cash dividends | (11,629,481) | (26,694,628) | (7,267,285) | (6,372,538) |
| Net cash used by financing activities | (20,147,669) | (23,880,676) | (52,328,683) | (13,027,558) |
| EFFECT OF INFLATION ON CASH AND CASH EQUIVALENTS | (1,922,451) | (1,887,110) | (1,355,158) | 843,380 |
| INCREASE (REDUCTION) NET IN CASH AND CASH EQUIVALENTS | 9,479,546 | 3,933,246 | (11,660,954) | 5,448,274 |
| CASH AND CASH EQUIVALENTS AT THE BEGINNING OF TERM | 14,906,459 | 10,973,213 | 22,634,167 | 17,185,893 |
| CASH AND CASH EQUIVALENTS AT THE END OF YEAR | 24,386,005 | 14,906,459 | 10,973,213 | 22,634,167 |

**MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES**

**NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS**

**FOR THE YEARS ENDED AT DECEMBER 31, 2002, 2001 AND 2000**

**(STATED IN CONSTANT BOLIVARS)**

1. **SIGNIFICANT ACCOUNTING POLICIES**

The main accounting policies used by the Company to prepare its financial consolidated statements are summarized as follows:

a. *Operations* – The Company was established on March 30, 1950 and its main objective is to produce and commercialize paper in all its fashions.

b. *Presentation of financial statements* – Because it is a Company subject to the control of the National Securities and Exchange Commission (CNV), its financial statements have to be prepared based on the standards set forth by such Commission. In many aspects, the aforementioned standards and the generally accepted accounting principles in Venezuela are similar. The

main differences between such standards and the principles, which apply to the Company, referred to the methodology used to restate the financial statements by the mixed methods and to the procedure used to translate the financial statements of subsidiaries abroad, which are an integral part of the operations carried out by the headquarters.

Regarding the methodology aforementioned, until the year 2001 the Company used the provisions of the standards issued by the National Securities and Exchange Commission, which include consumption or sale of inventories and the depreciation expenses to ordinary values have to be registered with the corresponding income accounts, deducting these elements from the income or loss of the year, whereas for the year 2002 the Company accepted the provisions set forth in the Declaration of Accounting Principles No.10 Revised (DPC-10) only in regard to inventories (see notes 1d and 1g). The methodology set forth by the National Securities and Exchange Commission differs from that established by the Federation of Colleges of Public Accountants in Venezuela in the sense that this latter set forth that such values have to be compensated in the results by realizing the results for holding non-monetary assets.

Comparing the result from both methodologies, the one used by the Company makes that the sales cost of the years 2002, 2001 and 2000 are presented in values of less than Bs.711 million, Bs.12,094 million and Bs.1,045 million, respectively, likewise the depreciation expense of the years 2002 and 2001 are presented in values inferior to Bs.6,301 million and Bs.2,556 million, respectively, and the depreciation expense of the year 2000 is presented by increasing in Bs.140 million, without its corresponding compensation in the income result for holding non-monetary assets, indicating an increase in the final results when compared against those that will originate the application of the methodology established in the DPC-10.

In regard to the procedure used to translate the financial statements from affiliates abroad, which are an integral part of the headquarters operations, the

Company has been applying the provisions set forth by the National Securities and Exchange Commission, which established that the financial statements of affiliates abroad shall be translated into bolivars according to the international accounting standards set forth thereon. Consequently, for its incorporation in the financial statements adjusted for the Company inflation, the financial statements of such subsidiaries were translated into bolivars by converting the monetary entries at the current exchange rate while for the non-monetary entries it was used the current exchange of the moment of operation, and for the income account the average of exchange rate of the relevant year. The earning or loss resulting from this translation is reflected in the income statement as exchange differences. This procedure differs from that established in the Declaration of Accounting Principles No.15 (DPC-15) issued by the Venezuelan College of Public Accountants, provided that this latter requires from January 1, 2000 that the financial statements of such foreign affiliates are adjusted to the generally accepted accounting principles in Venezuela to then apply the conversion procedure aforementioned, which involves the application of the adjustments for inflation required by the Declaration of Accounting Principles No.10 (DPC-10) issued by such College. The basic difference between both procedures refers to the way of presenting the effects for inflation arising from the financial statements of foreign affiliates, provided that the generally accepted accounting principles in Venezuela set forth that such effect is recognized in the results of the fiscal year while for the purposes of the standards issued by the National Securities and Exchange Commission, such effects are presented as a reduction of the initial shareholder's equity of the Company for the year ended at December 31, 2002. This effect amounts to approximately Bs.364 million.

c. *Consolidation* – The consolidated financial statements at December 31, 2002 and 2001 include the accounts of Manufacturas de Papel, C.A. (MANPA) S.AC.A. and its affiliates fully owned: Vencaribbean Paper Products, Ltd. (domiciled in Trinidad and Tobago) and Transporte Alpes,

C.A.; and 50% partially owned Manufacturas de Papel de Centroamérica, S.A. (domiciled in Costa Rica).

As of July 1, 2001 the Board of Directors decided to liquidate some of its affiliates and to transfer to the Company their net assets.

The consolidated financial statements at December 31, 2000 include the accounts of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. and its affiliates fully owned: First Caribbean Finance Ltd. and affiliates and Transporte Alpes, C.A., and 50% partially owned Manufacturas de Papel de Centroamérica, S.A.

At December 31, 2002, 2001 and 2000 the management deemed convenient to present in other current assets the net assets from affiliates in process of being disposed (see Note 6).

All the significant transactions between companies have been eliminated in consolidation.

d. *Financial statements restated in constant bolivars* – The Company applied the mixed method to restate its financial statements. This method consists of replacing the measure unit used by the traditional accounting by a constant currency, updated at the date of the financial statements, later incorporating the regular values or the replacement of inventory and property, plant and equipment. The difference between these values generates an equity account called "Result from holding non-monetary assets". For the purposes of restating the "Consumer Price Index" (CPI), used in the metropolitan area of Caracas and published by Banco Central de Venezuela was utilized.

For the purposes of comparability, the consolidated financial statements and the 2001 and 2000 explanatory notes in regular costs at that date, were restated in constant bolivars at December 31, 2002 by applying the annual variation in the Consumer Price Index (IPC), except for the financial statements from affiliates domiciled abroad, which are converted into bolivars following the procedure indicated above; therefore, these do not include the effects for inflation of the Venezuelan economy.

From the year 2002, the DPC-10 Revised set forth that only the mix method shall apply to inventories with seniority over six months. At December 31, 2002 the average seniority of Company inventories does not exceed six months.

The income account for holding non-monetary assets comprises Bs.211,817 million (Bs.138,810 million in 2001 and Bs.127,973 million in 2000) product of the incorporation of the current values of inventories and property, plant and equipment, less the effects accumulated, non-compensated for the reduction of costs and expenses associated to these accounts, product of the application of the methodology used to restate the financial statements pursuant to the standards set forth by the National Securities and Exchange Commission, which amount to Bs.102,663 million, Bs.95,627 million and Bs.59,890 million at December 31, 2002, 2001, and 2000, respectively.

Investments, capital stock, retained earnings and other non-monetary items different from inventory and property, plant and equipment are restated using the factor arising from CPI from the date when they were acquired or generated. The sales, incomes, expenses and other entries related to monetary items are restated based on the average CPI for the year.

The monetary earning for the fiscal year (REME) is calculated by applying, during the period, the CPI adjustment ratio to monetary assets and liabilities net. It represents the result from exposure to inflation for holding monetary liabilities or assets net during inflation periods.

The Consumer Price Indexes at the beginning, at end and average for the years ended at December 31 are the following:

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| At the beginning of the year | 231.275 | 205.977 | 181.588 |
| At the end of the year | 303.469 | 231.275 | 205.977 |
| Average for the year | 268.630 | 219.409 | 167.785 |
| Inflation of the year | 31.21% | 12.28% | 13.38% |

e. *Cash and cash equivalents* – For the purposes of preparing the cash flow statement, the Company considers as cash equivalents the investments in term deposits with maturity of less than three (3) months.

f. *Investments* –Permanent investments in affiliates where there is participation between 20% and 50% and the investment in the affiliate Inmuebles 310350, C.A. 100% owned (see Note 6) are presented at cost adjusted with the participation of the Company in the retained earnings of those affiliates from the date of its acquisition, when these are significant. The investments in companies where participation is less than 20% are presented at cost adjusted for inflation, and cash dividends are treated as income in the year they are received.

The excess of cost of acquisition on the book value of net assets at the date of acquisition of affiliates, non identified with specific assets, is prepaid by the method of direct line in a term of 20 years.

g. *Inventories* –The inventories at December 31, 2002 are stated at cost adjusted for the effects of inflation, as determined by the method of average cost that does not exceed its recovery value. Inventories at December 31, 2001 and 2000 are stated in current costs at those dates were restated in constant bolivars as of December 31, 2002 by applying the annual variation of the Consumer Price Index (CPI), except for the portion of affiliates domiciled abroad, which are presented without the effects for inflation of the Venezuelan economy.

h. *Property, plant and equipment* – The property, plant and equipment (except the furniture and equipment) are presented at the value of valuations made by specialized independent experts in the industry, updated at the date of closure of the financial statements according to the methodology sets forth by the National Securities and Exchange Commission in regard to the use of devaluation indexes for machinery and equipment and inflation indexes to the rest of assets. These valuations do not have seniority higher than three (3) years.

The furniture, equipment and acquisitions following the date of valuations were updated for inflation taken into account the date of origin, based on the CPI at that date.

Depreciation is calculated based on the straight-line method on the useful life originally estimated of the different assets.

Disbursements for maintenance and repairs are charged to results in the year they are incurred in, while those for renovation or improvements are capitalized.

Property and equipment sold and later leased back have been registered as assets and the corresponding obligations have been registered as liabilities. The results obtained in the leaseback are deferred and repaid during the useful life of the corresponding assets. Those results obtained from this type of transactions under the area of enforcement of the Declarations of Accounting Principles No. 14 (DPC-14) issued by the Venezuelan College of Public Accountants are deferred and repaid during the term of the corresponding contract. The property and equipment thus registered are depreciated by the aforementioned method and base.

Property and equipment at December 31, 2001 and 2000 stated in regular costs at those dates were restated in constant bolivars at December 31, 2002 by applying the annual variation in the Consumer Price Index (CPI), except for the portion of affiliates domiciled abroad, which is presented without the effects for inflation of the Venezuelan economy.

The portion of the interest rate exceeding the inflation rate applicable to disbursements related to investment projects is capitalized as additional cost of the constructions in progress. This portion is repaid in view of the useful life applicable to the assets acquired.

i. *Deferred charges* – The expenses incurred in during the period to develop new industrial projects are deferred to be repaid even until five (5) years from beginning of operations of such projects, and are updated for inflation taking into account the date of origin based on the CPI.

j. *Transactions in foreign currency* - Transactions in foreign currency are registered in bolivars using the applicable exchange rates on the dates they are carried out. The balances in foreign currency at closure of the fiscal year are stated in bolivars using the applicable exchange rates in effect on that date; the resulting exchange differences are kept as results.

k. *Provision for severance benefits* – The provision for severance benefits includes 100% of the liabilities related to the rights acquired according to the Organic Working Law and an additional provision to cover part of the liability for unjustified dismissals.

l. *Income tax* – The tax rebate originated from new investments in property and equipment is treated as a reduction of the income tax provision in the term when such investments are incorporated to the production process.

m. *Use of estimations to prepare the financial statements* – The preparation of the financial statements pursuant to the generally accepted accounting principles require the use of estimations by the management, which impact the figures of assets and liabilities, their disclosure, and the amounts of income and expenses. The final results of such estimations may vary.

n. *Consolidated financial statements prepared on a historical cost base* – The consolidated financial statements stated in bolivars based on a historical cost are prepared pursuant to the bases described to prepare the basic financial statements, except that referred to the acknowledgment of the effect for inflation since such statements are not subject to recognition.

o. *Net income per share* – The net income per share has been calculated by dividing the net result from the fiscal year by the weighted average of shares issued and outstanding for each year.

p. *Reclassifications* – Some figures of the financial statements at December 31, 2001 and 2000 have been reclassified for comparison purposes against those of the years ended at December 31, 2002.

## 2. ADDITIONAL INFORMATION TO THE CONSOLIDATED INCOME STATEMENTS AND CASH FLOWS

The monetary result of the fiscal year (REME) for the years ended at December 31 comprises the following (in thousand bolivars):

| | 2002 | 2002 | 2000 |
|---|---|---|---|
| Monetary position at the beginning of the year | (11,637,235) | (65,512,790) | (54,337,826) |
| Increase for the year | 215,170,583 | 294,174,049 | 218,827,296 |
| Reduction for the year | (230,090,181) | (235,681,412) | (218,291,673) |
| Estimated monetary position for the year | (26,556,833) | (7,020,153) | (53,802,203) |
| Less – real monetary position at the end of the year | (28,751,423) | (11,637,235) | (65,512,790) |
| | 2,194,590 | 4,617,082 | 11,710,587 |

Changes in the operating assets and liabilities as seen in the consolidated statements of cash flows for the years ended at December 31 comprised the following (in thousand bolivars):

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| (Increase) reduction: | | | |
| Bills and accounts receivable | (14,221,397) | (630,543) | (5,821,113) |
| Advances to suppliers | (1,271,727) | (993,499) | 1,176,862 |
| Inventories | (12,389,611) | (2,604,725) | (17,710,823) |
| Expenses paid in advance | (279,872) | 6,328 | 86,558 |
| Increase (reduction): | | | |
| Accounts payable | 29,807,995 | (3,710,271) | 3,179,100 |
| Accumulated expenses payable | 2,868,005 | 705,164 | 496,594 |
| Taxes payable | 2,170,310 | (335,715) | (18,217) |
| Other liabilities and deferred credits | (360,687) | (83,827) | 37,882 |
| Net variation of assets and operating liabilities of subsidiaries in process of disposal | - | - | - |
| | 6,323,016 | (7,467,088) | (8,809,147) |

For the years ended at December 31 the detail of the monetary result of the fiscal year, used per activity is as follows (in thousand bolivars):

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| Operating | 1,614,345 | (2,618,775) | 6,713,066 |
| Of investments | (4,500) | 2,433 | 1,003,547 |
| Of financing | 5,212,533 | 10,551,094 | 3,262,855 |
| Of cash | (4,627,788) | (3,317,670) | 731,119 |
| | 2,194,590 | 4,617,082 | 11,710,587 |

For the years ended at December 31, interests and taxes paid are detailed as follows (in thousand bolivars):

| | *2002* | *2001* | *2000* |
|---|---|---|---|
| Interests | 7,671,315 | 7,648,311 | 16,020,552 |
| Taxes | 2,755,332 | 1,340,272 | 1,796,382 |

## 3. TEMPORARY INVESTMENTS

At December 31, 2000 temporary investments include negotiable investments mainly comprising values in shares and commercial papers, presented at their market value, which is close to cost. For the year ended at December 31, 2001 the Company made these investments.

## 4. BILLS AND ACCOUNTS RECEIVABLE

At December 31, the bills and accounts receivable are as follows (in thousand bolivars):

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| Commercial | 42,544,440 | 39,131,980 | 42,870,669 |
| Related companies (Note 16) | 365,090 | 128,434 | 8,804,321 |
| Employees | 2,516,617 | 2,573,775 | 2,146,044 |
| Sundry debtors | 1,297,862 | 1,010,815 | 969,051 |
| | 46,724,009 | 42,845,004 | 54,790,085 |

| | | | |
|---|---|---|---|
| Less – provision for doubtful accounts | 946,860 | 622,342 | 4,544,468 |
| | 45,777,179 | 42,222,662 | 50,245,617 |

**5. INVENTORIES**

At December 31, inventories comprised the following (in thousand bolivars):

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| Finished products | 19,217,178 | 14,870,000 | 16,632,182 |
| Products in-process | 93.168 | 373,215 | 121,154 |
| | 2002 | 2001 | 2000 |
| Raw materials | 9,879,555 | 7,474,438 | 11,637,428 |
| Spare parts | 6,464,668 | 7,529,671 | 10,349,401 |
| In-transit inventory | 6,609,499 | 2,465,668 | 6,027,573 |
| | 42,264,068 | 32,712,992 | 44,767,738 |
| Less – provision for obsolescence | 378,326 | 804,302 | - |
| | 41,885,742 | 31,908,690 | 44,767,738 |

During the years ended at December 31, 2001 and 2002 the Company decided to present certain inventories to be used in a period higher than one (1) year, as long-term spare part inventory.

**6. OTHER CURRENT ASSETS**

At December 31, the other current assets comprised the following (in thousand bolivars):

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| Net assets of affiliates in process of disposal: | | | |
| Inmuebles 310350, C.A. | 27,612,437 | 33,515,135 | 15,783,017 |
| Corporación Forestal Imataca, C.A. and subsidiaries | - | - | 13,932,974 |
| Corporación Forestal Guayamure, C.A. | - | - | 13,229,670 |
| | 27,612,437 | 33,515,135 | 42,945,661 |

Other investments registered at cost:

| | | | |
|---|---|---|---|
| J.C. Papeleras, C.A. | - | - | 4,497,436 |
| Agroindustrial Mandioca, C.A. (in pre-operation stage) | - | - | 5,254,404 |
| Corporación Forestal Orinoco, C.A. | - | - | 1,438,722 |
| Fibras Secundarias, S.A. | - | - | 150,798 |
| Others | 178,563 | 178,563 | 1,369,616 |
| | 178,563 | 178,563 | 12,709,976 |
| | 2002 | 2001 | 2000 |
| Less – provision for investment | 17,874,888 | 12,499,784 | 10,260,025 |
| | 9,916,112 | 21,193,914 | 45,395,612 |
| Other assets: | | | |
| Fixed term deposits | - | - | 14,733,172 |
| | 9,916,112 | 21,193,914 | 60,128,784 |

(A) Subsidiary established in the year 2000, mainly with contributions of property of the Company. During the year 2001, the Company additionally provided the majority of its investments registered at cost, certain accounts receivable and the option on credits to reduce issuances to be obtained from forest plantations sold in 2001. At December 31, 2002 and 2001 this subsidiary owned property amounting to Bs.12,251 million presented at fast sell value pursuant to the reports by independent experts dated August 2002 and to Bs.15,572 million presented at market value, respectively, together with investments in shares and the option on credits for reduction of issuances amounting to Bs.17,22 million. Property from this subsidiary are guaranteeing contingent obligations up to US$3 million (Bs.4,209 million). At date of issuing these consolidated financial statements, the Company is evaluating the terms under which this investment will be disposed.

(B) As of March 2, 2001 the Company sold net assets related to forest projects amounting to US$24 million (Bs.16,983 million) in cash plus an option of 18 years over the 50% of the net value of Credits to Reduce Issuances that the

plantations may receive, as per the international agreements related to climatic change and the clean development also known as Kyoto Protocol. The Company management, based on the surveys made by experts in the field, estimated that the aforementioned option had a present value of Bs.9.2 million (Bs.7,029 million). The book value of net assets at the date of transaction was US$24,973 million in constant currency.

(C) According to non-audited financial statements, the equity participation in this company will not be considered significant for the consolidated financial statements; therefore, it is presented at cost. This investment was transferred to Inmuebles 310350, C.A.

(D) Companies in which there is no significant influence in the operating and financial policies; therefore, they are presented at cost. These investments were transferred to Inmuebles 310350, C.A.

(E) It corresponds to term deposits destined to guarantee the sales operations with leaseback carried out during the year ended at December 31, 2000. (See Note 11).

**7. INVESTMENTS IN AFFILIATES**

At December 31, investments in affiliates comprise the following (in thousand bolivars):

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| Investment registered as per the method of equity participation and excess paid on book value: | | | |
| Simco Recycling Corp. Inc. | 4,064,922 | 5,629,250 | 6,570,564 |
| Other investments registered at cost: | | | |
| J.C. Papeleras, C.A. | - | - | 1,095,944 |
| Losani, S.A. | 46,026 | 47,837 | 49,679 |
| Panamericana de Licencias, S.A. | 76,599 | 79,699 | 82,799 |
| Inversiones Inmobiliarias | 198,564 | 198,564 | 198,564 |

| | | |
|---|---|---|
| 321,189 | 326,100 | 1,426,986 |
| 4,386,111 | 5,955,350 | 7,997,550 |

(A) The financial statements used to register the equity participation of Simco Recycling Corp. Inc., a subsidiary domiciled in the United States of America is summarized as follows (figures at August 31, in thousand US dollars):

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| Current assets | 1,320 | 1,096 | 2,198 |
| Total assets | 2,194 | 2,073 | 3,468 |
| Current liabilities | 2,339 | 2,024 | 2,087 |
| Shareholders' equity (deficit) | (585) | (238) | 1,136 |
| *Total liabilities and shareholders' equity* | 2,194 | 2,073 | 3,468 |
| (Loss) net income | (374) | (1,374) | 288 |

The acquisition value in constant currency of this affiliate resulted in excess on book value of Bs.10,888 million (Bs.1,615 million in historical values), which is repaid as per the provisions set forth by the accounting principles. The Company periodically evaluates the realization in excess paid during the acquisition of the subsidiary with the expectations of the future cash flows and operating income. Based on its most recent analysis, the Company estimates that the value of investment is realizable.

B) According to the non-audited financial statements, the equity participation in these companies is not considered significant for the consolidated financial statements; therefore, they are represented at cost. During the year ended at December 31, 2001 the shareholders decided to liquidate Inversiones Papeleras, C.A. As a consequence thereof, the Company received property and machinery valuated in Bs.3,943 million, on account of its investment and accounts receivable it had with this latter that are presented in the property, plant and equipment account. The management considers that such assets will be used in the operation.

**8. PROPERTY, PLANT AND EQUIPMENT**

At December 31, property, plant and equipment are as follows (in thousand bolivars):

| | Useful life (years) | 2002 | 2001 | 2000 |
|---|---|---|---|---|
| Buildings | 10 to 30 | 38,615,891 | 37,331,491 | 37,654,749 |
| Machinery and equipment | 7 to 20 | 309,634,587 | 294,237,116 | 306,439,747 |
| Automotive vehicles | 3 to 6 | 2,799,827 | 4,136,663 | 5,259,606 |
| Furniture, fittings and others | 5 | 16,717,571 | 16,889,231 | 19,597,643 |
| | | 367,767,876 | 352,594,501 | 368,951,745 |
| Less – accumulated depreciation | | 28,329,483 | 72,127,902 | 55,110,801 |
| | | 339,438,393 | 280,466,599 | 313,840,944 |
| Land lots | | 10,525,459 | 11,109,254 | 9,473,724 |
| Equipment and industrial parts | | - | - | 3,013,625 |
| Constructions in progress | | 4,445,281 | 3,034,492 | 3,886,796 |
| | | 354,409,133 | 294,610,345 | 330,215,089 |

Property values, plant and equipment at December 31, 2002, 2001 and 2000 have been determined according to the reports by independent valuating experts as of August 2002 and September 1998 (years 2001 and 2000), respectively. For the year ended at December 31, 2002 inclusion of the new appraisal resulted in an increase in property, plant and equipment and in the result for holding non-monetary assets of Bs.69,792 million.

For the years ended at December 31, 2002, 2001, and 2000 the repair and maintenance expenses of properties, plant and equipment amounted to Bs.14,939 million, Bs.13,823 million and Bs.11,151 million, respectively.

At December 31, 2002, 2001, and 2000 the portion of the interest rate in excess of inflation, capitalized in properties, plant and equipment amounted to Bs.684 million, Bs.822 million and Bs.964 million, respectively, net of accumulated amortization. During 2002, 2001 and 2000 the Company did not carry out investment projects needing capitalization of interests.

At December 31, 2002 the assets fully depreciated incorporated to the production process amounted to Bs.216,436 million (to updated valuating values).

For the years ended at December 31, 2000 the Company modified the useful life of some machineries of the strategic units of the hygienic and school paper mills, mainly from fifteen (15) years to twenty (20) years. The effect of this change in the financial statements at December 31, 2000 represented a reduction in the depreciation expense of Bs.543 million.

## 9. FOREST COST PROJECTS

Until December 31, 1998 the Company restated the historical values of the forest project costs based on the inflation indexes applicable pursuant to the Declaration of Accounting Principles No.10 (PDC-10). From that date, based on the technical studies carried out by specialists, the realization values of the forest plantations in development were determined. For the years ended at December 31, 2000 the incorporation of the values reflected by the aforementioned technical studies produced a cost reduction of forest projects and the result for holding non-monetary assets of Bs.14,918 million and Bs.9,845 million, respectively.

In the year ended at December 31, 2000 the Company made the decision of disposing assets related to forest projects, for being in the process of negotiating. As a result of this decision, the management deemed convenient to present them in other current assets at December 31, 2000.

## 10. DEFERRED CHARGES AND OTHER ASSETS

At December 31, 2002, 2002 and 2000 the deferred charges and other assets are mainly made by trademarks owned by foreign affiliates amounting to Bs.1,190 million, Bs.1,265.4 million and Bs.1,341.2 million, respectively, net accumulated amortization for Bs.218.9 million, Bs.212.7 million and Bs.137.1 million, respectively, which are repaid in a period of twenty (20) years.

## 11. LEASEBACK OPERATIONS

During the year ended December 31, 2000 the Company had leaseback operations to certain machinery and equipment with two local banks amounting to Bs.12,012 million, equivalent to the approximately regular value of these assets at the date of operation. During the year 2001, the Company paid in full the original obligations in these operations.

## 12. LONG-TERM LOANS

At December 31, 2002 long-term loans are as follows (in thousand bolivars):

| | |
|---|---|
| a. Foreign bank loans, at variable interest rates, with terms from one and a half (1.5) to two (2) years, and maturities from 2003 to 2004. | 7,625,000 |

| | |
|---|---|
| Less – current portion | 6,125,000 |
| | 1,500,000 |

Average interest rates arising from loans obtained from foreign banks range from 28.75% and 74.51% for the year 2002, 15.63% and 30% for the year 2001 and 14.31% and 26% for the year 2000. Interests rates arising from loans from foreign banks ranged between 8.44% and 11.33% for the year 2001, 7.75% and 10.45% for the year 2000.

The total amount of capital payments for the next two (2) years from December 31, 2002 is discriminated as follows: Bs.6.125 million in 2003 and Bs.1.500 million in 2004.

At December 31, 2002 the Company holds local bank loans amounting to Bs.5,000 million that include, among others, the following restrictive clauses:

- Constituting a real guarantee on any of its property to assure obligations up to Bs.2,500 million, without prior authorization from the bank.
- Not to exceed Bs.60 million of net bank indebtedness.
- Immediate enforceability of loans intended to request if any substantial amendment is made in the Company's shareholder composition, without prior notice to bank.
- Encumber property owned without prior written authorization and in each case by the bank.
- In case of liquidation of the investment in Inmuebles 310350, C.A. the Company shall not generate in any case an accounting loss and/or an account receivable in books.
- The borrower and its affiliates and related companies will neither merge nor consolidate with any individual.
- Use of funds received by the borrower for purposes different to those stated in the request.

## 13. ISSUANCE OF OBLIGATIONS

At December 31, 2002 the outstanding obligations issued are as follows (in thousand bolivars):

| | |
|---|---|
| a. Unsecured bonds at bearer, with maturity at October 30, 2004, with interests at variable rates payable on a monthly basis. | 2,644,100 |

b. Commercial papers with maturity at January 21, 2003, with annual yielding of 29.50%

| | |
|---|---|
| b. Commercial papers with maturity at January 21, 2003, with annual yielding of 29.50% | 2,000,000 |
| | 4,644,100 |
| Less – current portion | 2,000,000 |
| | 2,644,100 |

During the year ended at December 31, 2002 and 2000, issuances of commercial papers earned discounts when placed for Bs.137 million and Bs.823 million, respectively.

## 14.ACCOUNTS PAYABLE

At December 31 accounts payable are as follows (in thousands bolivars):

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| Commercial | 43,634,357 | 26,430,115 | 31,345,826 |
| Related companies (Note 16) | 5,442,099 | 2,678,687 | 2,751,171 |
| Others | 1,901,653 | 1,607,374 | 4,543,786 |
| | 50,978,109 | 30,716,176 | 38,640,783 |

## 15. TAX PROVISION

***Income tax***

Income tax at December 31 is summarized as follows (in thousands bolivars):

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| Yearly income tax – estimated | 3,090,927 | 3,943,753 | 8,225,247 |
| Tax to compensate with tax losses carryforwards from previous years | - | - | 1,517,470 |
| Less – rebate for investments in property, plant and equipment and credit carryforwards from business assets tax | (225,345) | (836,375) | (6,275,122) |
| | 2,865,582 | 3,107,378 | 3,467,595 |

For the years ended at December 31, 2002, 2001 and 2000 the effective rate for the income tax expense is different from the applicable tax rate applicable to income before taxes. The nature of this difference comes from permanent entries related to the setting

of the taxable income, mainly, the income obtained abroad, dividends and interests exempted as well as effects from the tax adjustment for inflation.

Pursuant to the tax regulation in effect, from the year 2000 taxpayers subject to income tax who make transactions with parties linked abroad shall determine their income for the exports made, and their costs for the goods and services acquired from parties linked abroad according to some of the methods set forth in such legislation. The Company is in process of studying the transfer prices required to document the aforementioned transactions abroad. Due to the nature and volume of transactions with related parties, the Company management deems that there will be no significant effect in the consolidated financial statements.

Likewise, pursuant to such legislation, the Company may transfer rebates for new investments in property and equipment, and the operating tax losses, different from those originated from the tax adjustment for inflation, until three (3) years following the fiscal year in which they are incurred. The tax effect deductible non-compensated from the tax adjustment for inflation shall be transferred until the next following year to that fiscal year when it is actually incurred. During the year 2000 the Company used tax losses carry forwards from previous years for approximately Bs.3,046 million (to historical values) generating a tax benefit of Bs.1,517 million, which is represented as an extraordinary item. Likewise, it used rebates for investments transferable to previous years for Bs.3,040 million (to historical values), which are presented as a reduction of the tax provisions on the income for the year.

Besides, the aforementioned legislation sets forth from January 1, 2001, among other provisions, the Tax on Dividends, the net enrichment from a foreign source under the World Income System and those obtained from investments or participations under the International Tax Transparency System.

***Business Assets Tax***

The Business Assets Tax Law sets forth a tax of one per cent (1%) on the average value of the tangible and intangible assets adjusted for inflation. The tax to pay as per this Law will be the amount in excess of the total income tax in the fiscal year, if any. In case the amount of the income tax is less than the business asset tax the excess shall be

transferred as credit on the income tax from the three immediate next fiscal years. At December 31, 2002 the Company and its subsidiaries do not hold transferable credits of business assets tax.

**16. TRANSACTIONS WITH RELATED COMPANIES**

During the years 2002, 2001 and 2000 the Company and its subsidiaries made the following significant transactions with related companies, during the regular course of its operations (in approximate thousand bolivars):

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| Inventory sales | 265,000 | 2,815,000 | 3,153,105 |
| Inventory purchases | 11,307,000 | 8,213,000 | 15,581,822 |
| Charges for power consumption | 12,754,000 | 7,223,000 | 8,219,330 |

The following balances receivable and payable (in thousand bolivars) arose from these transactions and from other less important:

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| Short-term accounts receivable | | | |
| J.C. Papeleras, C.A. | 151,455 | 75,781 | 2,453,633 |
| Corporación Industrial de Energía, C.A. | 212,595 | 21,035 | 11,658 |
| Agroindustrial Mandioca, C.A. | - | 20,425 | - |
| Turboven Cagua Company Inc. | - | 5,590 | 899,136 |
| Turbogeneradores de Venezuela, C.A. | - | 4,240 | 4,525 |
| Agropecuaria Mandioca, C.A. | 1,040 | 1,363 | 1,532 |
| Corporación Forestal Imataca, C.A. | - | - | 4,130,965 |
| Papeles Nacionales Flamingo, C.A. | - | - | 721,915 |
| Aserradero Venwood, C.A. | - | - | 334,785 |
| | 2002 | 2001 | 2000 |
| Comercializadora Acatami, C.A. | - | - | 155,856 |
| Corporación Forestal Guayamure, C.A. | - | - | 90,316 |

| | | | |
|---|---|---|---|
| | 365,090 | 128,434 | 8,804,321 |
| Short-term accounts payable | | | |
| Losani, S.A. | 420,983 | 991,151 | 596,626 |
| Turbogeneradores Maracay, C.A. | 3,232,627 | 629,295 | 1,218,808 |
| Turboven Maracay Company | 124,308 | 568,672 | - |
| Seinforca, C.A. | 394,100 | 244,221 | 193,908 |
| Simco Recycling Corp. Inc. | 406,526 | 151,238 | 499,605 |
| Inmuebles 310350, C.A. | 854,738 | 94,110 | - |
| Turboven Cagua Company Inc. | 4,688 | - | - |
| Agroindustrial Mandioca, C.A. | 4,129 | - | 242,224 |
| | 5,442,009 | 2,678,687 | 2,751,171 |

**17. SHAREHOLDER'S EQUITY**

***Capital stock***

The Legal capital stock of the Company is made of 2,294,009,424 common shares of Bs. 10 each, fully subscribed and paid in.

As of November 25, 1996 the Board of Directors approved to decree a share dividend of Bs.11,470,047,120 by a partial capitalization of the net updated balance for future capital increases resulting in funding the capital adjustments (resulting from the recouping capital updating accounts, as a result of exposure to inflation (REI) and undistributed earnings made in 1996, pursuant to the Technical Publication No. 14 (PT 14) issued by the Venezuelan College of Public Accountants, issuing 1,147,004,712 new common shares with a par value of Bs.10 each. According to the provisions by the National Securities and Exchange Commission this capital increase was distributed as dividends to registered shareholders in the shareholders' book as of January 2, 1997 in order to be allocated and in effect as of January 16, 1997.

As of February 14, 2002 the Shareholder's Equity approved a reclassification of the equity allowance "Net balances updated for future capital increases" to "Net balance updated of retained earnings for the sole use of payment of dividends in Company shares or of subsidiaries", everything pursuant to authorization by the National

Securities and Exchange Commission as per official communication No. CNV-OP-033 of February 4, 2002.

***Legal Reserve***

The Code of Commerce sets forth the provisions of 5% of the net earnings of the company to create the legal reserve until this latter reaches at least 10% of the capital stock. This reserve will not be distributed as dividends.

At December 31, 2002 and 2001 the shareholder's equity amounted to Bs.9,072 million of legal reserve of Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

During the year ended at December 31, 2000 the Company decided to adjust the amount of the aforementioned reserve, thus considering the aforementioned percentage based on the amount of updated capital stock at the date of the financial statements.

***Cash dividends (stated in historical values at the date of the operation)***

As of February 14, 2002 the Shareholders' Meeting agreed to decree a cash dividend of Bs.2.00 per share, for a total of Bs.4,588,018,848. As of April 18, 2002 the Shareholders' Meeting agreed to decree an extraordinary cash dividend amounting to Bs.2.00 per share, for a total of Bs.4,588,018,848. Likewise, as of October 9, 2002 the Shareholders' Meeting agreed to decree an extraordinary cash dividend amounting to Bs.5.00 per share, for a total of Bs.11,470,047,120.

As of April 27, 2001 the Shareholders' Meeting agreed to decree a cash dividend of Bs.1.00 per share, for a total of Bs.2,294,009,424. Likewise, as of November 16, 2001 the Shareholders' Meeting agreed to decree an extraordinary cash dividend of Bs.1.00 per share, for a total of Bs. 2,294,009,424.

As of April 27, 2000 the Shareholders' Meeting agreed to decree cash dividends of Bs.1.00 per share, for a total of Bs. 2,294,009,424. Likewise, as of February 14, 2000 the Shareholders' Meeting agreed to decree an extraordinary cash dividend of Bs.0.50 per share, for a total of Bs.1,147,004,712.

***Retained earnings***

At December 31, 2002 and 2001 the undistributed retained earnings include Bs.1,995 million and Bs.4,355 million of retained earnings from affiliates, respectively, which will be available when the affiliates decree them as dividends. The net income and retained

earnings of Manufacturas de Papel, (Manpa), C.A., S.AC.A. amount to Bs.5,564 million and Bs.18,187 million at December 31, 2002 and Bs.12,773 million and Bs.37,079 million at December 31, 2001 respectively. At December 31, 2002 and 2001 the net income includes Bs.2,845 million and Bs.2,700 million income tax of Manufacturas de Papel, (Manpa), C.A., S.AC.A., respectively.

According to the provisions issued by the National Securities and Exchange Commission as of June 9, 2000 the companies subject to its supervision and control shall use as base to allocate dividends and statutory participations the financial statements adjusted for inflation.

**18. ASSETS AND LIABILITIES IN FOREIGN CURRENCY**

Below the monetary assets and liabilities in foreign currency at December 31, 2002, 2001 and 2000 are described, registered in bolivars at the exchange rate of Bs.1,403.00, Bs.758.00 and Bs.700.00 per US$1.oo, respectively, pursuant to the free currency exchange market:

| | (In thousands US$) | | |
|---|---|---|---|
| | 2002 | 2001 | 2000 |
| Assets: | | | |
| Cash and temporary investments | 7,502 | 5,671 | 17,079 |
| Commercial accounts receivable | 11,180 | 9,139 | 11,464 |
| Accounts receivable related companies | 157 | 34 | 1,668 |
| Advances to suppliers and sundry debtors | 988 | 2,384 | 638 |
| | 19,827 | 17,228 | 30,849 |
| Liabilities: | | | |
| Promissory notes and bank overdrafts | - | 1 | 4,009 |
| Documents payable | 4,608 | 3,777 | 14,145 |
| Commercial accounts payable | 23,250 | 18,626 | 20,490 |
| Accounts payable related companies | 590 | 1,149 | 1,063 |
| Accumulated expenses payable and others | 1,937 | 591 | 1,722 |
| Long-term loans | - | 1,684 | 8,399 |

| | | |
|---|---|---|
| 30,385 | 25,828 | 49,828 |

## 19. CONCENTRATION OF CREDIT RISK

The financial instruments that partially subordinate the Company to credit risk concentrations are mainly in temporary investments in cash and commercial accounts receivable. The Company places its temporary investments in different financial institutions and as per policy limits the amount of credit risk. The credit risk concentrations in regard to accounts receivable are limited due to the great number of clients the Company has. At December 31, 2002, 2001 and 2000 the Company does not have significant credit risk concentrations different from those indicated above.

## 20. INFORMATION ABOUT OPERATIONS

Export sales at December 31, 2002, 2001 and 2000 represent approximately 18%, 13% and 14% of the net consolidated sales, respectively. The Company has no clients that individually represent 10% or more of its profits.

## 21. COMMITMENTS AND CONTINGENCIES

***Bonds and guarantees granted***

In order to guarantee the obligations owed by subsidiary companies, the Company has granted bonds in favor of bank institutions amounting to Bs.26 million.

At December 31, 2002 the Company maintains credits with financial institutions amounting to Bs.2,509 millions to guarantee financing of export operations made to subsidiary companies. These credits are presented as part of the documents payable at that date.

In virtue of the sales contract of assets related to forest projects, the subsidiary Inmuebles 310350, C.A. became jointly guarantor and main payer of the Company concerning the purchaser to guarantee this latter all and each of the obligations accepted by the Company. Such bond is limited to the amount of US$2,350,000. If no complaint is made, on April 30, 2003 it will be reduced to US$1,000,000 and on April 30, 2005 it will be reduced to US$350,000, being such bond definitely due then. In order to guarantee the aforementioned bond, the subsidiary granted a first-degree mortgage from purchaser up to US$3 million on real estate of its property constituted by floors 4

and 5 of Torre Country Club. Likewise, it has been agreed that in the case of selling levied property, this bond will be replaced by a guarantee on the securities listed in the Caracas Stock Exchange.

***Open Letters of Credits***

The Company has requested opening letters of credit with financial institutions to acquire raw materials and supplies. At December 31, 2002 the open letters of credits for these concepts amount to Bs.457.5 million.

***Contingencies***

The tax and labor authorities have determined certain tax deficiency claims and complaints against the Company amounting to Bs.3,332 million in relation to which the relevant brief of reply to charges have been filed. The Company and its legal advisors consider that there are enough grounds to claim these claims and believe that the final resolution will not have significant effects on the consolidated financial statements.

At December 31, 2002 and 2001 the appeals of foreign currency reimbursement to Banco Central de Venezuela amounting to US$1,8 million presented by the Treasury (currently the Ministry of Finance) are being decided at the Supreme Tribunal of Justice. The Company and its legal advisors are of the opinion that there are enough grounds to claim these deficiency claims and believe that the final resolution will not have significant effects on the consolidated financial statements.

## 22. FURTHER EVENTS

***Cash dividends (stated in historical values at the date of operation)***

As of March 25, 2003 the Shareholders' Meeting agreed to decree cash dividends amounting to Bs.5.00 per share, for a total of Bs.11,470,047,120.

***Current obligations issued***

As of January 21, 2003 the Company fully paid the existing commercial papers at December 31, 2002.

***Political, Financial and Social Situation***

As a result of the political, social and financial situation the country is going through certain important sectors of the national economy have been impacted, with the

possibility of further consequences. These situations may directly or indirectly influence future Company operations.

***Financial Measures***

*Exchange control* - As of January 21, 2003 the National Executive and the Venezuelan Central Bank agreed to suspend the foreign currency trade in the country for five (5) bank business days, as published in Official Gazette No.37.614. The agreement set forth that these institutions would rule, by means of special agreement, the standards related to the administration of the foreign exchange that may be established. As of January 27, 2003 the National Executive and the Venezuelan Central Bank agreed to extent until February 5, 2003 the aforementioned suspension, as published in Official Gazette No.37.618.

As of February 5 and 7, 2003 the National Executive and the Venezuelan Central Bank entered into Exchange Agreement numbers 1, 2 and 3 which establish the System to Administer Foreign Currency as well as the exchange rate that will rule the operations set in such agreements, respectively. Among other aspects, the aforementioned agreements set forth the following:

- The Venezuelan Central Bank will centralize the purchase and sell of foreign currency in the Country, in the terms set forth in the agreements entered into or to be entered into.
- The Commission to Administer Foreign Currency (CADIVI) responsible to coordinate, administer, control and establish the requirements, procedures and restrictions the execution of such agreement may require.
- The exchange rate are set from the effectiveness of the aforementioned agreements in Bs.1,596 for US$1.00 to purchase, and Bs.1,600 for US$1.00 to sell.

On that same date, the Presidency of the Republic issued Decree No.2.302, which sets forth the general operating framework for CADIVI and the Standards to Administer and Control Foreign Currency. This Decree was later partially amended by Decree 2.330 as of March 6, 2003. According to the provision of such Decree, the President of the Republic, in Council of Ministers, will approve the guidelines to allocate the amount of

foreign currency to be destined to the exchange market, after considering CADIVI opinion, according to the availability of foreign currency that will be established to apply the foreign exchange agreement. Likewise, such decree sets forth, among others, that acquisition of foreign currency will be subject to prior registration of the interested party with the user registries and to the authorization to participate in the foreign exchange system, with the documents and other requirements to be established by CADIVI.

Until August 31, 2003 CADIVI has issued several regulations related to registries, guidelines, requirements and conditions related to the system to administer foreign currency. The Company has made all the necessary to access foreign currency to pay its obligations in foreign currency. Obtaining the necessary foreign currency for operations in foreign currency made by the Company during the regular course of its operations will depend on the approval of all the registrations requested before the relevant institutions, and of the availability of foreign currency that will be established in the application of the regulations aforementioned.

*Price Control* – As of February 6, 2003 the National Executive decreed a price control on first-need goods and services among which there are certain products manufactured by the Company.

**3.2. Non-audited consolidated financial statements (interim) at June 30, 2003**

**MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES**

**CONSOLIDATED BALANCE SHEETS**

**RESTATED IN CONSTANT BOLIVARS AT JUNE 30,2003**

**(Stated in thousand Bs.)**

| ASSETS | At June 30, 2003 | At December 31, 2002 | At December 31, 2001 | At December 31, 2000 |
|---|---|---|---|---|
| CURRENT ASSETS: | | | | |
| Cash (Notes 1,17 and 18) | 24,386,005 | 14,906,459 | 10,973,213 | 6,344,595 |
| Temporary investments (Notes 1, 3 and 17) | - | - | - | 16,289,572 |
| | At June 30, 2003 | At December 31, 2002 | At December 31, 2001 | At December 31, 2000 |
| | 24,386,005 | 14,906,459 | 10,973,213 | 22,634,167 |
| Bills and accounts receivable – net (Notes 4, 17 and 18) | 50,079,543 | 53,464,245 | 51,771,448 | 58,380,672 |

| | | | | |
|---|---|---|---|---|
| Advances to suppliers (Note 17) | 2,666,474 | 2,994,623 | 2,215,951 | 1,281,601 |
| Inventory – net (Notes 1 and 5) | 34,489,113 | 47,646,350 | 36,309,791 | 51,423,011 |
| Expenses paid in advance | 1,789,730 | 577,312 | 330,823 | 412,243 |
| Other current assets – net (Notes 1 and 6) | 8,125,884 | 11,438,697 | 24,448,167 | 69,361,353 |
| Total Current Assets | 121,536,749 | 131,027,686 | 126,049,393 | 203,313,047 |
| LONG-TERM SPARE PARTS INVENTORY (Note 5) | 5,970,946 | 7,680,829 | 5,944,239 | - |
| INVESTMENTS IN AFFILIATES – Net (Notes 1 and 7) | 4,993,929 | 5,103,771 | 6,846,031 | 9,144,155 |
| PROPERTY, PLANT AND EQUIPMENT – Net (Notes 1, 8 and 10) | 383,278,968 | 408,560,466 | 339,559,176 | 372,116,817 |
| DEFERRED CHARGES AND OTHERS ASSETS (Notes 1 and 9) | 1,304,489 | 1,274,795 | 1,316,320 | 1,430,818 |
| TOTAL | 517,085,081 | 553,647,547 | 479,733,159 | 586,004,837 |
| LIABILITIES AND SHAREHOLDERS' EQUITY | | | | |
| CURRENT LIABILITIES: | | | | |
| Promissory notes and bank overdrafts (Note 17) | 8,095,000 | 9,459,082 | 707,885 | 6,464,602 |
| Current portion of long-term loans (Notes 11 and 17) | 2,250,000 | 7,065,473 | 10,844,743 | 14,044,921 |
| Current portion of current obligations issued (Note 12) | 5,000,000 | 2,307,093 | 7,100,144 | 8,497,700 |
| Documents payable (Notes 17 and 20) | - | 7,458,141 | 4,333,292 | 16,827,855 |
| Accounts payable (Notes 13 and 17) | 56,226,337 | 58,693,070 | 35,293,035 | 44,408,126 |
| Obligations for leaseback operations (Notes 1 and 10) | - | - | - | 16,995,400 |
| Accumulated expenses payable (Note 17) | 5,482,368 | 6,689,328 | 5,435,564 | 5,176,397 |
| Taxes payable (Notes 1 and 14) | 3,027,582 | 2,601,035 | 186,137 | 603,046 |
| Total current liabilities | 80,081,287 | 94,273,222 | 63,900,800 | 113,018,047 |
| LONG-TERM LOANS (Notes 11 and 17) | 2,250,000 | 1,730,320 | 12,722,075 | 34,286,531 |
| CURRENT OBLIGATIONS ISSUED (Note 12) | 2,657,100 | 3,050,093 | - | 7,972,202 |
| OTHER LONG-TERM ACCOUNTS PAYABLE | 3,250,000 | - | - | - |
| PROVISION FOR SEVERANCE BENEFITS (Note 1) | 6,570,282 | 7,169,549 | 7,286,936 | 6,114,301 |
| OTHER LIABILITIES AND DEFERRED CREDITS | 39,476 | 52,635 | 382,684 | 248,200 |
| Total liabilities | 94,848,145 | 106,275,819 | 84,292,494 | 161,639,281 |
| MINORITY INTERESTS | 1,492,730 | 1,065,594 | 979,902 | 961,828 |
| SHAREHOLDER'S EQUITY – As per attached financial statement (Notes 1 and 16) | 420,744,206 | 446,305,134 | 394,460,763 | 423,403,728 |
| TOTAL | 517,085,081 | 553,647,547 | 479,733,159 | 586,004,837 |

**MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES**

**CONSOLIDATED INCOME STATEMENT**

**RESTATED IN CONSTANT BOLIVARS AT JUNE 30, 2003**

**(Stated in thousand bolivars, except net income per share)**

| | At June 30, 2003 | At December 31, 2002 | At December 31, 2001 | At December 31, 2000 |
|---|---|---|---|---|
| NET SALES | 134,448,633 | 237,257,664 | 233,671,670 | 245,723,517 |
| SALES COSTS | 96,443,587 | 164,251,714 | 152,572,657 | 175,838,600 |
| GROSS INCOME | 38,005,046 | 73,005,950 | 81,099,013 | 69,884,917 |
| SALES EXPENSES | 12,453,645 | 29,330,656 | 32,507,211 | 34,021,982 |
| ADMINISTRATIVE EXPENSES AND OVERHEADS | 5,104,705 | 13,951,198 | 15,900,533 | 17,070,142 |
| | 17,558,350 | 43,281,854 | 48,407,744 | 51,092,124 |
| OPERATING INCOME | 20,446,696 | 29,724,096 | 32,691,269 | 18,792,793 |
| OTHER INCOME (DISBURSEMENTS): | | | | |
| Loss in investment, net | (2,233,534) | (5,021,965) | (8,180,995) | - |
| Realization in temporary investments | - | - | (4,267,290) | - |
| Income from selling assets | 617 | 34,543 | - | 66,250 |
| Others-net | (12,597,912) | (4,961,839) | (4,197,313) | (5,363,212) |
| | (14,830,829) | 9,949,261) | (16,645,598) | (5,296,962) |
| INTEGRAL FINANCING INCOME (COST): | | | | |
| Interests expenses | (3,313,606) | (9,825,826) | (9,452,924) | (18,000,694) |
| Interests on temporary investments | 248,191 | 519,488 | 1,035,132 | 1,262,784 |
| Exchange differences – net | 2,709,032 | (3,604,437) | (1,956,950) | (2,734,672) |
| Monetary earnings (Notes 1 and 2) | 2,951,870 | 2,531,563 | 5,326,019 | 13,508,708 |
| | 2,595,487 | (10,379,212) | (5,048,723) | (5,963,874) |
| PROFITS BEFORE INCOME TAX | 8,211,354 | 9,395,623 | 10,996,948 | 7,531,957 |
| TAX PROVISION (Note 14): | | | | |
| Income tax | 1,411,317 | 3,302,494 | 3,539,919 | 3,943,323 |
| INCOME BEFORE PROFITS FROM RESULTS IN AFFILIATES | 6,800,037 | 6,093,129 | 7,457,029 | 3,588,634 |
| PARTICIPATION IN RESULTS FROM AFFILIATES (Note 1) | (1,189,121) | (3,459,924) | (411,165) | (271,965) |
| INCOME BEFORE MINORITY INTERESTS | 5,610,916 | 2,633,205 | 7,045,864 | 3,316,669 |
| MINORITY INTERESTS | (426,136) | (86,692) | (18,074) | 338,952 |
| INCOME BEFORE EXTRAORDINARY ITEM | 5,184,780 | 2,546,513 | 7,027,790 | 3,655,621 |
| EXTRAORDINARY ITEM – Tax benefit for tax loss carryforwards from previous years (Note 14) | - | - | - | 1,750,474 |
| NET INCOME | 5,184,780 | 2,546,513 | 7,027,790 | 5,406,095 |
| NET INCOME PER SHARE (2,294,009,424 average shares)(Note 1) | 2.26 | 1.11 | 3.06 | 2.36 |

**MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES**

**CONSOLIDATED STATEMENTS OF CASH FLOW**

**FOR THE SIX-MONTH PERIOD ENDED AT JUNE 30, 2003 AND THE YEARS ENDED AT DECEMBER 31, 2002, 2001,2000.**

**RESTATED IN CONSTANT BOLIVARS AT JUNE 30, 2003**

**(Stated in thousands Bs.)**

| | At June 30, 2003 | At December 31, 2002 | At December 31, 2001 | At December 31, 2000 |
|---|---|---|---|---|
| OPERATING ACTIVITIES: | | | | |
| Net earnings | 5,184,780 | 2,546,513 | 7,027,790 | 5,406,095 |
| Adjustments to conciliate the net income with the cash provided by the operating activities: | | | | |
| Participation minority shareholders, net | 426,136 | 86,692 | 18,074 | (2,112,505) |
| Participation in results from affiliates | 1,189,121 | 3,351,827 | 422,197 | 296,065 |
| Loss from investments, net | 2,191,213 | 5,021,965 | 1,571,772 | 2,379,356 |
| Profits from selling assets | (617) | (34,543) | - | (66,250) |
| Removal and use of equipment and industrial parts | - | 1,540,987 | 1,949,577 | 1,461,995 |
| Provision for inventory | - | - | 927,591 | - |
| Amortization of excess of cost on book value of shares from affiliates | 42,321 | 1,435,072 | 627,591 | 627,591 |
| Monetary earnings | (2,951,870) | (2,531,563) | (5,326,019) | (13,508,708) |
| Depreciation | 7,037,439 | 14,114,632 | 21,260,348 | 23,885,990 |
| Amortization of deferred charges | (29,694) | 34,143 | 75,560 | 72,518 |
| Exchange difference in documents payable | 907,829 | 1,543,097 | - | - |
| Changes in operating assets and liabilities (Note 2) | 19,024,443 | 6,406,337 | (12,442,930) | 3,947,857 |
| | At June 30, 2003 | At December 31, 2002 | At December 31, 2001 | At December 31, 2000 |
| Severance benefits | (599,267) | 1,825,740 | 1,941,056 | 1,389,609 |
| Accumulated result for translation from foreign affiliate | - | - | - | - |
| Net cash provided for operating activities | 32,421,834 | 35,340,899 | 18,052,607 | 23,779,613 |
| INVESTMENT ACTIVITIES: | | | | |
| Reduction in dividends receivable | - | - | - | 260,800 |
| Sales of net assets forest project | - | - | 27,109,073 | - |
| Increase in investments – net | - | - | - | (616,474) |
| Reduction in deferred charge and other assets | - | - | 89,174 | 95,496 |
| Purchasing of property, plant and equipment | (1,420,793) | (5,676,303) | (3,227,967) | (6,295,992) |
| Sale of property and equipment | 548,625 | 36,436 | - | 409,009 |
| Net cash provided for (used in) investment activities | (872,168) | (5,639,867) | 23,970,280 | (6,147,161) |
| FINANCING ACTIVITIES: | | | | |
| Increase (reduction) in promissory notes and bank overdrafts | 1,328,825 | 10,076,410 | (5,322,675) | 3,317,699 |
| Reduction of long-term loans | (4,688,786) | (10,353,187) | (20,531,229) | (12,553,131) |
| Increase of outstanding obligations issued | 2,299,914 | (60,857) | (7,977,480) | (1,193,393) |
| Increase (reduction) in documents payable | (7,458,141) | 3,151,586 | (11,230,014) | 3,773,805 |
| Cash dividends | (11,629,481) | (26,694,628) | (7,267,285) | (6,372,538) |
| Net cash used in financing activities | (20,147,669) | (23,880,676) | (52,328,683) | (13,027,558) |
| EFFECT OF INFLATION ON CASH AND | (1,922,451) | (1,887,110) | (1,355,158) | 843,380 |

| | | | | |
|---|---|---|---|---|
| CASH EQUIVALENTS | | | | |
| INCREASE (REDUCTION) NET IN CASH AND CASH EQUIVALENTS | 9,479,546 | 3,933,246 | (11,660,954) | 5,448,274 |
| CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE TERM | 14,906,459 | 10,973,213 | 22,634,167 | 17,185,893 |
| CASH AND CASH EQUIVALENTS AT THE END OF THE TERM | 24,386,005 | 14,906,459 | 10,973,213 | 22,634,167 |

See notes to the consolidated financial statements.

[Next, in the original document written in Spanish, there is a consolidated statement of flow in equity accounts for the six-month period ended at June 30, 2003 and the years ended at December 31, 2002,2001, 2000 restated in constant bolivars at June 30, 2003]]

**MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES**

**STATEMENTS OF PRODUCTION AND SALES COSTS**

**FOR THE LAST 3 FISCAL YEARS AND THE SIX-MONTH PERIOD ENDED AT JUNE 30, 2003**

**RESTATED IN CONSTANT BOLIVARS AT JUNE 30, 2003**

| | 6 MONTH ENDED AT JUNE 30, 2003 | YEAR ENDED AT DECEMBER 31, 2002 | YEAR ENDED AT DECEMBER 31, 2001 | YEAR ENDED AT DECEMBER 31, 2000 |
|---|---|---|---|---|
| DIRECT LABOR FORCE | 6,529,599 | 16,405,199 | 18,241,413 | 1,908,343 |
| USED MATERIAL | | | | |
| INITIAL INVENTORY | 33,722,598 | 25,168,640 | 32,264,590 | 25,058,229 |
| ACQUIRED RAW MATERIAL | 49,886,780 | 102,114,411 | 64,294,418 | 91,774,804 |
| FINAL INVENTORIES | (26,464,424) | (33,722,600) | (25,168,640) | (32,264,590) |
| INDIRECT EXPENSES | | | | |
| INDIRECT LABOR FORCE | 2,313,307 | 8,719,144 | 6,904,378 | 9,601,405 |
| MATERIALS AND SPARE PARTS | 4,283,461 | 13,150,282 | 12,548,307 | 11,708,384 |
| DEPRECIATION | 7,614,018 | 12,844,315 | 19,346,917 | 21,736,251 |
| ENERGY AND FUEL | 7,342,202 | 16,751,575 | 13,341,918 | 13,142,559 |
| OTHER MANUFACTURING EXPENSES | 3,825,102 | 10,339,937 | 8,906,325 | 11,060,913 |
| | 23,360,090 | 58,805,253 | 61,047,845 | 67,249,512 |
| **TOTAL PRODUCTION COST** | 88,837,643 | 168,770,803 | 150,679,626 | 170,901,298 |
| **IN-PROCESS AND FINISHED PRODUCTS** | | | | |
| INITIAL INVENTORY | 21,604,579 | 17,085,390 | 18,978,421 | 23,915,723 |
| FINAL INVENTORY | (13,995,635) | (21,604,579) | (17,085,390) | (18,978,421) |
| **TOTAL SALES COST** | 96,443,587 | 164,251,714 | 152,572,657 | 175,838,600 |

**MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES**

**NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS**

**FOR THE YEARS ENDED AT JUNE 30, 2003 AND THE YEARS ENDED AT DECEMBER 31, 2002, 2001 AND 2000**

INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

**(STATED IN CONSTANT BOLIVARS AT JUNE 30, 2003)**

## 1. SIGNIFICANT ACCOUNTING POLICIES

The main accounting policies used by the Company to prepare its financial consolidated statements are summarized as follows:

a. *Operations* – The Company was established on March 30, 1950 and its main objective is to produce and commercialize paper in all its ways.

b. *Presentation of financial statements* – Because it is a Company subject to the control of the National Securities and Exchange Commission, its financial statements have to be prepared based on the standards set forth by such Commission. In many aspects, the aforementioned standards and the generally accepted accounting principles in Venezuela are similar. The main differences between such standards and the principles, which apply to the Company, referred to the methodology used to restate the financial statements by the mixed methods and to the procedure used to translate the financial statements of subsidiaries abroad, which are an integral part of the operations carried out by the headquarters.

Regarding the methodology aforementioned, the Company used the provisions of the standards issued by the National Securities and Exchange Commission, which include consumption or sale of inventories and the depreciation expenses to ordinary values have to be registered with the corresponding income accounts, deducting these elements from the income or loss of the year. This methodology defers from that established in the Declaration of Accounting Principles No.10(DPC-10 Revised) only in regard to inventories (see Notes 1d and 1g). The methodology established by the National Securities and Exchange Commission differs from that established by the Federation of Venezuelan College of Public Accountants since this latter sets forth that such values should be repaid in the results by realizing the result for holding non-monetary assets.

Comparing the result from both methodologies, the one used by the Company makes the sales cost of the years 2002, 2001, and 2000 be presented in

values of less than Bs.820 million, Bs.13,951 million and Bs.1,206 million, and the depreciation expense for the year 2001 is presented by increasing to Bs.161.6 million, without its corresponding compensation in the income result for holding non-monetary assets, indicating an increase in the final results when compared against those that would originate the application of the methodology established in the DPC-10.

In regard to the procedure used to translate these financial statements from affiliates abroad, which are part of the headquarters operations, the Company has been applying the provisions set forth by the National Securities and Exchange Commission, which established that the financial statements of affiliates abroad shall be translated into bolivars according to the international accounting standards set forth thereon. Consequently, for its incorporation in the financial statements adjusted for the Company inflation, the financial statements of such subsidiaries were translated into bolivars by converting the monetary entries at the current exchange rate while for the non-monetary entries it was used the current exchange at the moment of operation, and for the income account the average of exchange rate of the relevant year. The earning or loss resulting from this translation is reflected in the income statement as exchange differences. This procedure differs from that established in the Declaration of Accounting Principles No.15 (DPC-15) issued by the Venezuelan College of Public Accountants, provided that this latter requires from January 1, 2000 that the financial statements of such foreign affiliates are adjusted to the generally accepted accounting principles in Venezuela to then apply the conversion procedure aforementioned, which involves the application of the adjustments for inflation required by the Declaration of Accounting Principles No.10 (DPC-10) issued by such College. The basic difference between both procedures refers to the way of presenting the effects for inflation arising from the financial statements of the affiliates abroad, provided that the generally accepted accounting principles in Venezuela set forth that such effect is recognized in the results of the fiscal

year while for the purposes of the standards issued by the National Securities and Exchange Commission, such effects are presented as a reduction of the initial equity of the Company as can be observed in the corresponding financial statement.

c. *Consolidation* – The consolidated financial statements at June 30, 2003 and at December 31, 2002 and 2001 include the accounts of Manufacturas de Papel, C.A. (MANPA) S.AC.A. and its affiliates fully owned: Vencaribbean Paper Products, Ltd. (domiciled in Trinidad and Tobago) and Transporte Alpes, C.A.; and 50% partially owned Manufacturas de Papel de Centroamérica, S.A. (domiciled in Costa Rica).

As of July 1, 2001 the Board of Directors decided to liquidate some of its affiliates and to transfer to the Company its net assets.

The consolidated financial statements at December 31, 2000 include the accounts of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. and its subsidiaries fully owned: First Caribbean Finance Ltd. and affiliates and Transporte Alpes, C.A., and 50% partially owned Manufacturas de Papel de Centroamérica, S.A.

At December 31, 2002, 2001 and 2000 the management deemed convenient to present in other current assets the net assets from affiliates in process of being disposed.

All the significant transactions between companies have been eliminated in consolidation.

d. *Financial statements restated in constant bolivars* – The Company applied the mixed method as established in the standards issued by the National Securities and Exchange Commission to restate its financial statements. This method consists of replacing the measure unit used by the traditional accounting by a constant currency, updated at the date of the financial statements, later incorporating the regular values or the replacement of inventory and property, plant and equipment. The difference between these values generates an equity account called "Result from holding non-

monetary assets". For the purposes of restating the "Consumer Price Index" (CPI) used in the metropolitan area of Caracas, published by the Venezuelan Central Bank, was used.

The income account for holding non-monetary assets comprises Bs.244,341 million (Bs.160,124 million in 2001 and Bs.147,614 million in 2000) product of the incorporation of the current values of inventories property, plant and equipment less the effects accumulated, non-compensated for the reduction of costs and expenses associated to these accounts, product of the application of the methodology used to restate the financial statements pursuant to the standards set forth by the National Securities and Exchange Commission, which amount to Bs.118,427 million, Bs.110,310 million and Bs.69,086 million at December 31, 2002, 2001 and 2000, respectively.

Investments, capital stock, retained earnings and other non-monetary items different from inventory and property, plant and equipment are restated using the factor arising from CPI from the date when they were acquired or generated. The sales, incomes, expenses and other entries related to monetary items are restated based on the average CPI for the year.

The monetary earning is calculated by applying, during the period, the CPI adjustment ratio to monetary assets and liabilities net. It represents the result from exposure to inflation for holding monetary liabilities or assets net during inflation periods.

The consolidated financial statements at June 30, 2003 and December 31, 2002, 2001 and 2000 were restated by applying the variation of the Consumer Price Index (CPI) until June 30, 2003 except for the financial statements of affiliates domiciled abroad which were converted to bolivars following the methodology indicated in 1c. Therefore, these latter do not include the effects for inflation in the Venezuelan economy. The Consumer Price Indexes at the beginning, end and average for the six-month period ended at June 30 and the years ended at December 31,are the following:

**Stated in constant bolivars at June 30, 2003**

| | At June 30, | At December 31, | | |
|---|---|---|---|---|
| | 2003 | 2002 | 2001 | 2000 |
| At the beginning of the year | 303,469 | 231,275 | 205,977 | 181,588 |
| At the end of the year | 350,066 | 303,469 | 231,275 | 205,977 |
| Average for the year | 334,417 | 268,630 | 219,409 | 167,785 |
| Inflation of the year | 15.35% | 31.21% | 12.26% | 13.38% |

e. *Cash and cash equivalents* – For the purposes of preparing the cash flow statement, the Company considers as cash equivalents the investments in term deposits with maturity of less than three (3) months.

f. *Investments* – Permanent investments in affiliates where there is participation between 20% and 50% and the investment in affiliates 100% owned by Inmuebles 310350, C.A. (see Note 6) are presented at cost adjusted with the participation of the Company in the retained earnings of those affiliates from the date of their acquisition, when these are significant. The investments in companies where participation is less than 20% are presented at cost adjusted for inflation, and cash dividends are treated as income in the year they are received.

The excess of cost of acquisition on the book value of net assets at the date of acquisition of affiliates, non identified with specific assets, is prepaid by the method of direct line in a term of 20 years.

g. *Inventories* –The inventories at June 30, 2003 and December 31, 2002 have been presented at cost adjusted for inflation, determined by the method of average cost which does not exceed its recovery value. Inventories at December 31, 2001 and 2000 are stated in present costs at that date. Inventories of affiliates domiciles abroad are presented without the effects for inflation of the Venezuelan economy.

h. *Property, plant and equipment* – The property, plant and equipment (except the furniture and equipment) are presented at the value of valuations made by specialized independent experts in the industry, updated at the date of closure of the financial statements according to the methodology sets forth by the National Securities and Exchange Commission in regard to the use of devaluation indexes for machinery and equipment and inflation indexes to the rest of assets. These valuations do not have seniority higher than three (3) years.

The furniture, equipment and acquisitions following the date of valuations were updated for inflation taken into account the date of origin, based on the CPI at that date.

Depreciation is calculated based on the straight-line method on the useful life originally estimated of the different assets.

Disbursements for maintenance and repairs are charged to results in the year they are incurred in, while those for renovation or improvements are capitalized.

Property and equipment sold and later leased back have been registered as assets and the corresponding obligations have been registered as liabilities. The results obtained in the leaseback are deferred and repaid during the useful life of the corresponding assets. Those results obtained from this type of transactions under the area of enforcement of the Declarations of Accounting Principles No. 14 (DPC-14) issued by the Venezuelan College of Public Accountants are deferred and repaid during the term of the corresponding contract. The property and equipment thus registered are depreciated by the aforementioned method and base.

Property and equipment of affiliates domiciled abroad are presented without the effects for inflation of the Venezuelan economy.

The portion of the interest rate exceeding the inflation rate applicable to disbursements related to investment projects is capitalized as additional cost

of the constructions in progress. This portion is repaid in view of the useful life applicable to the assets acquired.

i. *Deferred charges* – The expenses incurred in during the period to develop new industrial projects are deferred to be repaid until five (5) years from beginning of operations of such projects, and are updated for inflation taking into account the date of origin based on the Consumer Price Index (CPI).

j. *Transactions in foreign currency* - Transactions in foreign currency are registered in bolivars using the applicable exchange rates in effect on the dates they are carried out. The balances in foreign currency at closure of the fiscal year are stated in bolivars using the applicable exchange rates in effect on that date; the resulting exchange differences are kept as results.

k. *Provision for severance benefits* – The provision for severance benefits includes 100% of the liabilities related to the rights acquired according to the Organic Working Law and an additional provision to cover part of the liability for unjustified dismissals.

l. *Income tax* – The tax rebate originated from new investments in property and equipment is treated as a reduction of the income tax provision in the term when such investments are incorporated to the production process.

m. *Use of estimates to prepare the financial statements* – The preparation of the financial statements pursuant to the generally accepted accounting principles require the use of estimations by the management, which impact the figures of assets and liabilities, their disclosure, and the amounts of income and expenses. The final results of such estimations may vary.

n. *Net income per share* – The net income per share has been calculated by dividing the net result from the fiscal year by the weighted average of shares issued and outstanding for each year.

o. *Reclassifications* – Some figures of the financial statements at December 31, 2001 and 2000 have been reclassified for comparison purposes against those of the years ended at December 31, 2002.

## 2. ADDITIONAL INFORMATION TO THE CONSOLIDATED FINANCIAL STATEMENTS OF CASH FLOW

Stated in constant Bs. at June 30, 2003

| | At June 30 | At December 31 | | |
|---|---|---|---|---|
| | 2003 | 2002 | 2001 | 2000 |
| Monetary position at beginning | (33,106,107) | (13,424,093) | (75,572,055) | (62,681,213) |
| Increase for the year | 131,460,746 | 248,209,292 | 339,343,470 | 252,427,365 |
| Reduction for the year | (120,136,473) | (265,419,743) | (271,869,489) | (251,809,499) |
| Estimated monetary position fro the year | (21,781,834) | (30,634,544) | (8,098,074) | (62,063,347) |
| Less – real monetary position at the end of the year | (24,733,704) | (33,166,107) | (13,424,093) | (75,572,055) |
| | 2,951,870 | 2,531,563 | 5,326,019 | 13,508,708 |

Changes in the operating assets and liabilities shown in the consolidated cash flows for the terms ended at June 30, 2003 and December 31, 2002, 2001 and 2000 are as follows (in thousands bolivars):

**Stated in thousand constant Bs. at June 30, 2003**

| | At June 30 | At December 31 | | |
|---|---|---|---|---|
| | 2003 | 2002 | 2001 | 2000 |
| (Increase) reduction: | | | | |
| Bills and accounts receivable | (5,356,036) | (17,946,177) | 7,607,152 | 7,237,715 |
| Advances to suppliers | 328,149 | (778,672) | (934,350) | 1,357,565 |
| Inventories | 14,867,120 | (14,614,136) | (2,782,208) | (20,430,259) |
| Expenses paid in advance | (1,212,418) | (246,489) | 81,420 | 99,849 |

| | | | | |
|---|---|---|---|---|
| Increase (reduction): | | | | |
| Accounts payable | 9,948,497 | 34,870,051 | (16,875,830) | 3,667,240 |
| Accrued expenses payable | (311,426) | 2,821,299 | 826,042 | 572,845 |
| Taxes payable | | | | |
| Other liabilities and deferred credits | 760,557 | 2,716,531 | (268,458) | (21,014) |
| Net variation of operating assets and liabilities in affiliates in process of disposal | - | - | - | 11,420,217 |
| | 19,024,443 | 6,406,337 | (12,442,930) | 3,947,857 |

In the years ended at December 31 and March 31, 2002 the interests and taxes paid are detailed as follows (in thousands bolivars):

**Stated in constant Bs. at June 30, 2003**

| | At June 30 | At December 31 | | |
|---|---|---|---|---|
| | 2003 | 2002 | 2001 | 2000 |
| Operational | (929,953) | 5,520,522 | (6,663,494) | (5,291,670) |
| Of Investment | (231,081) | (944,209) | 7,306,591 | 4,907,373 |
| Of Financing | (3,713,287) | (8,994,986) | (7,324,274) | (12,281,031) |
| Of Cash | 1,922,451 | 1,887,110 | 1,355,158 | (843,380) |
| | (2,951,870) | (2,531,563) | (5,326,019) | (13,508,708) |

## 3. TEMPORARY INVESTMENTS

At December 31, 2000 and 1999 temporary investments include negotiable investments mainly comprising values in shares and commercial papers, presented at their market value that is close to cost. In the year ended at December 31, 2001 the Company made these investments.

## 4. BILLS AND ACCOUNTS RECEIVABLE

At June 30, 2003 and December 31, 2002, 2001 and 2000, the bills and accounts receivable comprise the following (in thousand bolivars):

**Stated in thousand constant Bs. at June 30, 2003**

| | At June 30 | | At December 31 | |
|---|---|---|---|---|
| | 2003 | 2002 | 2001 | 2000 |
| Commercial | 45,205,048 | 49,735,165 | 48,206,203 | 49,873,325 |
| Related companies (Note 15) | 228,216 | 421,148 | 148,154 | 10,156,195 |
| Employees | 2,512,114 | 2,903,035 | 2,968,969 | 2,475,562 |
| Sundry debtors | 3,396,475 | 1,497,144 | 1,166,022 | 1,117,845 |
| | 51,341,853 | 54,556,492 | 52,489,348 | 63,622,927 |
| Less – provision for bad accounts | 1,262,310 | 1,092,247 | 717,900 | 5,242,255 |
| | 50,079,543 | 53,464,245 | 51,771,448 | 58,380,672 |

**5. INVENTORIES**

Inventories include the following (in thousand bolivars):

**Stated in thousand constant Bs. at June 30, 2003**

| | At June 30 | | At December 31 | |
|---|---|---|---|---|
| | 2003 | 2002 | 2001 | 2000 |
| Finished products | 13,847,295 | 21,497,105 | 16,654,869 | 18,838,664 |
| Products in process | 148,339 | 107,474 | 430,521 | 139,757 |
| Raw materials | 14,432,781 | 11,396,527 | 8,622,113 | 13,404,833 |
| Spare parts | 8,877,584 | 7,457,296 | 8,685,826 | 11,938,516 |
| Inventory in-transit | 8,890 | 7,624,365 | 2,844,262 | 6,921,241 |
| | 35,314,889 | 48,082,767 | 37,237,591 | 51,243,011 |
| Less: Provision for obsolescence | 825,776 | 436,417 | 927,800 | - |
| | 34,489,113 | 47,646,350 | 36,309,791 | 51,243,011 |

In the year ended at December 31, 2001 the Company decided to present certain inventories estimated to be used in a period of more than one (1) year, as long-term spare parts inventory.

**6. OTHER CURRENT ASSETS**

At December 31, 2001, 2000 and 1999 as well as at March 31, 2002 the other current assets are as follows (in thousand bolivars):

**Stated in thousand constant Bs. June 30, 2003**

| | Note | % | At June 30 2003 | At December 31 2002 | 2001 | 2000 |
|---|---|---|---|---|---|---|
| Net assets from affiliates in process of disposal: | | | | | | |
| Inmuebles 310350, C.A. | (A) | 100 | 30,663,112 | 31,852,232 | 28,661,269 | 16,072,334 |
| Corporación Forestal Imataca, C.A. and Affiliates | (B) | 100 | - | - | - | 15,261,040 |
| Corporación Forestal [1] Guayamure, C.A. | (B) | 85 | - | - | - | 18,206,445 |
| | | | 30,663,112 | 31,582,232 | 38,661,269 | 49,539,819 |

| | | | At June, 30 | At December, 31 | | |
|---|---|---|---|---|---|---|
| Other investments registered at cost: | | | 2003_ | 2002 | 2001_ | 2000 _ |
| J.C. Papeleras, C.A. | (C) | 50 | - | - | - | 5,188,002 |
| Agroindustrial Mandioca (pre-operating stage) | (D) | 20 | - | - | - | 6,060,047 |
| Corporación Forestal Orinoco, C.A. | (D) | 33 | - | - | - | 1,659,633 |
| Fibras Secundarias, S.A. | (D) | 33 | - | - | - | 173,953 |
| Others | | | 205,981 | 205,981 | 205,981 | 1,579,916 |
| | | | 205,981 | 205,981 | 205,981 | 14,661,551 |
| Less – provision for investments | | | 22,743,209 | 20,619,516 | 14,419,083 | 11,835,417 |
| Other assets: | | | | | | |
| Long-term deposits | (E) | | - | - | - | 16,995,400 |
| | | | 8,125,884 | 11,438,697 | 24,448,167 | 69,361353 |

(A) An affiliate established in 2000, mainly with contributions from Company property. During the year 2001, the Company provided the majority of its investments in shares registered at cost, certain accounts receivable and a portion on credits from reduction of issuances to be obtained from forest plantations sold in the year 2001. At December 31, 2002 and 2001 this affiliate owned property amounted to Bs.14,132 million presented at fast-sale value according to reports by independent appraisal experts as of August 2002 and Bs.17,963 million presented at market values, respectively, and investments in shares and the option on credits for reduction of issuances amounted to Bs.20,558 million. Real estate of this affiliate is collateral of contingent obligations up to US$3 million (Bs.4,209 million). At the date of issuance of these consolidated financial statements, the Company is evaluating the terms under which this affiliate will be disposed of.

(B) As of March 2, 2004 the company sold net assets related to forest projects amounting to US$24 million in cash plus a portion of 18 years on the 50% of the net value of Credits for Reduction of Issuances the plantations can receive, pursuant to international agreements related to weather changes and the clean development, also known as the Kyoto Protocol. The Company management, based on the studies made by expert on the subject, estimated that the aforementioned option had a present value of US$9.2 million. The book value of net assets at the date of transaction amounted to US$24,973 million.

(C) According to the non-audited financial statements, equity participation in these companies was not considered important for the consolidated financial statements; therefore, it is presented at cost. This investment was later transferred to Inmuebles 310350, C.A.

(D) Companies in which no significant influence in operating and financing policies are presented at cost. These investments were later transferred to Inmuebles 310350, C.A.

(E) Corresponds to term deposits destined to guarantee sale operations with leaseback carried out during the year ended at December 31, 2000.

## 7. INVESTMENTS IN AFFILIATES

Investments in affiliates comprise the following (in thousand bolivars):

**Stated in thousand constant Bs. at June 30, 2003**

| | Note | % | At June 30 2003 | At December 31 2002 | 2001 | 2000 |
|---|---|---|---|---|---|---|
| **Investments registered as the method of equity participation and excess on book value paid:** | | | | | | |
| **Simco Recycling Corp** | (A) | 50 | 4,644,480 | 4,752,065 | 6,507,414 | 7,518,400 |
| | Note | % | 2003 | 2002 | 2001 | 2000 |
| **Other Investments registered at cost:** | | | | | | |
| J.C. Papelera, C.A. | (B) | 50 | | | - | 1,264,196 |
| Losani, S.A. | (B) | 40 | 45,104 | 46,026 | 47,837 | 49,679 |
| Panamericana de Licencias, S.A. | (B) | 40 | 75,064 | 76,599 | 79,669 | 82,799 |
| Real estate investments | | | 229,081 | 229,081 | 229,081 | 229,081 |
| | | | 349,249 | 351,706 | 356,617 | 1,625,755 |
| | | | 4,993,929 | 5,103,771 | 6,864,031 | 9,144,155 |

(A) The financial statements used to register equity participation of Simco Recycling Corp. Inc., an affiliate domiciled in the United States is summarized as follows (figures at August 31, in thousand US dollars):

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| Current asset | 1,320 | 1,096 | 2,198 |
| Total asset | 2,194 | 2,073 | 3,468 |
| Current liabilities | 2,339 | 2,024 | 2,087 |
| Shareholders' Equity (deficit) | (585) | (238) | 1,136 |
| Total liabilities and shareholders' equity | 2,194 | 2,073 | 3,468 |

| | | | |
|---|---|---|---|
| (Loss) net income | (347) | (1,374) | 288 |

The acquisition value in constant currency from this affiliate resulted in an excess on book value of Bs.12,560 million (Bs.1,615 million in historical values), which is repaid according to the provisions set forth in the accounting principles. The Company periodically evaluates the realization of the surplus paid in acquiring the affiliate with the expectations of future cash flows and operating income. Based on its latest analysis, the Company estimates that the investment value is marketable.

(B) According to the non-audited financial statements, equity participation in these companies is not considered significant for the consolidated financial statements; therefore, they are presented at cost. During the year ended at December 31, 2001 shareholders decided to liquidate Inversiones Papeleras, C.A. As a consequence, the Company received property and machinery assessed in Bs.4,548 million, on account of its investment and accounts receivable it held with this latter, which are represented in the property account, plant and equipment. The management deems that such assets will be sued in the operation.

## 8. PROPERTY, PLANT AND EQUIPMENT

The property, plant and equipment are comprised as follows (in thousand bolivars):

**Stated in thousand constant Bs. at June 30, 2003**

| | | At June, 30 | | At December, 31 | |
|---|---|---|---|---|---|
| | Useful life (years) | 2003 | 2002 | 2001 | 2000 |
| Buildings | 10 to 30 | 44,506,909 | 44,506,909 | 42,788,398 | 43,398,293 |
| Machinery and equipment | 7 to 20 | 339,334,124 | 356,956,153 | 339,416,221 | 344,751,098 |
| Automotive vehicles | 1 | 3,217,141 | 3,217,141 | 4,761,873 | 6,066,082 |
| Furniture, fittings and others | 5 | 19,282,686 | 19,264,613 | 19,466,349 | 22,602,237 |
| | | 406,340,860 | 423,944,816 | 406,432,841 | 416,817,710 |
| Less accumulated depreciation | | 39,644,044 | 32,557,661 | 83,111,843 | 63,506,816 |
| | | 366,696,816 | 391,387,155 | 323,320,998 | 353,310,894 |

| | | | | |
|---|---|---|---|---|
| Land lots | 12,046,262 | 12,046,262 | 12,740,256 | 10,860,465 |
| Equipment and industrial parts | - | - | - | 3,476,357 |
| Constructions in process | 4,535,890 | 5,127,049 | 3,497,922 | 4,469,101 |
| | 383,278,968 | 408,560,466 | 339,559,176 | 372,116,817 |

Values of property, plant and equipment at December 31, 2002 have been determined according to the reports by independent appraisal experts as of August 2002 and at December 31, 2001 and 2000 by appraisals of September 1998. For the year ended at December 31, 2002 inclusion of a new appraisal generated an increase in property, plant and equipment and the result for holding non-monetary assets amounted to Bs.80,508 million.

For the years ended at December 31, 2002, 2001 and 2000 the repair expenses and maintenance of property, plant and equipment amounted to Bs.17,233 million, Bs.15,945 million and Bs.12,864 million, respectively.

At December 31, 2002, 2001 and 2000 the portion of the interest rate that exceeds inflation, capitalized in property, plant and equipment amounted to Bs.789 million, Bs.948 million and Bs.848 million, respectively, net accumulated amortization. During 2002, 2001 and 2000 the Company did not carry out investment projects calling for interest capitalization.

At December 31, 2002 assets fully depreciated incorporated to the production process amounted to Bs.249,669 million (at updated appraisal values).

During the year ended at December 31, 2000 the Company modified the useful life of some machineries from the strategic units of hygienic and school mill, mainly from fifteen (15) years to twenty (20) years. The effect of this change in the financial statements at December 31, 2000 represented a reduction in the depreciation expenses of Bs.812 million.

## 9. DEFERRED CHARGES AND OTHER ASSETS

At December 31, 2002, 2001 and 2000 the deferred charges and other assets are mainly comprised by trademarks owned by a foreign affiliate that amount to Bs.1,190 million, Bs.1,265.4 million and Bs.1,341.2 million, respectively, net of accumulated

amortization for Bs.218.9 million, Bs.212.7 million and Bs.137.1 million, respectively, which are redeemed in a period of twenty (20) years.

**10. LEASEBACK**

At the year ended at December 31, 2000 the Company had leaseback operations with certain machinery and equipment with two local banks amounting to Bs.13,857 million, equivalent to the approximate current value of these assets at the date of operation. In the year 2001, the Company paid the totality of obligations arising from these operations.

**11. LONG-TERM LOANS**

At June 30, 2003 the long-term loans are comprised as follows (in thousand bolivars):

| | |
|---|---|
| a. Loans form local banks, at variable interest rates, with terms from one and a half (1.5) to two (2) years, and a maturity from 2003 to 2004. | 4,500,000 |
| Less – current portion | 2,250,000 |
| | 2,250,000 |

The average interests rates derived from loans from local banks ranged between 28.75% and 74.51% for the year 2002, 15.63% and 30% for the year 2001 and 14.31% and 25% for the year 2000. The interest rates derived from loans from local banks ranged between 8.44% and 11.3% for the year 2001 and 7.75% and 10.45% for the year 2000.

The total amount of capital payments for the next two (2) years from December 31, 2002 amounted to Bs.7,065 million in 2003 and Bs.1,730 million in 2004.

At June 30, 2003 the Company holds loans from local banks amounting Bs.5,767 million that include among others, the following restrictive clauses:

- Granting a real guarantee on any of its goods to guarantee bonds up to the amount of Bs.2,500 million without prior authorization by bank.
- Not exceeding US$60 million of the net financial debt.
- Taxing goods of its property without previously obtaining, and in each case, the written bank authorization.

- In case of liquidating the investment in Inmuebles 310350, C.A., the Company shall not generate in any case an accounting loss and/or an account receivable in books.
- The borrower and its affiliates and related companies will neither merge nor consolidate with any individual.
- Applying the funds received by the borrower for purposes different to those stated in the request.

## 12. ISSUANCE OF BONDS

At June 30, 2003 the current bonds issued comprised the following (in thousand bolivars):

| | At June 30, 2003 |
|---|---|
| a. Unsecured bonds at bearer, with maturity at October 30, 2004 with variable interest rates payable on a monthly basis | 2,657,100 |
| b. Commercial papers, with maturity on September 12, 2003 with yielding of 16.5% yearly. | 5,000,000 |
| | 7,657,100 |
| Less – current portion | 5,000,000 |
| | 2,657,100 |

At June 30, 2003 issuance of commercial papers generated discounts in their placements for Bs.222 million. Likewise, during the years ended at December 31, 2002 and 2000 issuance of commercial papers generated discounts in their placements amounting to Bs.137 million and 950 million, respectively.

## 13. ACCOUNTS PAYABLE

The accounts payable comprised the following (in thousand bolivars):

**Stated in thousand constant Bs. at June 30, 2003**

| | At June 30 | At December 31 | | |
|---|---|---|---|---|
| | 2003 | 2002 | 2001 | 2000 |
| Commercial | 45,016,281 | 50,221,887 | 30,358,283 | 36,077,004 |
| Related companies (Note 15) | 5,164,873 | 6,277,715 | 30,089,990 | 3,173,604 |
| Others | 6,045,183 | 2,193,468 | 1,844,762 | 5,157,518 |

| | | | |
|---|---|---|---|
| 52,226,337 | 58,693,070 | 35,293,035 | 44,408,126 |

## 14. TAX PROVISION

### *Income tax*

The Income tax is summarized as follows (in thousand bolivars):

**Stated in thousand constant Bs. at June 30, 2003**

| | At June 30 | At December 31 | | |
|---|---|---|---|---|
| | 2003 | 2002 | 2001 | 2000 |
| Income tax for the year | 1,411,317 | 3,562,440 | 4,504,718 | 9,431,472 |
| Minus – rebate for property, plant and equipment investments and transferable credits of income tax | - | (259,946) | (964,799) | (7,238,623) |
| Taxes to compensate with previous years carryforwards | - | - | - | 1,750,474 |
| | 1,411,317 | 3,302,494 | 3,539,919 | 3,943,323 |

For the periods ended at June 30, 2003 and December 31, 2002, 2001 and 2000 the effective rate of income tax expenses differs from the applicable tax rate to income before tax. The nature of this difference is due to permanent items related to the determination of fiscal income, mainly, equity participation of investments, dividends and interests exempted as well as the effects for tax adjustments for inflation.

Pursuant to the tax legislation in effect, from the year 2000 taxpayers subject to income tax that entered into transactions with parties bound abroad should determine their income by the exports made, and its costs for the goods and services acquired by the parties bound abroad according to any of the methods set forth in such legislation. The Company is in process of carrying out the study on transfer prices required to document the aforementioned transactions abroad. Due to the nature and volume of transactions with related parties, the Company management deems that there will be no important effect in the consolidated financial statements.

Likewise, pursuant to such legislation, the Company may transfer rebates for new investments in properties and equipment, and the operating tax losses different from

those originated for the tax adjustment for inflation up to three (3) years following the fiscal year in which they are incurred in. The non-compensated tax effect deductible from the tax adjustment for inflation may be transfer up to the next year from the fiscal year in which they are incurred. During the year 2000, the Company used tax losses carryforwards from previous years amounting to approximately Bs.3,046 million (to historical values), generating a tax benefit of Bs.1,750 million that is presented as extraordinary item. Likewise, it used rebates for investments transferable from previous years amounting to Bs.3,040 million (to historical values), which are presented as a reduction of the tax provision on the income tax for the year.

Moreover, the aforementioned legislation set forth effective from January 1, 2001 among other things the Tax on dividends, net enrichment from a foreign source under the System of World Income and those from investments or participations under the System of International Tax Transparency.

***Business Asset Tax***

The Business Asset Tax law sets forth a tax of one per cent (1%) on the average value of tangible and intangible assets adjusted for inflation. The tax to be paid according to this Law will be the amount exceeding the total income tax payable during the fiscal year, if any. In case the income tax is less than the business asset tax, the surplus will be carried forward as credit on income tax generated during the three subsequent fiscal years. At December 31, 2002 the Company and its affiliates do not hold credits carry forward of business asset tax.

## 15. TRANSACTIONS WITH RELATED COMPANIES

The Company and its affiliates made the following significant transactions with related companies, during the normal course of its operations (in thousand bolivars approximately):

| | At June 30 | | At December 31 | |
|---|---|---|---|---|
| | 2003 | 2002 | 2001 | 2000 |
| Sales of inventories | 83,370 | 305,690 | 3,247,234 | 3,637,257 |
| Purchase of inventories | 2,324,325 | 13,043,151 | 9,474,078 | 17,974,377 |
| Charges for consumption of electricity | 6,567,344 | 14,712,333 | 8,332,067 | 9,481,390 |

As a product of these transactions and other of less importance the following balances, receivable and payable, were generated (in thousand bolivars):

Stated in thousand constant Bs. at June 30, 2003

| SHORT-TERM ACCOUNTS RECEIVABLE | At June 30, 2003 | At December 31, 2002 | At December 31, 2001 | At December 31, 2000 |
|---|---|---|---|---|
| J.C. Papeleras, C.A. | 193,370 | 174,710 | 87,417 | 2,830,380 |
| Corporación Industrial de Energía, C.A. | 19,413 | 245,238 | 24,265 | 13,448 |
| Agroindustrial Mandioca, C.A. | - | - | 23,561 | - |
| Turboven Cagua Company INC | - | - | 6,448 | 1,037,195 |
| Agropecuaria Mandioca, C.A. | - | - | 4,890 | 5,219 |
| Turbogeneradores de Venezuela, C.A. | 1,039 | 1,200 | 1,573 | 1,768 |
| Agropecuaria Mandioca, C.A. | - | - | - | 4,765,260 |
| Corporación Forestal Imataca, C.A. | - | - | - | 832,763 |
| Papeles Nacionales Flamingo, C.A. | - | - | - | 386,190 |
| Aserradero Venwood, C.A. | 14,394 | | | |
| Seinforca, C.A. | - | - | - | 179,788 |
| Comercializadora Acatami, C.A. | - | - | - | 104,184 |
| Corporación Forestal Guayamure, C.A. | 228,216 | 421,148 | 148,154 | 10,156,195 |

| SHORT-TERM ACCOUNTS PAYABLE | | | | |
|---|---|---|---|---|
| Losani, C.A. | - | 485,624 | 1,143,338 | 688,236 |
| Turbogeneradores Maracay, C.A. | 2,981,497 | 3,728,985 | 725,922 | 1,405,952 |
| Turboven Company INC | 57,904 | 143,395 | 655,989 | 223,683 |
| Simco Recycling Corporation, Inc | 498,870 | 454,613 | 281,720 | - |
| Inmuebles 3103150, C.A. | | 468,947 | 174,460 | 576,317 |

| | | | | |
|---|---|---|---|---|
| Agroindustrial Mandioca, C.A. | 1,264,961 | 985,980 | 108,561 | |
| Seinforca | 4,688 | 5,408 | - | - |
| | 356,953 | 4,763 | - | 279,416 |
| | 5,164,873 | 6,277,715 | 3,089,990 | 3,173,604 |

## 16. SHAREHOLDER'S EQUITY

### *Capital Stock*

The Legal capital stock of the Company is made of 2,294,009,424 common shares of Bs. 10 each, fully subscribed and paid in.

As of November 25, 1996 the Board of Directors approved to decree a share dividend of Bs.11,470,047,120 by a partial capitalization of the net updated balance for future capital increases resulting in funding the capital adjustments (resulting from the recouping capital updating accounts, as a result of exposure to inflation (REI) and undistributed earnings made in 1996, pursuant to the Technical Publication No. 14 (PT 14) issued by the Venezuelan College of Public Accountants, issuing 1,147,004,712 new common shares with a par value of Bs.10 each. According to the provisions by the National Securities and Exchange Commission this capital increase was distributed as dividends to registered shareholders in the shareholders' book as of January 2, 1997 in order to be allocated and in effect as of January 16, 1997.

As of February 14, 2002 the Shareholder's Equity approved a reclassification of the equity allowance "Net balances updated for future capital increases" to "Net balance updated of retained earnings for the sole use of payment of dividends in Company shares or of subsidiaries", everything pursuant to authorization by the National Securities and Exchange Commission as per official communication No. CNV-OP-033 of February 4, 2002.

### *Legal Reserve*

The Code of Commerce sets forth a provision of 5% of the net earnings of companies to establish a legal reserve until this reserve amounts to at least 10% of the capital stock. This reserve shall not be distributed as dividends.

During the year ended at December 31, 2000 the Company decided to adjust the amount of the aforementioned reserve, considering therefore the referred percentage based on the amount of the capital stock updated at the date of the financial statements. At December 31, 2002 and 2001 sharheodler's equity included Bs.9,072 million of legal reserve of Manufacturas de Papel, C.A. (MANPA)S.A.C.A.

***Cash Dividends (stated in historical values at the date of operation)***

As of March 25, 2003 the Shareholders' Meeting agreed to decree cash dividends of Bs.5.00 per share for a total of Bs.11,470,047,120. As of February 14, 2002 the Shareholders' Meeting agreed to decree a cash dividend of Bs.2.00 per share, for a total of Bs.4,588,018,848. As of April 18, 2002 the Shareholders' Meeting agreed to decree cash dividends amounting to Bs.2.00 per share, for a total of Bs.4,588,018,848. As of April 18, 2002 the Shareholders' Meeting agreed to decree an extraordinary cash dividend of Bs.2.00 per share, for a total of Bs.4,588,018,848. Likewise, as of October 9, 2002 the Shareholders' Meeting agreed to decree an extraordinary cash dividend amounting to Bs.5.00 per share, for a total of Bs.11,470,047,120.

As of April 27, 2001 the Shareholders' Meeting agreed to decree a cash dividend of Bs.1.00 per share, for a total of Bs.2,294,009,424. Likewise, as of November 16, 2001 the Shareholders' Meeting agreed to decree an extraordinary cash dividend of Bs.1.00 per share, for a total of Bs. 2,294,009,424.

As of April 27, 2000 the Shareholders' Meeting agreed to decree cash dividends of Bs.1.00 per share, for a total of Bs. 2,294,009,424. Likewise, as of February 14, 2000 the Shareholders' Meeting agreed to decree an extraordinary cash dividend of Bs.0.50 per share, for a total of Bs.1,147,004,712.

***Retained earnings***

At December 31, 2002 and 2001 the undistributed retained earnings include Bs.2,301 million and Bs.5,023 million of retained earnings from affiliates, respectively, which will be available when the affiliates decree them as dividends. The net income and retained earnings of Manufacturas de Papel, (Manpa), C.A., S.AC.A. amount to Bs.6,418 million and Bs.20,979 million at December 31, 2002 and Bs.14,734 million and Bs.42,772 million at December 31, 2001 respectively.

At December 31, 2002 and 2001 the net income includes Bs.3,281 million and Bs.3,114 million income tax of Manufacturas de Papel, (Manpa), C.A., S.AC.A., respectively.

According to the provisions issued by the National Securities and Exchange Commission as of June 9, 2000 the companies subject to its supervision and control shall use as base to allocate dividends and statutory participations the financial statements adjusted for inflation.

**17. ASSETS AND LIABILITIES IN FOREIGN CURRENCY**

Next there are the monetary assets and liabilities in foreign currency at June 30, 2003 registered at the exchange rate of Bs.1,600.00 and at December 31, 2002, 2001 and 2000 registered in bolivars at the exchange rate of Bs.1,403.00, Bs.758.00, Bs.758.00, and Bs.700.00 per US$1.00, respectively.

| | At June 30, | At December 31, | | |
|---|---|---|---|---|
| In thousand US$ | 2003 | 2002 | 2001 | 2000 |
| Assets: | | | | |
| Cash and temporary investments | 10,971 | 7,502 | 5,671 | 17,079 |
| Commercial accounts receivable | 4,735 | 11,180 | 9,139 | 11,464 |
| Accounts receivable related companies | - | 157 | 34 | 1,668 |
| Advances to suppliers and sundry debtors | 2,348 | 988 | 2,384 | 638 |
| | 18,054 | 19,827 | 17,228 | 30,849 |
| Liabilities: | | | | |
| Promissory notes and bank overdrafts | - | - | 1 | 4,009 |
| Documents payable | - | 4,608 | 3,777 | 14,145 |
| Commercial accounts payable | 23,802 | 23,250 | 18,626 | 20,490 |
| Accounts payable related companies | - | 590 | | |
| Accumulated expenses payable and others | 619 | 1,937 | 591 | 1,722 |
| Long-term loans | - | - | 1,684 | 8,399 |
| | 24,421 | 30,385 | 25,828 | 49,828 |

## 18. CREDIT RISK CONCENTRATION

Financial instruments partially subject to the Company at credit risk concentrations mainly consists of temporary cash investments and commercial accounts receivable. The Company places its temporary investments in different financial institutions and as per policy limits the amount of the credit risk. Credit risk concentrations in regard to commercial accounts receivable are limited due to the great number of clients the Company owns. At June 30, 2003 and at December 31, 2002, 2001 and 2000 the Company does not have significant credit risk concentrations different from those abovementioned.

## 19. INFORMATION ON OPERATIONS

Export sales at June 30, 2003 and December 31, 2002, 2001 and 2000 represent approximately 11.7%, 18%, 13% and 14.7% of the consolidated net sales, respectively. The Company does not have clients that individually represent 10% or more of its earnings.

## 20. COMPROMISES AND CONTINGENCIES

***Deposits and collaterals granted***

In order to guarantee obligations owed by affiliate companies, the Company has granted deposits in favor of banking institutions amounting to Bs. 30 million.

At December 31, 2002, 2001 and 2000 the Company maintains credits with financial institutions amounting to Bs.2,894 million, 2,991 million and 6,095 million to guarantee functioning of export operations made to affiliate companies. These credits are presented enclose with the documents payable at that date.

In virtue of the sales contract of assets related to forest projects, the subsidiary Inmuebles 310350, C.A. became jointly guarantor and main payer of the Company concerning the purchaser to guarantee this latter all and each of the obligations accepted by the Company. Such bond is limited to the amount of US$2,350,000. If no complaint is made, on April 30, 2003 it will be reduced to US$1,000,000 and on April 30, 2005 it will be reduced to US$350,000, being such bond definitely due then. In order to guarantee the aforementioned bond, the subsidiary granted a first-degree mortgage from purchaser up to US$3 million on real estate of its property constituted by floors 4

and 5 of Torre Country Club. Likewise, it has been agreed that in the case of selling levied property, this bond will be replaced by a guarantee on the securities listed in the Caracas Stock Exchange.

***Open Letters of Credits***

The Company has requested opening letters of credit with financial institutions to acquire raw materials and supplies. At December 31, 2002 the open letters of credits for these concepts amount to Bs.5,685.3 million.

***Contingencies***

The tax and labor authorities have determined certain tax deficiency claims and complaints against the Company amounting to Bs.5,379 million in relation to which the relevant brief of reply to charges have been filed. The Company and its legal advisors consider that there are enough grounds to claim these claims and believe that the final resolution will not have significant effects on the consolidated financial statements.

At December 31, 2002 and 2001 the appeals of foreign currency reimbursement to Banco Central de Venezuela amounting to US$1,8 million presented by the Treasury (currently the Ministry of Finance) are being decided at the Supreme Tribunal of Justice. The Company and its legal advisors are of the opinion that there are enough grounds to claim these deficiency claims and believe that the final resolution will not have significant effects on the consolidated financial statements.

**22. FURTHER EVENTS**

***Current obligations issued***

As of January 21, 2003 the Company fully paid the existing commercial papers at December 31, 2002.

***Political, Financial and Social Situation***

As a result of the political, social and financial situation the country is going through certain important sectors of the national economy have been impacted, with the possibility of further consequences. These situations may directly or indirectly influence future Company operations.

### *Financial Measures*

*Exchange control* - As of January 21, 2003 the National Executive and the Venezuelan Central Bank agreed to suspend the foreign currency trade in the country for five (5) bank business days, as published in Official Gazette No.37.614. The agreement set forth that these institutions would rule, by means of special agreement, the standards related to the administration of the foreign exchange that may be established. As of January 27, 2003 the National Executive and the Venezuelan Central Bank agreed to extent until February 5, 2003 the aforementioned suspension, as published in Official Gazette No.37.618.

As of February 5 and 7, 2003 the National Executive and the Venezuelan Central Bank entered into Exchange Agreement numbers 1 and 2 which establish the System to Administer Foreign Currency as well as the exchange rate that will rule the operations set in such agreements, respectively. Among other aspects, the aforementioned agreements set forth the following:

- The Venezuelan Central Bank will centralize the purchase and sell of foreign currency in the Country, in the terms set forth in the agreements entered into or to be entered into.
- The Commission to Administer Foreign Currency (CADIVI) responsible to coordinate, administer, control and establish the requirements, procedures and restrictions the execution of such agreement may require.
- The exchange rate are set from the effectiveness of the aforementioned agreements in Bs.1,596 for US$1.00 to purchase, and Bs.1,600 for US$1.00 to sell.

On that same date, the Presidency of the Republic issued Decree No.2.302, which sets forth the general operating framework for CADIVI and the Standards to Administer and Control Foreign Currency. This Decree was later partially amended by Decree 2.330 as of March 6, 2003. According to the provision of such Decree, the President of the Republic, in Council of Ministers, will approve the guidelines to allocate the amount of foreign currency to be destined to the exchange market, after considering CADIVI opinion, according to the availability of foreign currency that will be established to apply

the foreign exchange agreement. Likewise, such decree sets forth, among others, that acquisition of foreign currency will be subject to prior registration of the interested party with the user registries and to the authorization to participate in the foreign exchange system, with the documents and other requirements to be established by CADIVI (see Note 17).

Until July 22, 2003 CADIVI has issued several regulations related to registries, guidelines, requirements and conditions related to the system to administer foreign currency. The Company has made all the necessary to access foreign currency to pay its obligations in foreign currency.

Obtaining the necessary foreign currency for operations in foreign currency made by the Company during the regular course of its operations will depend on the approval of all the registrations requested before the relevant institutions, and of the availability of foreign currency that will be established in the application of the regulations aforementioned.

*Price Control* – As of February 6, 2003 the National Executive decreed a price control on first-need goods and services among which there are certain products manufactured by the Company.

**NATIONAL SECURITIES COMMISSION**

**Resolution No.016-86 as of January 27, 1987**

a) **Detailed of balances of the important accounts and transactions in foreign currency, included in the audited financial statements for the years 2002, 2001, and 2000 and the interim financial statements for the period ended June 30, 2003.**

**(In thousand US$)**

| | At June 30, | At December 31, | | |
|---|---|---|---|---|
| | 2003 | 2002 | 2001 | 2000 |
| Assets: | | | | |
| Cash and temporary investments | 10,971 | 7,502 | 5,671 | 17,079 |
| Commercial accounts receivable | 4,735 | 11,180 | 9,139 | 11,464 |
| Accounts receivable related companies | - | 157 | 34 | 1,668 |

| | | | | |
|---|---|---|---|---|
| Advances to suppliers and sundry debtors | 2,348 | 988 | 2,384 | 638 |
| | 18,054 | 19,827 | 17,228 | 30,849 |
| Liabilities: | | | | |
| Promissory notes and bank overdrafts | - | - | 1 | 4,009 |
| Documents payable | - | 4,608 | 3,777 | 14,145 |
| Commercial accounts payable | 23,802 | 23,250 | 18,626 | 20,490 |
| Accounts payable related companies | - | 590 | | |
| Accumulated expenses payable and others | 619 | 1,937 | 591 | 1,722 |
| Long-term loans | - | - | 1,684 | 8,399 |
| | 24,421 | 30,385 | 25,828 | 49,828 |

**b) Amounts of the adjustments of the fiscal year made to the inventory accounts, fixed assets, investments and deferred charges, pursuant to the accounting principles generally accepted in Venezuela.**

Inventory accounts, fixed assets, investments and deferred charges did not suffer adjustments during the fiscal year, unless the records of depreciation of the fixed assets and the redemptions of the deferred charges and the surplus of investments.

**c) In addition to the original cost of inventories, fixed assets and investments, separately indicate the amount of the adjustments made to the corresponding accounts for difference in the exchange capitalized.**

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. has registered its inventories and fixed assets at cost and any adjustment on these have been made for the concept of exchange differences.

**d) The exchange types used to convert balances in foreign currency.**

Transactions in foreign currency are registered at the exchange rate in effect at the date of operation. The balances in foreign currency have been registered at the following exchange rates:

At closure at December 31, 2000: Bs.700.00*US$

At closure at December 31, 2001: Bs.758.00*US$

At closure at December 31, 2002: Bs.1,403.00*US$

At closure at March 31, 2003: Bs.1,600.00*US$

**e) The amount of the income or loss for exchange fluctuations.**

For the period from 1/1/03 through 6/33/03 and for the years 2002, 2001, and 2000 the exchange income or loss stated in constant currency are the following:

| June 30, 2003 | December 31, 2002 | December 31, 2001 | December 31, 2000 |
|---|---|---|---|
| Exchange profit<br>2,951,870 | Exchange profit<br>2,531,563 | Exchange profit<br>5,356,019 | Exchange profit<br>13,508,708 |

**f) Details related to the amounts registered as deferred charges, indicating the methodology of the calculation used.**

At December 31, 2002, 2001, and 2000 the deferred charges and other assets are mainly comprised by the trademarks owned by a foreign affiliate which amount to Bs. 1,190 million, Bs.1,265.4 million and Bs.1,341.2 million, respectively, net of the amortization fund amounting to Bs.218.9 million, Bs.212.7 million and Bs.137.1 million, respectively, which are redeemed in a period of twenty (20) years.

**g) Depreciation policies and redemption of adjustment to assets, and registered amount with charge to results of the fiscal year.**

Property, plant and equipment (except for furniture and equipment) are presented at the values of the appraisals made by specialized independent appraisers in the industry, updated at the date of closure of the financial statements according to the methodology sets forth by the National Securities and Exchange Commission concerning the use of devaluation indexes for machinery and equipment and inflation indexes for the rest of assets. These appraisals do not have seniority higher than three (3) years.

The furniture, equipment and further acquisitions at date of valuation were updated for inflation taking into account the date of origin based on IPC of that date.

Depreciation is calculated based on the straight-line method on the useful life originally estimated for the different assets.

Disbursements for maintenance and repairs are charged to the results in the year they are incurred in, while those for renewal or improvements are capitalized.

Properties and equipment sold and later leased back have been registered as assets and the corresponding obligations have been registered as a liability. The results

obtained in the sales with leaseback are deferred and redeemed during the useful life of the relevant assets. Those results obtained for this type of transactions under the scope of enforcement of the Declaration of Accounting Principles No.14 (DPC-14) issued by the Venezuelan Federation of Colleges of Public Accountants are deferred and redeemed during the life of the corresponding contract. Property and equipment so registered are depreciated by the method and base indicated above.

Property and equipment at December 31, 2001 and 2000 stated in present costs at those dates, were restated in constant bolivars at December 31, 2002 by applying the annual variation of Consumer Price Indexes (CPI), except for the portion of the affiliates domiciled abroad that are presented without the effects for inflation of the Venezuelan economy.

The portion of the interest rate that exceeds the inflation rate applicable to disbursements related to investment projects is capitalized as additional cost of the constructions in progress. This portion is redeemed based on the useful life applicable to the assets acquired.

For the period from 1/1/02 and 6/30/03 and for the years 2002, 2001 and 2000 the charge for the concept of depreciation expense of the fixed assets stated in constant currency at June 30, 2003 is the following:

| June 30, 2003 | December 31, 2002 | December 31, 2001 | December 31, 2000 |
|---|---|---|---|
| 7,037,439 | 14,114,632 | 21,260,348 | 23,885,990 |

Balances stated in constant bolivars.

**h) Any other commitment and transactions in foreign currency.**

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. does not have any relevant commitment or transaction that has not been revealed in prior items.

**3.3. Financial relations (restated in constant currency)**

| INDICATOR | Closure at 6/30/03 | Closure at 12/31/02 | Closure at 12/31/01 | Closure at 12/31/00 |
|---|---|---|---|---|
| AC/ PC | 1.52 | 1.39 | 1.97 | 1.80 |
| Efect./ PC | 0.30 | 0.16 | 0.17 | 0.06 |
| PC/ Pat. | 1.19 | 0.21 | 0.16 | 0.27 |

| | | | | |
|---|---|---|---|---|
| PC/ Pat | 0.23 | 0.24 | 0.21 | 0.38 |

Legend: AC: Current assets PC: Current liabilities

Efect.: Cash Pat.: Shareholders' equity PT: Total liability

**3.4. Reports by the Risk Classifying Companies**

**4. SUPPLEMENTARY INFORMATION**

The additional information about the issuance can be obtained at the business premises of MANPA situated in Av. Francisco de Miranda, Torre Country Club, Piso 11, Chacaíto, by the following people:

- JUAN ANTONIO LOVERA Phone 901-2325/ 2335
- LETICIA LEVEL Phone 901-2245

"THE UNDERSIGNED DO HEREBY DECLARE THAT THEY JOINTLY OR INDIVIDUALLY ACCEPT, FOR ALL THE SUBSEQUENT LEGAL PURPOSES, THE RESPONSIBILITY OF THE CONTENT OF THE PRESENT PROSPECTUS AND THAT THE SAME IS TRUE AND THAT THEY DO NOT KNOW OF ANY OTHER IMPORTANT FACT OR INFORMATION WHICH OMISSION MAY ALTER THE APPRECIATION MADE BY THE PUBLIC OF THE CONTENT OF THIS PROSPECTUS."

THE PEOPLE RESPONSIBLE OF THE CONTENT OF THE PROSPECTUS:

JUAN ANTONIO LOVERA (signed). I.D. Card No.5534882

Finance Corporate Vice-President.

LETICIA LEVEL (signed). I.D. Card No.6401405

Corporate Planning Manager.

ADDRESS: Av. Francisco de Miranda, Torre Country Club, Piso No.11, Chacaito

PHONES: 901.23.35

FAX: 901.23.17

GENERAL INDEX Page

[Logotype of MANPA] Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

ISSUANCE OF COMMERCIAL PAPERS AT BEARER

-2003-

Maximum authorized amount Bs.8,000,000,000.00

Coordinator: [Logotype of MANPA] Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

Translator's Note:

At the upper right margin of the front page of the prospectus and some of its internal pages there is a wet seal that reads as follows: "National Securities and Exchange Commission. 2003 September 29 AM 11:52. FILE. RECEIVED." ----------------------------

The foregoing is the true and exact translation of the attached original document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, February 19, 2004.

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO J. HERNANDEZ MORA

JUDITH HERNANDEZ MORA
CERTIFIED PUBLIC TRANSLATOR

MANUFACTURAS DE PAPEL,C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FLOWS IN EQUITY ACCOUNTS
FOR THE YEARS ENDED AT DECEMBER 31, 2002, 2001 AND 2000
RE-STATED IN CONSTANT BOLIVARS AT DECEMBER 31, 2002
(Stated in thousand constant bolivars )

| | | | | | Retained Earnings | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | Capital stock | Updated Capital stock | Updated net balance for future capital increments | Accumulated result from translation of foreign subsidiary | Legal Reserve | Updated net balance of retained earnings | Undistributed | Result from holding non-monetary assets | Total Equity |
| BALANCES PREVIOUSLY REPORTED AT DEC. 31, 1999 | 22.940.094 | 68.428.780 | 156.925.262 | 242.996 | 26.260.823 | - | 29.222.655 | 107.884.902 | 411.905.512 |
| Accumulated result for equity updating at the beginning of the year from foreign subsidiaries (Note 1) | - | - | - | (78.065) | - | - | (4.306.166) | - | (4.384.231) |
| INITIAL NET BALANCES | 22.940.094 | 68.428.780 | 156.925.262 | 164.931 | 26.260.823 | | 24.916.489 | 107.884.902 | 407.521.281 |
| Cash dividends | - | - | - | - | - | - | (5.524.300) | - | (5.524.300) |
| Net income | - | - | - | - | - | | 4.980.701 | - | 4.980.701 |
| Adjust and transfer of Legal Reserve of disposed subsidiaries (Note 17) | - | - | - | - | (17.122.894) | - | (17.122.894) | - | - |
| Accumulated result from translation of foreign subsidiary | - | - | - | 24.100 | - | | - | - | 24.100 |
| Result from holding non-monetary assets | - | - | - | - | - | | | (39.801.298) | (39.801.298) |
| BALANCES AT DEC. 31, 2000 | 22.940.094 | 68.428.780 | 156.925.262 | 189.031 | 9.137.929 | - | 41.495.784 | 68.083.604 | #¿NAME? |
| Transfer to updated Capital Stock | 68.428.780 | (68.428.780) | - | - | - | - | - | - | - |
| Cash dividends | - | - | - | - | - | - | (6.299.950) | - | (6.299.950) |
| Net income | - | - | - | - | - | - | 6.041.747 | - | 6.041.747 |
| Accumulated result from translation of foreign subsidiary | - | - | - | 11.032 | - | | - | - | 11.032 |
| Result from holding non-monetary assets | - | - | - | - | - | | - | (24.892.364) | (24.892.364) |
| BALANCES AT DEC. 31, 2001 | 91.368.874 | - | 156.925.262 | 200.063 | 9.137.929 | - | 41.237.581 | 43.191.240 | #¿NAME? |
| Transfer to updated net balance of retained earnings (Note 17) | - | - | (156.925.262) | - | - | 156.925.262 | - | - | - |
| Cash dividends | - | - | - | - | - | - | (23.141.352) | - | (23.141.352) |
| Net income | - | - | - | - | - | - | 2.077.257 | - | 2.077.257 |
| Accumulated result from translation of foreign subsidiary | - | - | - | (108.097) | - | | - | - | (108.097) |
| Result from holding non-monetary assets | - | - | - | - | - | | | 65.970.962 | 65.970.962 |
| BALANCES AT DEC. 31, 2002 | 91.368.874 | - | - | 91.966 | 9.137.929 | 156.925.262 | 20.173.486 | 109.162.202 | #¿NAME? |

See notes to consolidate financial statements

MANUFACTURAS DE PAPEL,C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FLOWS IN EQUITY ACCOUNTS
FOR THE SIX-MONTH PERIOD ENDED AT JUNE 30, 2003 AND THE YEARS ENDED AT DECEMBER 31, 2002, 2001 AND 2000
RE-STATED IN CONSTANT BOLIVARS AT JUNE 30, 2003
(Stated in thousand constant bolivars )

| | Capital stock | Updated Capital stock | Updated net balance for future capital increments | Accumulated result from translation of foreign subsidiary | Retained Earnings: Legal Reserve | Retained Earnings: Updated net *balance of* retained earnings | Retained Earnings: Undistributed | Result from holding non-monetary assets | Total Equity |
|---|---|---|---|---|---|---|---|---|---|
| BALANCES PREVIOUSLY REPORTED AT DEC. 31, (Illegible) | 22.940.094 | 82.470.177 | 181.041.243 | 280.307 | 30.293.083 | - | 32.502.917 | 124.450.261 | 473.978.082 |
| Accumulated result for equity updating at the beginning of the year from foreign subsidiaries (Note 1) | - | - | - | (115.376) | - | - | (3.603.984) | - | (3.719.360) |
| INITIAL NET BALANCES | 22.940.094 | 82.470.177 | 181.041.243 | 164.931 | 30.293.083 | - | 28.898.933 | 124.450.261 | 470.258.722 |
| Cash dividends | - | - | - | - | - | - | (6.372.538) | - | (6.372.538) |
| Net income | - | - | - | - | - | - | 5.406.095 | - | 5.406.095 |
| Adjustment and transfer of Legal Reserve of disposed subsidiaries (Note Illegible) | - | - | - | - | (19.752.056) | - | 19.752.056 | - | - |
| Accumulated result from translation of foreign subsidiary | - | - | - | 24.100 | - | | - | - | 24.100 |
| Result from holding non-monetary assets | - | - | - | - | - | | | (45.912.651) | (45.912.651) |
| BALANCES AT DECEMBER | 22.940.094 | 82.470.177 | 181.041.243 | 189.031 | 10.541.027 | - | 47.684.546 | 78.537.610 | 423.403.728 |
| Transfer to updated Capital Stock | 82.470.177 | (82.470.177) | - | - | - | - | - | - | - |
| Cash dividends | - | - | - | - | - | - | (7.267.285) | - | (7.267.285) |
| Net income | - | - | - | - | - | - | 7.027.790 | - | 7.027.790 |
| Accumulated result from translation of foreign subsidiary | - | - | - | 11.032 | - | | - | - | 11.032 |
| Result from holding non-monetary assets | - | - | - | - | - | | - | (28.714.502) | (28.714.502) |
| BALANCES AT DEC. 31 | 105.410.271 | - | 181.041.243 | 200.063 | 10.541.027 | - | 47.445.051 | 49.823.108 | 394.460.763 |
| Transfer to updated net balance of retained earnings (Note 16) | - | - | (181.041.243) | - | - | 181.041.243 | - | - | - |
| Cash dividends | - | - | - | - | - | - | (26.694.628) | - | (26.694.628) |
| Net income | - | - | - | - | - | - | 2.546.513 | - | 2.546.513 |
| Accumulated result from translation of foreign subsidiary | - | - | - | (108.097) | - | | - | - | (108.097) |
| Result from holding non-monetary assets | - | - | - | - | - | | | 76.100.583 | 76.100.583 |
| BALANCES AT DECEMBER | 105.410.271 | - | - | 91.966 | 10.541.027 | 181.041.243 | 23.296.936 | 125.923.691 | 446.305.134 |
| Cash dividends | - | - | - | - | - | - | (11.629.481) | - | (11.629.481) |
| Net income | - | - | - | - | - | - | 5.184.780 | - | 5.184.780 |
| *Result from holding non-monetary assets* | - | - | - | - | - | | | (19.116.227) | (19.116.227) |
| BALANCES AT JUNE 30, 2(Illegible) | 105.410.271 | - | - | 91.966 | 10.541.027 | 181.041.243 | 16.852.235 | 106.807.464 | 420.744.206 |

MANPA

**PROSPECTO**

# MANUFACTURAS DE PAPEL C.A. (MANPA) S.A.C.A.

| | | |
|---|---|---|
| Capital Autorizado: | Bs. | 45.880.188.480,oo |
| Capital Suscrito: | Bs. | 22.940.094.240,oo |
| Capital Pagado: | Bs. | 22.940.094.240,oo |

## EMISION DE PAPELES COMERCIALES AL PORTADOR

## MONTO MAXIMO AUTORIZADO PARA CIRCULAR:

**OCHO MIL MILLONES DE BOLIVARES (Bs. 8.000.000.000,oo)**

## EMISION: 2003 - I

La presente emisión de Papeles Comerciales fue aprobada en la Asamblea General Ordinaria de Accionistas celebrada el 25 de Abril de 2.003, inscrita en el Registro Mercantil Primero de la Circunscripción Judicial del Distrito Federal y Estado Miranda, el 26 de Junio de 2.003, Nº 61, Tomo 61-A-Pro, y aprobada por la Junta Directiva según Acta No. 844 de fecha 27 de Junio de 2003.

**CERTIFICACION DE LA COMISION NACIONAL DE VALORES:**

**"LA COMISION NACIONAL DE VALORES CERTIFICA QUE SE HAN CUMPLIDO LAS DISPOSICIONES DE LAS NORMAS RELATIVAS A LA EMISION, OFERTA PUBLICA Y NEGOCIACION DE PAPELES COMERCIALES EN LO QUE RESPECTA A LA SOLICITUD DE AUTORIZACION PARA HACER OFERTA PUBLICA EN LOS TERMINOS Y CONDICIONES QUE SE DESCRIBEN EN ESTE PROSPECTO. NO CERTIFICA LA CALIDAD DE LA INVERSION".**

La autorización para emitir Papeles Comerciales quedó inscrita en el Registro Nacional de Valores mediante Resolución Nº xxxxxxx del xx de xxxxxx de 2003 y tendrá una vigencia de un (1) año calendario contado a partir del día siguiente a la fecha de emisión de la primera serie.

# 1. INFORMACION BASICA SOBRE LA EMISION

## 1.1 Tipo de Documento:

Papeles Comerciales al Portador

## 1.2 Monto Máximo Autorizado:

El monto máximo de papeles comerciales que podrá estar en circulación en cualquier momento durante la vigencia de la autorización es de OCHO MIL MILLONES DE BOLIVARES (Bs. 8.000.000.000,oo). La autorización tendrá vigencia de un año calendario contado a partir del día siguiente a la fecha de emisión de la primera serie, la cual deberá ofertarse públicamente dentro de los tres (3) meses siguientes a la fecha de recibir la notificación de la autorización otorgada por la Comisión Nacional de Valores.

## 1.3 Emisiones:

Las emisiones podrán efectuarse en una o varias series, simultáneas o sucesivas, serán en bolívares y ninguna podrá ser inferior al diez por ciento (10%) del monto máximo autorizado.

El monto total, a valor nominal, de las series en circulación no podrá exceder en cualquier momento el monto global autorizado de OCHO MIL MILLONES DE BOLIVARES CON 00/100 (Bs. 8.000.000.000,00) .A los fines del cálculo del monto máximo en circulación, no se computará el valor nominal de Papeles Comerciales emitidos pero aún no colocados en el mercado.

## 1.4 Plazos:

Los títulos tendrán un vencimiento fijo no inferior a quince (15) días, ni superior a trescientos sesenta (360) días contados a partir de la fecha de emisión según lo contemplado en el Artículo N° 50 de la LEY DE MERCADO DE CAPITALES". Los plazos serán definidos en la publicación de prensa correspondiente, a ser realizada al inicio de la colocación de cada serie.

**1.5 Prórroga:**

El plazo de vencimiento no podrá ser anticipado, y podrá ser prorrogado de acuerdo con las condiciones fijadas al momento de la emisión o por acuerdo expreso de las dos terceras (2/3) partes de los tenedores de los instrumentos, reunidos en asamblea convocada al efecto. En ningún caso el vencimiento de los títulos podrá ser posterior a la fecha de expiración de la autorización otorgada por la Comisión Nacional de Valores, de acuerdo al Art. Nº 2 de las Normas Relativas a la Emisión, Oferta Pública y Negociación de Papeles Comerciales.

**1.6 Precio al Público y Colocación:**

El precio al público de la colocación primaria de los títulos de papeles comerciales que integrará cada serie que se emita en base a esta autorización podrá ser a su valor par, a descuento o con prima.

La colocación de cada una de las series de la presente emisión se podrá realizar bajo cualquiera de los siguientes sistemas de colocación: "Colocación en Base a Mayores Esfuerzos", "En Firme" o "Garantizada", según lo que se determine en la oportunidad de cada serie.

EL EMISOR, podrá colocar directamente las series que se emitan en base a esta autorización, pudiendo utilizar los Corredores Públicos de Títulos Valores como Agentes de Distribución. En la oportunidad de cada serie se determinará EL(LOS) AGENTE(S) DE COLOCACION respectivo(s) y constará en el aviso de prensa correspondiente.

**1.7 Rendimiento:**

Las respectivas tasas de interés y el rendimiento efectivo proporcionado por las mismas se determinarán en el momento de la colocación inicial de cada una de las series y constará en el respectivo Título Unico y en los avisos de prensa correspondientes.

**1.8 Títulos:**

Cada una de las series que se emitan en base a esta autorización estará conformada por un Título Unico por el monto total de la serie efectivamente colocado, el cual permanecerá en

custodia de Venezolano de Crédito, S. A. Banco Universal, quien emitirá Certificados de Custodia Negociables igual al número de inversionistas que posea cada serie.

**1.9 Pago de los Títulos:**

Los títulos que componen cada serie serán pagados a su vencimiento por Manufacturas de Papel, C.A. (MANPA) S.A.C.A., en la Av. Francisco de Miranda con esquina El Parque, Torre Country Club, Piso 11, Chacaíto, Caracas.

**1.10 Mercado Secundario:**

Dentro de los veinte (20) días siguientes a la fecha en que haya concluido el proceso de colocación primaria de cada serie, podrá solicitar la inscripción del Título Unico o de los Títulos que conforman la misma en la Bolsa de Valores de Caracas, C.A.

**1.11 Uso de los Fondos:**

Los fondos provenientes de la colocación de la presente emisión de Papeles Comerciales, se destinarán a cubrir las necesidades de Capital de Trabajo, entendiéndose como tal, a la diferencia entre las Cuentas por Cobrar más los inventarios menos las Cuentas por Pagar. Esta diferencia normalmente se origina por el desfase existente entre las compras de materias primas, su procesamiento y transformación en productos terminados, la venta del producto y posteriormente su cobranza.

**1.12 Calificadoras de Riesgos:**

En cumplimiento con lo establecido en las Normas Relativas a la Emisión, Oferta Pública y Negociación de Papeles Comerciales, a continuación se indican los resultados del proceso de calificación de riesgo de los papeles comerciales que integran la presente oferta pública:

**- CLASIFICADORES ASOCIADOS S & S, SOCIEDAD CALIFICADORA DE RIESGO, C.A.**

"La Junta Calificadora le otorga a la presente emisión la categoría **x**, sub- categoría **xx**."

- **CLAVE SOCIEDAD CALIFICADORA DE RIESGO, C.A.**

"La Junta Calificadora le otorga a la presente emisión la categoría **x**, sub- categoría **xx**."

Estos dictámenes no implican la recomendación para comprar, vender o mantener los títulos valores calificados, ni implica una garantía de pago del título. Son unas valuaciones sobre la probabilidad de que el capital del mismo y sus rendimientos sean cancelados oportunamente.

### 1.13 Representante Común de los Tenedores de Papeles Comerciales:

La Asamblea Ordinaria de Accionistas en su reunión de fecha 25 de abril de 2.003, acordó la designación del Banco Venezolano de Crédito, S.A. Banco Universal, como Representante Común de los Tenedores de Papeles Comerciales, tal designación fue aprobada por la Comisión Nacional de Valores el xx de xxxxx de 2003, bajo el Nº xxxxxxx

## 2. INFORMACION SOBRE LA ENTIDAD EMISORA Y SUS ACCIONISTAS.

### 2.1 Nombre, Domicilio y Duración:

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., es una compañía de las estipuladas en el Código de Comercio. Tiene su domicilio en la ciudad de Caracas, y de acuerdo a lo establecido en la cláusula Nº 2 de sus estatutos, podrá establecer plantas, fábricas, agencias o sucursales donde la Junta Directiva de la Sociedad lo creyera necesario o conveniente. La duración de la compañía es hasta el 31 de diciembre del año dos mil cincuenta y uno (2051), de acuerdo a lo resuelto por la Asamblea General Ordinaria de Accionistas, celebrada el 22 de abril de 1994, cuya acta fue registrada en el Registro Mercantil Primero de Circunscripción Judicial del Distrito Federal y Estado Miranda en fecha 24 de mayo de 1994, bajo el Nº 24 Tomo 55 - A Pro.

### 2.2 Datos del Registro:

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. fue fundada en 1950. El acta constitutiva y estatutos sociales de la compañía fueron inscritos en el Registro de Comercio llevado por el Juzgado de Primera Instancia en lo Mercantil del Distrito Federal, el 31 de marzo de 1950, bajo el N° 379, Tomo 1-B(Expediente N° 3.251). Su última modificación de estatutos fue inscrita en el Registro Mercantil Primero de la Circunscripción Judicial del Distrito Federal y Estado Miranda el 14 de Julio de 1999, bajo el Nº 35, Tomo 141-A-Pro.

## 2.3 Dirección de Manufacturas de Papel, C.A. (MANPA) S.A.C.A.:

***Oficinas de Caracas:***

Av. Francisco de Miranda con esquina El Parque, Torre Country Club. Piso 11, Chacaito. Caracas.

Teléfonos: (0212) 901 23 35 Fax: (0212) 901 23 17

***Plantas:***

**División Molino I.E.E. y División F.C.R.R:**

Avenida Aragua, Maracay, Estado Aragua.

Teléfono: (0243) 240 11 15 – 240 11 16 – 240 10 90 Fax: (0243) 240 10 33

**División Molino Higiénico:**

Calle Guayamure, Zona Industrial La Hamaca, Maracay, Estado Aragua.

Teléfono: (0243) 240 75 48 – 240 74 88 Fax: (0243) 272 39 02

**División Bolsas, División Sacos y División Productos Escolares y de Oficina:**

Calle Guayamure, Zona Industrial La Hamaca, Maracay, Estado Aragua.

Teléfono: (0243) 240.10.01 Fax: (0243) 234.58.56

## 2.4 Objeto Social:

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. conforme a lo dispuesto en la cláusula Nº 1 de sus estatutos, es una sociedad por Acciones que tiene por objeto fundamental la fabricación de pulpa de papel, de papel y la manufactura de todo género de artículos de papel, en especial, sacos y bolsas de toda especie, impresos o no; y, en general, la industrialización del papel de la manera más amplia. Podrá igualmente emprender, tomar parte en cualquier forma o adquirir acciones de otras empresas, que tengan o no, conexión con los objetos fundamentales de la sociedad; celebrar todo género de contratos, aún cuando no tengan relación con la fabricación de papel, su industrialización y manufactura, adquirir o recibir por cualquier título todo género de bienes muebles o inmuebles y valores de cualquier naturaleza, enajenarlos y gravarlos.

## 2.5. Fundación y Evolución Histórica:

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., fue fundada el 31 de marzo de 1950 por Gustavo Delfino Arriens, Juan Delfino Rodríguez, Carlos H. Maury y Ladislao Caballero. La producción estaba orientada a la fabricación de sacos multipliegos destinados a cubrir las necesidades de C.A. FABRICA NACIONAL DE CEMENTOS. También se incursionó en la fabricación de bolsas para todo uso en el comercio y la industria en general. Ambas plantas comenzaron operando en el mismo galpón, que estaba ubicado en Los Cortijos de Lourdes.

En 1961, MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. empieza una etapa de expansión e integración vertical. El objetivo era producir el papel requerido por la empresa para llevar a cabo su producción de sacos y bolsas, disminuyendo así la dependencia de la materia prima importada. Esto se logra con la adquisición y puesta en marcha de dos máquinas papeleras con una capacidad de 50 mil toneladas métricas anuales destinadas a la producción de papel Kraft brillante por una sola cara, el cual se utiliza en la fabricación de bolsas y papel Kraft de resistencia con caras opacas, utilizado especialmente para la fabricación de sacos multipliegos y de embalaje.

En 1972, conjuntamente con C.A. FABRICA DE PAPEL DE MARACAY, se crea la denominada COOPERATIVA GUAYAMURE con el objeto de desarrollar plantaciones industriales de pino Caribe, para así obtener materia prima y reducir importaciones. Dos años más tarde se funda la CORPORACION FORESTAL IMATACA C.A. para desarrollar un proyecto similar en terrenos ubicados al sur del Estado Monagas.

El proyecto de la COOPERATIVA GUAYAMURE se ubicó en tierras de características aparentemente poco aptas para la siembra. Sin embargo, mediante avanzados procesos técnicos y científicos, este esfuerzo fue dando buenos resultados, por lo que el Estado Venezolano decide apoyar esta iniciativa, constituyéndose en el año 1976 la CORPORACION FORESTAL GUAYAMURE, C.A.

También, en 1976 pone en marcha la tercera máquina papelera, con una capacidad de producción de 50 mil toneladas métricas, destinada a la producción de cartulinas y papeles finos de imprimir y escribir.

En 1989, MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. adquiere la empresa CAHIZ HERMANOS & CO. SUCESORES, C.A., que posteriormente se denominaría CORPORACION INDUSTRIAL ALPES, S.A., incorporando una nueva línea de productos de consumo masivo: cuadernos, libretas y útiles escolares de marca ALPES. Por otra parte se establece una cadena de distribución nacional.

En 1991, incursiona en el mercado de Formas Continuas con la línea de producción AlpesForm, y a finales de este mismo año con motivo de la apertura comercial de los países integrantes del Pacto Andino, se da inicio a una política agresiva de exportaciones, estableciendo como objetivo inicial el mercado colombiano.

En 1.992 como parte de la estrategia de las empresas pertenecientes al sector forestal dirigida a aumentar la explotación comercial de los bosques, se constituye una nueva compañía: ASERRADERO VENWOOD, C.A., filial de CORPORACION FORESTAL IMATACA. Este aserradero inició sus operaciones durante el primer trimestre de 1994.

Por autorización de la Comisión Nacional de Valores, otorgada por Resolución número 209-92 del 06 de mayo de 1992, se convierte en Sociedad Anónima de Capital Autorizado, modificando su denominación a MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

En Diciembre de 1992, MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A., adquiere la totalidad de las acciones de C.A. FABRICA DE PAPEL DE MARACAY, aumentando así el potencial económico de desarrollo del Sector Papel. La integración de sus operaciones, fue el resultado de la estrecha coordinación gerencial que se había venido realizando entre ambas empresas desde finales de 1991.

El 09 de Septiembre de 1994, en Asamblea General Extraordinaria se autoriza el cambio de valor nominal de las acciones de MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. de Bs. 100,oo a Bs. 10,oo por acción. Adicionalmente se incrementó el monto de Capital Autorizado a Bs. 10.461.354.400,oo.

Con el fin de suministrar un servicio eléctrico estable y a costos competitivos, para satisfacer las necesidades del sector industrial, en 1995, Manufacturas de Papel, C.A.

(MANPA) S.A.C.A., firmó un acuerdo de asociación con Community Energy Alternative (CEA), filial de Public Service Enterprise Group (PSEG), una de las más grandes corporaciones de gas y electricidad de los Estados Unidos de América, con más de 90 años de experiencia y una capacidad de generación eléctrica de 12 mil megavatios a nivel mundial. Esta asociación dio paso a Turbogeneradores de Venezuela, C.A., empresa en la que Manufacturas de Papel, C.A. (MANPA) S.A.C.A. comparte el capital accionario con Community Energy Alternative (CEA).

En Mayo de 1996 Manufacturas de Papel, C.A. (MANPA) S.A.C.A. consolida su estrategia de producción orientada al uso de papel reciclado, con la adquisición del 50% de las acciones de SIMCO Recycling Corporation, el principal proveedor de fibras secundarias de la corporación.

Asimismo, y con el propósito de afianzar la presencia en el mercado internacional, en Junio de 1996, Manufacturas de Papel, C.A. (MANPA) S.A.C.A. compra la totalidad de los activos de la empresa Trinidad Paper Products, LTD - ahora denominada Vencaribbean Paper Products -, para la conversión y comercialización de papel higiénico. Con esta adquisición se colocarán 4.000 TM anuales en el mercado de exportación, especialmente en países miembros del Caricom.

Por otra parte, cabe destacar el ingreso de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. en el mercado financiero internacional a través del establecimiento de un Programa de Certificados Americanos de Depósitos de Acciones (American Depositary Receipt, ADR´s) en su Nivel I. La cotización de dichos títulos en el mercado norteamericano se inició el 12 de Junio de 1996.

La Asamblea General Extraordinaria de Accionistas de MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. celebrada el 23 de Julio de 1997, aprobó la fusión de la compañía con algunas de sus empresas filiales (Corporación Industrial Alpes, S.A., C.A. Fábrica de Papel de Maracay, Urbanizadora Guayamure, C.A.; Papeles Maracay, C.A.; Pulpa Maracay, C.A. e Inversiones TCC13, C.A.), mediante la cual MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. absorbió los activos y pasivos de las mencionadas filiales, las cuales dejaron de existir formalmente el 27 de Diciembre de 1.997 una vez cumplidos los

requisitos legales, esto es transcurrido los tres meses desde la publicación de las Asambleas de Accionistas que acordaron dicha fusión, lo que tuvo lugar el 26 de Septiembre de 1.997.

En 1998, Manufacturas de Papel, C.A. (MANPA) S.A.C.A. incursionó en un nuevo segmento del mercado como es la producción de empaques plegadizos para la elaboración de carpetas, estuches de comida rápida, etc., así como también, se optimizó el proceso productivo de resmillas personalizadas, cuadernos engrapados y cuadernos de doble espiral.

En el segundo semestre de 1.998, Manufacturas de Papel, C.A. (MANPA) S.A.C.A. continuando con su estrategia de expansión geográfica, iniciada en Trinidad y Miami, pero ahora dirigida hacia el mercado Centroamericano, creó Manufacturas de Papel de Centroamérica, MANPA, S.A., a través de una nueva asociación con la empresa costarricense Toycos. Con esta operación la empresa contará con un centro de distribución para toda Centroamérica, lo cual arroja una proyección en las ventas por el orden de US$ 20.000.000 en los próximos tres años.

Para el 01 de Septiembre de 1998, la Junta Directiva de Manufacturas de Papel C.A. (MANPA) S.A.C.A. decidió separar de su objeto social el proyecto de generación eléctrica, constituyendo la sociedad mercantil Corporación Industrial de Energía, C.A. Asimismo, Manpa decretó un dividendo extraordinario en especie de 1.372.309.209 acciones comunes nominativas Clase A de Corporación Industrial de Energía, C.A. a sus accionistas, a razón de 16,75 acciones comunes nominativas Clase A de Corporación Industrial de Energía, C.A. por cada 28 acciones de Manpa en tenencia.

Con aportes de Inmuebles, en el año 2000 Manufacturas de Papel C.A. (MANPA) S.A.C.A. constituye la filial Inmuebles 310350.

Durante el año 2001 Manufacturas de Papel C.A. (MANPA) S.A.C.A. aporto la mayoría de sus inversiones al Costo y ciertas Cuenta por Cobrar.

En el año 2.001 se efectuó la venta de la División Forestal con el objeto de consolidar y enfocar todos los recursos en el negocio de fabricación y comercialización de papel, el cual siempre fue su principal actividad.

Para el año 2203 como estrategia de reducción de Costos se muda la Planta de Productos Escolares y de Oficina de Valencia hacia la zona Industrial la Hamaca ubicada en Maracay.

## 2.6 Posición de la Empresa en el Mercado:

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. participa en el mercado de productos intermedios de papel, en los segmentos "Higiénicos", "Envases y Embalajes" e "Imprimir y Escribir". En el primero, su principal competidor es Papeles Venezolanos, C.A., y en los dos últimos rubros, su único competidor es Venepal:

| | Año 2002 | Año 2001 |
|---|---|---|
| TISSUE | 37,30% | 38,30% |
| ENVASES – EMBALAJES | 75,15% | 51,80% |
| IMPRIMIR – ESCRIBIR | 85,58% | 47,30% |

**FUENTE: Datos Information Resources y Cálculos Propios.**

## 2.7 Capital Social:

El 18 de Abril de 1996, en Asamblea General Ordinaria de Accionistas, se acordó aumentar el capital social de la compañía de la cantidad de Siete Mil Seiscientos cuarenta y Seis Millones Seiscientos Noventa y Ocho Mil Ochenta Bolívares (Bs. 7.646.698.080,oo) a la cantidad de Once Mil Cuatrocientos Setenta Millones Cuarenta y Siete Mil Ciento Veinte Bolívares (Bs. 11.470.047.120,oo) mediante la emisión de Trescientas Ochenta y Dos Millones Trescientas Treinta y Cuatro Mil Novecientas Cuatro (382.334.904) nuevas acciones, con un valor nominal de Diez Bolívares (Bs. 10,oo) cada una, por un monto total de Tres Mil Ochocientos Veinte y Tres Millones Trescientos Cuarenta y Nueve Mil Cuarenta Bolívares (Bs. 3.823.349.040,oo), las cuales se pagaron como dividendo con cargo a las cuentas "Utilidades no Distribuidas" al 31 de Diciembre de 1995 y "Prima Pagada en Exceso del Valor Nominal". Dicho aumento de capital fue autorizado por la Comisión Nacional de Valores, según Resolución Nº 105-96 del 8 de Mayo de 1996.
Adicionalmente, se decidió continuar actuando como Sociedad Anónima de Capital Autorizado (S.A.C.A.) estableciendo el capital autorizado en la cantidad de Veinte y Dos Mil Novecientos Cuarenta Millones Noventa y Cuatro Mil Doscientos Cuarenta Bolívares (Bs.

22.940.094.240,oo), en cumplimiento de lo acordado en dicha Asamblea General Ordinaria de Accionistas; conforme a la Resolución Nº 106-96 del 8 de Mayo de 1996 de la Comisión Nacional de Valores.

El 25 de Noviembre de 1996, la Junta Directiva acordó aumentar el capital de la compañía en Once Mil Cuatrocientos Setenta Millones Cuarenta y Siete Mil Ciento Veinte Bolívares (Bs. 11.470.047.120,oo), mediante la emisión de Un Mil Ciento Cuarenta y Siete Millones Cuatro Mil Setecientas Doce (1.147.004.712) nuevas acciones comunes nominativas, con un valor nominal de Diez Bolívares (Bs. 10,oo) cada una, con cargo a la cuenta "Saldo Neto Actualizado para Uso Único de Futuros Aumentos de Capital", con lo cual el capital suscrito y pagado de la compañía alcanza la cantidad de Veinte y Dos Mil Novecientos Cuarenta Millones Noventa y Cuatro Mil Doscientos Cuarenta Bolívares (Bs. 22.940.094.240,oo) representado en Dos Mil Doscientos Noventa y Cuatro Millones Nueve Mil Cuatrocientas Veinte y Cuatro (2.294.009.424) acciones comunes nominativas, con un valor nominal de Diez Bolívares (Bs. 10,oo) cada una, totalmente pagadas y suscritas, las cuales confieren a los accionistas iguales derechos; según Resolución Nº 367-96 adoptada por la Comisión Nacional de Valores el 20 de Diciembre de 1996.

En virtud de que la Compañía perdió su condición de S.A.C.A. como consecuencia del decreto de dividendo en acciones acordado por la Junta Directiva en su reunión del 25 de Noviembre de 1996, la Junta Directiva propuso a la Asamblea celebrada el 25 de Abril de 1997 adoptar nuevamente la modalidad de Sociedad Anónima de Capital Autorizado (S.A.C.A.), ubicando así el capital autorizado en la suma de cuarenta y Cinco Mil Ochocientos Ochenta Millones Ciento Ochenta y Ocho Mil Cuatrocientos Ochenta Bolívares (Bs. 45.880.188.480,oo), según Resolución Nº 134-97 del 14 de Mayo de 1997 de la Comisión Nacional de Valores.

Transcurridos dos años a partir de 1997, la Compañía perdía su condición de S.A.C.A. por lo cual la Asamblea General Ordinaria de Accionistas celebrada el 26 de Abril de 1999, acordó continuar bajo la modalidad de S.A.C.A. con un Capital Autorizado de Bs. 45.880.188.480,oo.

## 2.8 Evolución del Capital Social

A continuación se presenta la evolución del capital social:

| Año | Variación Bs. | Capital Bs. | Origen | Datos de Registro Fecha | Nº | Tomo |
|---|---|---|---|---|---|---|
| 1950 | 0 | 3,500,000 | Aporte Inicial | 31/03/50 | 379 | 1 - B |
| 1959 | 3,500,000 | 7,000,000 | Capitalización de Utilidades | 27/02/59 | 50 | 6 - B |
| 1959 | 18,000,000 | 25,000,000 | Aporte de Capital | 15/09/59 | 33 | 31 - A |
| 1963 | 10,000,000 | 35,000,000 | Capitalización de Utilidades | 14/04/61 | 83 | 5 - A |
| 1965 | 10,000,000 | 45,000,000 | Capitalización de Utilidades | 23/09/65 | 23 | 43 - A |
| 1974 | 30,000,000 | 75,000,000 | Capitalización de Utilidades | 29/09/70 | 54 | 104 - A |
| 1976 | 25,000,000 | 100,000,000 | Capitalización de Utilidades | 10/12/76 | 112 | 102 - A |
| 1981 | 40,000,000 | 140,000,000 | Capitalización de Utilidades | 17/04/78 | 18 | 57 - A |
| 1984 | 35,000,000 | 175,000,000 | Capitalización de Utilidades | 15/05/81 | 145 | 42 - A |
| 1985 | 75,000,000 | 250,000,000 | Capitalización de Utilidades | 10/06/83 | 121 | 58 - A |
| 1987 | 125,000,000 | 375,000,000 | Capitalización de Utilidades | 3/06/83 | 28 | 114 - A |
| 1988 | 125,000,000 | 500,000,000 | Capitalización de Utilidades | 18/09/87 | 56 | 76 - A |
| 1989 | 100,000,000 | 600,000,000 | Capitalización de Utilidades | 9/01/90 | 32 | 23 - A |
| 1991 | 400,000,000 | 1,000,000,000 | Capitalización de Utilidades | 1/02/91 | 69 | 43 - A |
| 1992 | 700,000,000 | 1,700,000,000 | Capitalización de Utilidades | 4/05/92 | 31 | 52 - A |
| 1992 | 743,750,000 | 2,443,750,000 | Capitalización de Utilidades | 10/08/92 | 5 | 33 - A Pro |
| 1992 | 964.548.000 | 3.408.298.000 | Oferta de los accionistas de C.A., Fábrica de Papel de Maracay de adquirir una acción de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. Por una de C.A. Fábrica de Papel De Maracay. | 08/02/93 | 33 | 43 - A Pro |
| 1993 | 30.000.000 | 3.438.298.000 | Aumento de Capital Suscrito y Pagado por Vencred, S.A. | 28/07/93 | 47 | 43-A Pro |
| 1994 | 37.416.700 | 3.475.714.700 | Aumento de Capital Suscrito y Pagado por la Corporación Andina de Fomento. | 17/03/94 | 15 | 65-A Pro |
| 1994 | 6.203.400 | 3.481.918.100 | Aumento de Capital Suscrito y Pagado por Frederik Holdings Inc. | 17/05/94 | 21 | 59-A Pro |
| 199 | 1.743.559.100 | 5.230.677.200 | Capitalización de Utilidades | 22/08/94 | 15 | 56-A-Pro |
| 1994 | 0 | 5.230.677.200 | Cambio del Valor Nominal de las acciones de Bs. 100 a Bs. 10 por acción | 18/10/94 | 57 | 117-A-Pro |
| 1995 | 231.250.000 | 5.461.927.200 | Oferta Publica de Acciones según resolución de la Comisión Nacional Valores | 07/04/95 | 27 | 98-A-Pro |
| 1995 | 2.184.770.880 | 7.646.698.080 | Emisión de 218.477.088 nuevas acciones comunes, nominativas, con valor nominal de 10 Bs. por acción. | 29/08/95 | 60 | 269-A-Pro |
| 1996 | 3.823.349.040 | 11.470.047.120 | Prima pagada en exceso del valor nominal por Bs. 100.970.660. Utilidades no distribuidas al 31/12/95 por Bs. 3.722.378.380. | 21/05/96 | 10 | 125-A-Pro |
| 1996 | 11.470.047.120 | 22.940.094.240 | Emisión de 1.147.004.712 nuevas acciones comunes nominativas, con un valor nominal de Bs. 10,oo por acción. | 27/12/96 | 15 | 361-A-Pro |

**Fuente:** MANUFACTURAS DE PAPEL, C.A., (MANPA) S.A.C.A.

## 2.9 Principales Accionistas.

A continuación se presenta la composición accionaria actual de Manufacturas de Papel, C.A. (MANPA) S.A.C.A.:

| Accionistas | Participación |
|---|---|
| Natscumco | 20,49% |
| Claridge, LTD | 15,25% |
| C. V. V. Caja Venezolana de Valores (*) | 6,87% |
| Milanasa, Corp. | 7,38% |
| Three-D International Marketing, Inc | 9,31% |
| Inversiones 85735, LTD | 6,31% |
| Brown Brothers Harriman & Co. | 6,10% |
| Fundación Carlos Delfino | 4,38% |
| Otros (**) | 23,91% |
| TOTAL | 100,00% |

**(**) La C.V.V. no es accionista, el porcentaje que posee representa la totalidad de las subcuentas de los accionistas.**
**(*) Individualmente poseen menos del 2,84%.**

## 2.10 Personal Directivo y Ejecutivo:

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. es administrada por una Junta Directiva compuesta por once (11) Miembros Principales y once (11) Suplentes, quienes duran dos (2) años en el ejercicio de sus funciones. La actual Junta Directiva fue elegida en la Asamblea General Ordinaria de Accionistas, celebrada el 18 de Abril de 2.002.

***Directores Principales:***

**CARLOS DELFINO T. - Presidente de la Junta Directiva**

Licenciado en Ciencias Administrativas, Director de C.A. Fábrica Nacional de Cementos, Ex-Presidente de la Junta Directiva de la Corporación Forestal Imataca, Ex-Director de Banex Mercado de Capitales, Segundo Vicepresidente de Corporación Industrial de Energía C.A., Director de Cementos Táchira, C.A., Ex-presidente de la Junta Directiva de C.A. Fábrica Nacional de Cementos, Ex-presidente de la Junta Directiva de C.A. Cementos Táchira, Ex-presidente de la Asociación Venezolana de Productores de Cementos.

**CELESTINO MARTINEZ P. - Primer Vicepresidente de la Junta Directiva**

Ingeniero Civil, Master en Ingeniería Civil, Master en Ingeniería Industrial, PHD en Ingeniería Industrial, Presidente Ejecutivo y Director de Corporación Industrial de Energía C.A., Director de C.A. Fábrica Nacional de Cementos y Cementos Táchira.

**CARLOS H. PAPARONI - Segundo Vicepresidente de la Junta Directiva**

Abogado. Director de Inmuebles y Valores 231107, S.A., Director de Corporación Industrial de Energía C.A.

**JUAN CARLOS CARPIO DELFINO - Director Principal**

Licenciado en Administración, Presidente Ejecutivo de Agroindustrial y Agropecuaria Mandioca, C.A. Director de Corporación Industrial de Energía C.A.

**ALICIA M. PAPARONI M. – Director Principal**

Médico Pediatra, Director de Corporación Industrial de Energía, C.A.

**NELSON ISAMIT - Director Principal**

Ingeniero Industrial, Gerente de Planta en Autopartes Nacionales (Autoparna), Director de Corporación Industrial de Energía, C.A.

**ELENA DELFINO P.- Director Principal**

Abogado, Ex-Director de Aserradero Venwood C.A., Director Suplente de Corporación Industrial de Energía C.A., Ex-Director de Corporación Forestal Imataca C.A.

**ALFREDO GOMEZ RUIZ - Director Principal**

Licenciado en Finanzas, Ex Presidente del Banco de Inversión Bancaracas, Ex Director del Banco Caracas. Ex Asesor de la Arrendadora Bancaracas, Ex Director del Banco Mercantil, C.A., S.A.C.A., Ex Director del Consorcio Inversionista Mercantil (CIMA), C.A., S.A.C.A. Ex Director de la Sociedad Financiera Mercantil, C.A., Ex-Director de Bancaracas Mercado de Capitales, Ex-Director de Inversora Cibanca, Ex-Director de la Cámara de Compensaciones de Opciones y Futuros de Venezuela (CACOFV), Director Suplente de Corporación Industrial de Energía C.A., Director y miembro del Comité Ejecutivo de Inversora Bancaracas, Director

de BBO Servicios Financieros, Director de BBO Casa de Bolsa, Miembro Ejecutivo del Fondo de Valores Inmobiliario.

**ALFREDO EDUARDO TRAVIESO PASSIOS- Director Principal**

Abogado, Presidente del Comité de Impuesto de Venamcham, Presidente de Embotelladora de Refrescos Emboca, C.A., Presidente de Crowley Logistics de Venezuela, C.A., Presidente de HSAC Logistics, C.A., Presidente de Fundación Banco Mercantil, Director Principal del Banco Mercantil, C.A. S.A.C.A., Director Principal Servicios Financieros Mercantil, C.A. S.A.C.A., Director Principal de Centro Comercial Judibana, Director Principal de C. Hellmund & Cía, S.A., Director Principal de Tapas Corona, S.A., Director Principal de ARS-DMB&B Publicidad, Director Principal de Manufacturas de Papel, C.A. (MANPA) S.A.C.A., Director Principal Telcel Celular, C.A. y Corporación Industrial de Energía, C.A. S.A.C.A.

**ARNALDO AÑEZ DELFINO - Director Principal**

Licenciado en Ciencias Administrativas, y Ex - Asistente a la Gerencia de Planta Control de Costos de la C.A. Fábrica de Papel de Maracay, Ex-Director de Corporación Industrial de Energía C.A., Director Gerente de Proyectos y Realización de Empresas, C.A.

**JULIO BUSTAMANTE - Director Principal**

Director, Promotor y Accionista de Agropecuaria Dos Caminos, C.A., de Grupo Las Plumas, de Althogar, C.A., promotor y director de la Fundación Museo Nacional de la Agricultura, Director de Corporación Industrial de Energía C.A., Director principal de Inmuebles y Valores 231107 S.A., Ex presidente y miembro de la directiva de la Sociedad de Ganaderos de Portuguesa, Ex director de la Federación Nacional de Ganaderos de Venezuela, Promotor del Centro de Estudios Los Caminos, Director de Arrocera Piedras Blancas, C.A.

***Directores Suplentes:***

**ALEJANDRO DELFINO T - Director Suplente**

Licenciado en Administración de Negocios, Presidente Ejecutivo de Manufacturas de Papel, C.A (MANPA) S.A.C.A., Director Suplente de Corporación Industrial de Energía C.A., Director de Turboven Company Inc., Ex Director de la Cámara de Industriales de Caracas, Ex Director de la Asociación Venezolana de Productores de Pulpa, Papel y Cartón (APROPACA).

**ALBERTO DELFINO T - Director Suplente**

Licenciado en Administración y Mercadeo, Director Suplente de Corporación Industrial de Energía C.A., Director de Inmuebles y Valores 231107, S.A.

**FERNANDO PAPARONI M - Director Suplente**

Arquitecto, Ex-Vicepresidente de Adriática de Seguros, C.A., Director Gerente General de Constructora Tramontana, C.A., Director de Corporación Industrial de Energía C.A., Director de Inmuebles y Valores 231107, C.A., Ex Gerente General de C.A. Fábrica de Papel de Maracay, Ex Director de la Asociación Venezolana de Productores de Pulpa, Papel y Cartón (APROPACA).

**ANGEL JESUS RAMIREZ ORTIZ- Director Suplente**

Abogado, Ex-Director de la C.A. Fábrica Nacional de Cementos, Ex-Director Suplente de C.A. Cementos Táchira, Director de Turbogeneradores Venezuela, C.A., Director Suplente de Turbogeneradores Maracay, C.A., Ex Presidente de la Asociación Venezolana de Productores de Cemento (AVPC), Ex-Director de Corporación Industrial de Energía C.A., Director de Turboven Company Inc., Director de Empresas Industriales y Financieras.

**RICARDO VEGAS RODRIGUEZ - Director Suplente**

Licenciado en Comunicación Social. Director de Inmuebles y Valores 231107, S.A., Director Suplente de Corporación Industrial de Energía C.A.

**RICARDO DELFINO M - Director Suplente**

Licenciado en Administración, Presidente Ejecutivo de Cement Express, C.A., de Transporte 2993, C.A. y Transporte Transbk, C.A. Director Suplente de Corporación Industrial de Energía C.A.

**MIGUEL ENRIQUE CARPIO DELFINO - Director Suplente**

Arquitecto, Fundador del Instituto de Arquitectura Urbana, Miembro del Consejo Directivo del Instituto de Arquitectura Urbana, Miembro Suplente de la Junta Directiva del Banco Exterior, C.A. Miembro de la Junta Directiva de la Fundación de la Vivienda Popular, Ex-Director de Corporación Industrial de Energía C.A., Profesor de la Universidad Simón Bolívar.

**CARLOS SOTO RIVERA - Director Suplente**

Médico Radiólogo, Director del Hospital de Clínicas Caracas y de Inmuebles y Valores 231107, S.A., Primer Vicepresidente de Corporación Industrial de Energía.

**FERNANDO MICALE - Director Suplente**

Arquitecto, Director de Corporación Industrial de Energía, C.A., Director de Inmuebles y Valores 231107, C.A., Profesor de Taller de Diseño de Arquitectura y Tutoría de Tesis de la Universidad Simón Bolívar.

**ARMANDO MARTINEZ M - Director Suplente**

Ingeniero Civil, Master en Ingeniería Industrial, Gerente General de Soltuca.

**GUILLERMO SALAS DELFINO - Director Suplente**

Licenciado en Física, Post-Grado en Física, Ex-Director de Corporación Industrial de Energía C.A., Promotor y Constructor de varios desarrollos inmobiliarios (Desarrollo Turístico Puinare, C.A. y Construcciones Rhone, C.A.)

***Personal Ejecutivo:***

**ALEJANDRO DELFINO T- Presidente Ejecutivo.**

Licenciado en Administración de Negocios, Presidente Ejecutivo de Manufacturas de Papel, C.A (MANPA) S.A.C.A., Director de Corporación Industrial de Energía C.A., Director de Turboven Company Inc., Ex Director de la Cámara de Industriales de Caracas, Ex Director de la Asociación Venezolana de Productores de Pulpa, Papel y Cartón (APROPACA).

**JUAN ANTONIO LOVERA- Vicepresidente División Corporativa de Finanzas.**

Licenciado en Administración de Negocios, Master en Administración de Negocios, Certified Management Account (CMA) y Certified Financial Management (CFM), Ex - Director de Turboven Company Inc., Ex - Director de la Cámara de Industriales del Estado Aragua y miembro de la Comisión de Economía de esa institución, Ex - Presidente del Instituto Venezolano de Ejecutivos de Finanzas, Consejero de la Bolsa de Valores de Caracas.

**EDUARDO LARRAZABAL- Vicepresidente División Molino I.E.E. y División Conversión**

Licenciado en Administración de Empresas, Vicepresidente de la Confederación Latinoamericana de Celulosa, Papel y Cartón (CICEPLA), Ex-Presidente de FEDECAMARAS Aragua, 1er Vicepresidente del Consejo Venezolano Industrial, Ex Segundo Vicepresidente del Consejo Venezolano de la Industria (CONINDUSTRIA), Ex-Presidente / Director de la Cámara de Industriales del Estado Aragua, Presidente de la Asociación Venezolana de Pulpa, Papel y Cartón (APROPACA), Presidente Honorario de la Asociación Venezolana de Técnicos en Celulosa y Papel (AVTCP).

**EGBERT DITTMER- Vicepresidente División Higiénicos.**

Licenciado en Administración de Negocios, Ex - Presidente de la Cámara de Industriales del Estado Aragua, Ex-Vicepresidente del Consejo Nacional de la Industria (CONINDUSTRIA), Ex-Presidente y actualmente Director de la Asociación Venezolana de Productores de Pulpa, Papel y Cartón (APROPACA), Director de la Cámara de Industriales de Caracas.

## 2.11 Comisarios:

Comisarios Principales:

| | |
|---|---|
| JACOBO COHEN | C. Adm. Nº 12.915 |
| CLAUDIA VALENCIA | C. Adm. Nº 35.909 |

Comisarios Suplentes:

| | |
|---|---|
| JACQUELINE SUBERO | C. Adm. Nº 11.437 |
| ISABEL QUINTERO | C. P. C. Nº 15.197 |

## 2.12 Auditores Externos:

DELOITTE & TOUCHE

## 2.13 Compañías Filiales y Afiliadas

| | |
|---|---|
| Nombre de la Empresa: | VENCARIBBEAN PAPER PRODUCTS, LTD. |
| Fecha de Constitución: | 04 de Junio de 1.996 |
| Ubicación: | Aranguez, Trinidad, W.I. |
| Capital Suscrito y Pagado: | TT$ 50.000,oo |
| Participación: | 100% |
| Actividad: | Conversión y comercialización de Papel Higiénico. |

| | |
|---|---|
| Nombre de la Empresa: | SIMCO RECYCLING CORPORATION. |
| Fecha de Constitución: | 31 de Julio de 1.981 |
| Fecha de Adquisición: | 17 de Mayo de 1.996 |
| Ubicación: | Miami, Florida |
| Capital Suscrito y Pagado: | US$ 5.000,oo |
| Participación: | 50% |
| Actividad: | Recolección y procesamiento de Fibra Secundaria. |

| | |
|---|---|
| Nombre de la Empresa: | JC PAPELERAS. |
| Fecha de Constitución: | 14 de Febrero de 1.995 |
| Fecha de Adquisición: | 23 de Enero de 1.997 |
| Ubicación: | La Oficina Principal se encuentra en Caracas, Dtto. Federal |
| Capital Suscrito: | Bs. 2.137.500.000,oo |
| Capital Pagado: | Bs. 2.137.500.000,oo |
| Participación: | 57% |
| Actividad: | Venta y distribución de artículos de escritorio, oficina, regalos y quincallería en general. |

| | |
|---|---|
| Nombre de la Empresa: | MANUFACTURAS DE PAPEL DE CENTRO-AMERICA, MANPA, S.A. |
| Fecha de Constitución: | 14 de Agosto de 1.998 |
| Ubicación: | San José, Costa Rica. |
| Capital Suscrito y Pagado: | US$ 3.547.268,00 |
| Participación: | 50,00% |
| Actividad: | Manufactura y Comercialización de todo género de artículos de Papel, en especial Productos Higiénicos, Escolares, Empaques, Artículos de Oficina, Bolsas y otros productos complementarios. |

## 3.1. Estados Financieros Consolidados Auditados por Contadores Públicos Independientes al 31 de Diciembre de 2002, 2001 y 2000.

Lara Marambio & Asociados
Torre Venezuela, Piso 3
Oficinas 3A y D
Av. Bolivar Norte
Urb. La Alegria
Valencia, Edo. Carabobo
Venezuela

Tel: (58) (241) 824 27 90 - 824 26 57
Fax: (58) (241) 823 41 19
www.dttve.com

**Deloitte & Touche**

**DICTAMEN DE LOS CONTADORES PUBLICOS INDEPENDIENTES**

**A los Accionistas y Junta Directiva de**
**Manufacturas de Papel, C.A. (MANPA) S.A.C.A.**

Hemos efectuado las auditorías de los balances generales consolidados de **Manufacturas de Papel, C.A. (MANPA) S.A.C.A.** y Filiales al 31 de diciembre de 2002, 2001 y 2000, y de los estados consolidados conexos de resultados, de movimiento en las cuentas de patrimonio y de flujos de efectivo por los años terminados en esas fechas, que se acompañan, expresados en bolívares constantes. La preparación de dichos estados financieros es responsabilidad de la gerencia de la Compañía. Nuestra responsabilidad es emitir una opinión sobre esos estados financieros con base en nuestras auditorías.

Efectuamos nuestras auditorías de acuerdo con las normas de auditoría de aceptación general en Venezuela. Esas normas requieren que planifiquemos y realicemos la auditoría para obtener una seguridad razonable sobre si los estados financieros están exentos de errores significativos. Una auditoría incluye el examen, basado en pruebas, de las evidencias que respaldan los montos y revelaciones en los estados financieros. También, una auditoría incluye la evaluación de los principios de contabilidad utilizados y de las estimaciones significativas hechas por la gerencia, así como la evaluación de la completa presentación de los estados financieros. Consideramos que nuestras auditorías proporcionan una base razonable para nuestra opinión.

La Compañía está sujeta al control de la Comisión Nacional de Valores, por lo que sus estados financieros se presentan de conformidad con las normas para la elaboración de estados financieros establecidas por dicha Comisión. Las diferencias principales aplicables a la Compañía, entre las normas antes mencionadas y los principios de contabilidad de aceptación general en Venezuela, se explican en la Nota 1 a los estados financieros consolidados.

En nuestra opinión, los estados financieros consolidados antes mencionados presentan razonablemente, en todos sus aspectos substanciales, la situación financiera de

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y Filiales al 31 de diciembre de 2002, 2001 y 2000, y los resultados de sus operaciones y sus flujos de efectivo por los años terminados en esas fechas, de conformidad con las normas para la elaboración de estados financieros de las entidades sometidas al control de la Comisión Nacional de Valores.

Como se indica en la Nota 22 a los estados financieros, el Ejecutivo Nacional y el Banco Central de Venezuela convinieron suspender temporalmente el comercio de divisas en el país a partir del 21 de enero de 2003, según lo publicado en las Gacetas Oficiales No. 37.614 y 37.618. A partir de esta fecha, dichas instituciones dictarán, mediante convenio especial, las normas relativas a la administración del régimen cambiario que se establezca. Con fecha 5 de febrero de 2003, el Ejecutivo Nacional y el Banco Central de Venezuela celebraron los convenios cambiarios números 1, 2 y 3, en los cuales se dicta el Régimen para la Administración de Divisas y se establece el tipo de cambio que regirá las operaciones establecidas en dichos convenios. A la fecha de este dictamen, no han sido emitidas todas las providencias relativas a las operaciones que realiza el sector privado, por lo cual no se dispone de elementos que permitan determinar los efectos, de haber alguno, sobre los estados financieros al 31 de diciembre de 2002 y sobre las operaciones futuras de la Compañía, que pudieran derivarse de estas medidas.

Nuestras auditorías se efectuaron con el propósito de expresar una opinión sobre los estados financieros consolidados reexpresados en bolívares constantes, tomados en su conjunto. En las páginas 27 a 30 se incluyen, para fines de información complementaria, los estados financieros consolidados al 31 de diciembre de 2002, 2001 y 2000, preparados sobre la base del costo histórico, cumpliendo así con las disposiciones emitidas por la Comisión Nacional de Valores. Dichos estados financieros han sido objeto de los procedimientos de auditoría aplicados en las auditorías de los estados financieros reexpresados en bolívares constantes y, en nuestra opinión, están presentados razonablemente, en todos sus aspectos substanciales, de conformidad con las bases de contabilidad descritas en la Nota 1 a los estados financieros consolidados.

LARA MARAMBIO & ASOCIADOS

Henry M.Sardo
Contador Público
C.P.C. Nº 10.171
C.N.V. Nº S-796

Venezuela, 12 de febrero de 2003, excepto por lo indicado en el párrafo quinto y la nota 22 a los Estados Financieros de fecha de 31 de Agosto de 2003.

**MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES**
**BALANCES GENERALES CONSOLIDADOS**
**REEXPRESADOS EN BOLIVARES CONSTANTES DEL 30 DE JUNIO DE 2003**
**(Expresados en Miles de Bolívares)**

| | Al 30 de junio | Al 31 de diciembre | | |
|---|---|---|---|---|
| **ACTIVO** | **2003** | **2002** | **2001** | **2000** |
| ACTIVO CIRCULANTE: | | | | |
| Efectivo (Notas 1, 17 y 18) | 24.386.005 | 14.906.459 | 10.973.213 | 6.344.595 |
| Inversiones temporales (Notas 1, 3 y 17) | - | - | - | 16.289.572 |
| | 24.386.005 | 14.906.459 | 10.973.213 | 22.634.167 |
| Efectos y cuentas por cobrar - neto (Notas 4, 17 y 18) | 50.079.543 | 53.464.245 | 51.771.448 | 58.380.672 |
| Anticipos a proveedores (Nota 17) | 2.666.474 | 2.994.623 | 2.215.951 | 1.281.601 |
| Inventarios - neto (Notas 1 y 5) | 34.489.113 | 47.646.350 | 36.309.791 | 51.243.011 |
| Gastos pagados por anticipado | 1.789.730 | 577.312 | 330.823 | 412.243 |
| Otros activos circulantes - neto (Notas 1 y 6) | 8.125.884 | 11.438.697 | 24.448.167 | 69.361.353 |
| Total activo circulante | 121.536.749 | 131.027.686 | 126.049.393 | 203.313.047 |
| INVENTARIO DE REPUESTOS A LARGO PLAZO (Nota 5) | 5.970.946 | 7.680.829 | 5.944.239 | - |
| INVERSIONES EN AFILIADAS - Neto (Notas 1 y 7) | 4.993.929 | 5.103.771 | 6.864.031 | 9.144.155 |
| PROPIEDADES, PLANTA Y EQUIPO - Neto (Notas 1, 8 y 10) | 383.278.968 | 408.560.466 | 339.559.176 | 372.116.817 |
| CARGOS DIFERIDOS Y OTROS ACTIVOS - Neto (Notas 1 y 9) | 1.304.489 | 1.274.795 | 1.316.320 | 1.430.818 |
| TOTAL | 517.085.081 | 553.647.547 | 479.733.159 | 586.004.837 |
| **PASIVO Y PATRIMONIO** | | | | |
| PASIVO CIRCULANTE: | | | | |
| Pagarés y sobregiros bancarios (Nota 17) | 8.095.000 | 9.459.082 | 707.885 | 6.464.602 |
| Porción circulante de préstamos a largo plazo (Notas 11 y 17) | 2.250.000 | 7.065.473 | 10.844.743 | 14.044.921 |
| Porción circulante de obligaciones emitidas en circulación (Nota 12) | 5.000.000 | 2.307.093 | 7.100.144 | 8.497.700 |
| Documentos por pagar (Notas 17 y 20) | - | 7.458.141 | 4.333.292 | 16.827.855 |
| Cuentas por pagar (Notas 13 y 17) | 56.226.337 | 58.693.070 | 35.293.035 | 44.408.126 |
| Obligaciones por operaciones de venta con arrendamiento posterior (Notas 1 y 10) | - | - | - | 16.995.400 |
| Gastos acumulados por pagar (Nota 17) | 5.482.368 | 6.689.328 | 5.435.564 | 5.176.397 |
| Impuestos por pagar (Notas 1 y 14) | 3.027.582 | 2.601.035 | 186.137 | 603.046 |
| Total pasivo circulante | 80.081.287 | 94.273.222 | 63.900.800 | 113.018.047 |
| PRESTAMOS A LARGO PLAZO (Notas 11 y 17) | 2.250.000 | 1.730.320 | 12.722.075 | 34.286.531 |
| OBLIGACIONES EMITIDAS EN CIRCULACION (Nota 12) | 2.657.100 | 3.050.093 | - | 7.972.202 |
| OTRAS CUENTAS POR PAGAR A LARGO PLAZO | 3.250.000 | - | - | - |
| APARTADO PARA PRESTACIONES SOCIALES (Nota 1) | 6.570.282 | 7.169.549 | 7.286.935 | 6.114.301 |
| OTROS PASIVOS Y CREDITOS DIFERIDOS | 39.476 | 52.635 | 382.684 | 248.200 |
| Total pasivo | 94.848.145 | 106.275.819 | 84.292.494 | 161.639.281 |
| INTERESES MINORITARIOS | 1.492.730 | 1.066.594 | 979.902 | 961.828 |
| PATRIMONIO - Según estado financiero adjunto (Notas 1 y 16) | 420.744.206 | 446.305.134 | 394.460.763 | 423.403.728 |
| TOTAL | 517.085.081 | 553.647.547 | 479.733.159 | 586.004.837 |

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE RESULTADOS
REEXPRESADOS EN BOLIVARES CONSTANTES DEL 30 DE JUNIO DE 2003
(Expresados en Miles de Bolivares, Excepto Utilidad Neta Por Acción)

| | Al 30 de Junio 2003 | Al 31 de diciembre 2002 | 2001 | 2000 |
|---|---|---|---|---|
| VENTAS NETAS | 134.448.633 | 237.257.664 | 233.671.670 | 245.723.517 |
| COSTO DE VENTAS | 96.443.587 | 164.251.714 | 152.572.657 | 175.838.600 |
| UTILIDAD BRUTA | 38.005.046 | 73.005.950 | 81.099.013 | 69.884.917 |
| GASTOS DE VENTAS | 12.453.645 | 29.330.656 | 32.507.211 | 34.021.982 |
| GASTOS GENERALES Y ADMINISTRATIVOS | 5.104.705 | 13.951.198 | 15.900.533 | 17.070.142 |
| | 17.558.350 | 43.281.854 | 48.407.744 | 51.092.124 |
| UTILIDAD EN OPERACIONES | 20.446.696 | 29.724.096 | 32.691.269 | 18.792.793 |
| OTROS INGRESOS (EGRESOS): | | | | |
| Pérdida en inversiones, neto | (2.233.534) | (5.021.965) | (8.180.995) | - |
| Realización inversiones temporales | - | - | (4.267.290) | - |
| Utilidad en venta de activos | 617 | 34.543 | - | 66.250 |
| Otros - neto | (12.597.912) | (4.961.839) | (4.197.313) | (5.363.212) |
| | (14.830.829) | (9.949.261) | (16.645.598) | (5.296.962) |
| INGRESO (COSTO) INTEGRAL DE FINANCIAMIENTO: | | | | |
| Intereses gastos | (3.313.606) | (9.825.826) | (9.452.924) | (18.000.694) |
| Intereses sobre inversiones temporales | 248.191 | 519.488 | 1.035.132 | 1.262.784 |
| Diferencias en cambio - neto | 2.709.032 | (3.604.437) | (1.956.950) | (2.734.672) |
| Ganancia monetaria (Notas 1 y 2) | 2.951.870 | 2.531.563 | 5.326.019 | 13.508.708 |
| | 2.595.487 | (10.379.212) | (5.048.723) | (5.963.874) |
| UTILIDAD ANTES DE IMPUESTOS | 8.211.354 | 9.395.623 | 10.996.948 | 7.531.957 |
| PROVISION PARA IMPUESTOS (Nota 14): | | | | |
| Impuesto sobre la renta | 1.411.317 | 3.302.494 | 3.539.919 | 3.943.323 |
| UTILIDAD ANTES DE PARTICIPACION EN RESULTADOS DE AFILIADAS | 6.800.037 | 6.093.129 | 7.457.029 | 3.588.634 |
| PARTICIPACION EN RESULTADOS DE AFILIADAS (Nota 1) | (1.189.121) | (3.459.924) | (411.165) | (271.965) |
| UTILIDAD ANTES DE INTERESES MINORITARIOS | 5.610.916 | 2.633.205 | 7.045.864 | 3.316.669 |
| INTERESES MINORITARIOS | (426.136) | (86.692) | (18.074) | 338.952 |
| UTILIDAD ANTES DE PARTIDA EXTRAORDINARIA | 5.184.780 | 2.546.513 | 7.027.790 | 3.655.621 |
| PARTIDA EXTRAORDINARIA - Beneficio impositivo por traslado de pérdidas fiscales de años anteriores (Nota 14) | - | - | - | 1.750.474 |
| UTILIDAD NETA | 5.184.780 | 2.546.513 | 7.027.790 | 5.406.095 |
| UTILIDAD NETA POR ACCION (2.294.009.424 acciones promedio) (Nota 1) | 2,26 | 1,11 | 3,06 | 2,36 |

**MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES**

**ESTADOS CONSOLIDADOS DE MOVIMIENTO EN LAS CUENTAS DE PATRIMONIO**
**POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2002, 2001 Y 2000**
**REEXPRESADOS EN BOLIVARES CONSTANTES DEL 31 DE DICIEMBRE DE 2002**
**(Expresados en Miles de Bolívares)**

| | Capital social actualizado | Actualización del capital social | Saldo neto actualizado para futuros aumentos de capital | Resultado acumulado por traducción de afiliada extranjera | Utilidades retenidas: Reserva legal | Utilidades retenidas: Saldo neto actualizado de utilidades retenidas | Utilidades retenidas: No distribuidas | Resultado por tenencia de activos no monetarios | Total patrimonio |
|---|---|---|---|---|---|---|---|---|---|
| SALDOS PREVIAMENTE REPORTADOS AL 31 DE DICIEMBRE DE 1999 | 22.940.094 | 68.428.780 | 156.925.262 | 242.996 | 26.260.823 | - | 29.222.655 | 107.884.902 | 411.905.512 |
| Efecto acumulado por actualización sobre el patrimonio al inicio del año de filiales en el exterior (Nota 1) | - | - | - | (78.065) | - | - | (4.306.166) | - | (4.384.231) |
| SALDOS INICIALES NETOS | 22.940.094 | 68.428.780 | 156.925.262 | 164.931 | 26.260.823 | - | 24.916.489 | 107.884.902 | 407.521.281 |
| Dividendos en efectivo | - | - | - | - | - | - | (5.524.300) | - | (5.524.300) |
| Utilidad neta | - | - | - | - | - | - | 4.980.701 | - | 4.980.701 |
| Ajuste y traspaso de reserva legal de filiales desincorporadas (Nota 17) | - | - | - | - | (17.122.894) | - | 17.122.894 | - | - |
| Resultado acumulado por traducción de afiliada extranjera | - | - | - | 24.100 | - | - | - | - | 24.100 |
| Resultado por tenencia de activos no monetarios | - | - | - | - | - | - | - | (39.801.298) | (39.801.298) |
| SALDOS AL 31 DE DICIEMBRE DE 2000 | 22.940.094 | 68.428.780 | 156.925.262 | 189.031 | 9.137.929 | - | 41.495.784 | 68.083.604 | #¿NOMBRE? |
| Traspaso a capital social actualizado | 68.428.780 | (68.428.780) | - | - | - | - | - | - | - |
| Dividendos en efectivo | - | - | - | - | - | - | (6.299.950) | - | (6.299.950) |
| Utilidad neta | - | - | - | - | - | - | 6.041.747 | - | 6.041.747 |
| Resultado acumulado por traducción de afiliada extranjera | - | - | - | 11.032 | - | - | - | - | 11.032 |
| Resultado por tenencia de activos no monetarios | - | - | - | - | - | - | - | (24.892.364) | (24.892.364) |
| SALDOS AL 31 DE DICIEMBRE DE 2001 | 91.368.874 | - | 156.925.262 | 200.063 | 9.137.929 | - | 41.237.581 | 43.191.240 | #¿NOMBRE? |
| Traspaso a saldo neto actualizado de utilidades retenidas (Nota 17) | - | - | (156.925.262) | - | - | 156.925.262 | - | - | - |
| Dividendos en efectivo | - | - | - | - | - | - | (23.141.352) | - | (23.141.352) |
| Utilidad neta | - | - | - | - | - | - | 2.077.257 | - | 2.077.257 |
| Resultado acumulado por traducción de afiliada extranjera | - | - | - | (108.097) | - | - | - | - | (108.097) |
| Resultado por tenencia de activos no monetarios | - | - | - | - | - | - | - | 65.970.962 | 65.970.962 |
| SALDOS AL 31 DE DICIEMBRE DE 2002 | 91.368.874 | - | - | 91.966 | 9.137.929 | 156.925.262 | 20.173.486 | 109.162.202 | #¿NOMBRE? |

Ver notas a los estados financieros consolidados

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE FLUJOS DE EFECTIVO
POR EL PERIODO DE SEIS MESES TERMINADO EL 30 DE JUNIO DE 2003 Y LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2002, 2001, 2000
REEXPRESADOS EN BOLIVARES CONSTANTES DEL 30 DE JUNIO DE 2003
(Expresados en Miles de Bolívares)

| | Al 30 de junio 2003 | Al 31 de diciembre 2002 | 2001 | 2000 |
|---|---|---|---|---|
| ACTIVIDADES OPERACIONALES: | | | | |
| Utilidad neta | 5.184.780 | 2.546.513 | 7.027.790 | 5.406.095 |
| Ajustes para conciliar la utilidad neta con el efectivo provisto por las actividades operacionales: | | | | |
| Participación de accionistas minoritarios - neto | 426.136 | 86.692 | 18.074 | (2.112.505) |
| Participación en resultados de afiliadas | 1.189.121 | 3.351.827 | 422.197 | 296.065 |
| Pérdida en inversiones, neto | 2.191.213 | 5.021.965 | 1.571.772 | 2.379.356 |
| Utilidad en venta de activos | (617) | (34.543) | - | (66.250) |
| Retiros y consumo de equipos y partes industriales | - | 1.540.987 | 1.949.577 | 1.461.995 |
| Provisión de inventarios | - | - | 927.591 | - |
| Amortización de exceso de costo sobre el valor en libros de acciones de afiliada | 42.321 | 1.435.072 | 627.591 | 627.591 |
| Ganancia monetaria | (2.951.870) | (2.531.563) | (5.326.019) | (13.508.708) |
| Depreciación | 7.037.439 | 14.114.632 | 21.260.348 | 23.885.990 |
| Amortización de cargos diferidos | (29.694) | 34.143 | 75.560 | 72.518 |
| Diferencial cambiario en documentos por pagar | 907.829 | 1.543.097 | - | - |
| Cambios en activos y pasivos operacionales (Nota 2) | 19.024.443 | 6.406.337 | (12.442.930) | 3.947.857 |
| Prestaciones sociales | (599.267) | 1.825.740 | 1.941.056 | 1.389.609 |
| Resultado acumulado por traducción de filial extranjera | - | - | - | - |
| Efectivo neto provisto por las actividades operacionales | 32.421.834 | 35.340.899 | 18.052.607 | 23.779.613 |
| ACTIVIDADES DE INVERSION: | | | | |
| Disminución en dividendos por cobrar | - | - | - | 260.800 |
| Venta de activos netos proyecto forestal | - | - | 27.109.073 | - |
| Aumento en inversiones - neto | - | - | - | (616.474) |
| Disminución en cargos diferidos y otros activos | - | - | 89.174 | 95.496 |
| Compra de propiedades, planta y equipo | (1.420.793) | (5.676.303) | (3.227.967) | (6.295.992) |
| Venta de propiedades y equipos | 548.625 | 36.436 | - | 409.009 |
| Efectivo neto (usado) provisto por las actividades de inversión | (872.168) | (5.639.867) | 23.970.280 | (6.147.161) |
| ACTIVIDADES DE FINANCIAMIENTO: | | | | |
| Aumento (disminución) en pagarés y sobregiros bancarios | 1.328.825 | 10.076.410 | (5.322.675) | 3.317.699 |
| Disminución en préstamos a largo plazo | (4.688.786) | (10.353.187) | (20.531.229) | (12.553.131) |
| Aumento en obligaciones emitidas en circulación | 2.299.914 | (60.857) | (7.977.480) | (1.193.393) |
| Aumento (disminución) en documentos por pagar | (7.458.141) | 3.151.586 | (11.230.014) | 3.773.805 |
| Dividendos en efectivo | (11.629.481) | (26.694.628) | (7.267.285) | (6.372.538) |
| Efectivo neto usado por las actividades de financiamiento | (20.147.669) | (23.880.676) | (52.328.683) | (13.027.558) |
| EFECTO DE INFLACION SOBRE EL EFECTIVO Y EQUIVALENTES DE EFECTIVO | (1.922.451) | (1.887.110) | (1.355.158) | 843.380 |
| AUMENTO (DISMINUCION) NETO EN EFECTIVO Y EQUIVALENTES DE EFECTIVO | 9.479.546 | 3.933.246 | (11.660.954) | 5.448.274 |
| EFECTIVO Y EQUIVALENTES DE EFECTIVO AL INICIO DEL PERIODO | 14.906.459 | 10.973.213 | 22.634.167 | 17.185.893 |
| EFECTIVO Y EQUIVALENTES DE EFECTIVO AL FINAL DEL PERIODO | 24.386.005 | 14.906.459 | 10.973.213 | 22.634.167 |

**MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES**

**NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS**
**POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2002, 2001 y 2000**
**(EXPRESADAS EN BOLIVARES CONSTANTES)**

## 1. POLITICAS CONTABLES SIGNIFICATIVAS

Las principales políticas contables utilizadas por la Compañía para la preparación de sus estados financieros consolidados se resumen a continuación:

**a.** ***Operaciones*** – La Compañía fue constituida el 30 de marzo de 1950 y su principal objeto es producir y comercializar papel en todas sus formas.

**b.** ***Presentación de estados financieros*** – Por tratarse de una Compañía sometida al control de la Comisión Nacional de Valores (CNV), sus estados financieros deben prepararse con base en las normas establecidas por dicha Comisión. En muchos aspectos, las mencionadas normas y los principios de contabilidad de aceptación general en Venezuela son similares. Las diferencias principales entre dichas normas y los principios, que aplican a la Compañía, se refieren a la metodología utilizada para reexpresar los estados financieros por el método mixto, y al procedimiento utilizado para efectuar la traducción de estados financieros de filiales en el exterior, que forman parte integrante de las operaciones de la matriz.

Con respecto a la metodología antes mencionada, hasta el año 2001 la Compañía utilizó lo establecido por las normas emitidas por la Comisión Nacional de Valores, las cuales contemplan que el consumo o venta de los inventarios y el gasto de depreciación a valores corrientes se deben registrar en las correspondientes cuentas de resultados, deduciendo estos elementos de la utilidad o pérdida del año, y para el año 2002 la Compañía acogió lo establecido en la Declaración de Principios de Contabilidad Nº 10 Revisada (DPC-10 Revisada) en lo que respecta sólo a los inventarios (veáse notas 1d y 1g). La metodología establecida por la Comisión Nacional de Valores difiere de la establecida por la Federación de Colegios de Contadores Públicos de Venezuela, en cuanto a que esta última establece que dichos valores deben ser compensados en los resultados por medio de la realización del resultado por tenencia de activos no monetarios.

Comparando el resultado de ambas metodologías, la utilizada por la Compañía origina que el costo de ventas de los años 2002, 2001 y 2000 se presenten en valores inferiores de Bs. 711 millones, Bs. 12.094 millones y Bs. 1.045 millones, respectivamente, y el gasto de depreciación de los años 2002 y 2001, se presentan en valores inferiores en Bs. 6.301 millones y Bs. 2.556 millones, respectivamente, y el gasto de depreciación del año 2000, se presenta aumentado en Bs. 140 millones, sin su respectiva compensación en la cuenta de resultado por tenencia de activos no monetarios, mostrando un incremento en los resultados finales en comparación con aquellos que originaría la aplicación de la metodología establecida en la DPC-10.

Con respecto al procedimiento utilizado para efectuar la traducción de los estados financieros de filiales en el exterior, que forman parte integrante de las operaciones de la matriz, la Compañía ha venido aplicando lo establecido por las normas emitidas por la Comisión Nacional de Valores, las cuales establecen que los estados financieros de filiales en el exterior deberán traducirse a bolívares de acuerdo con las normas internacionales de contabilidad establecidas al respecto. En consecuencia, para su incorporación en los estados financieros ajustados por inflación de la Compañía, los estados financieros de dichas filiales fueron traducidos a bolívares mediante la conversión de las partidas monetarias a la tasa de cambio corriente, mientras que para las partidas no monetarias se utilizó la tasa de cambio del momento de la operación, y para las cuentas de resultados el promedio de tasas de cambio del año correspondiente. La ganancia o pérdida resultante de esta traducción es reflejada en el estado de resultados como diferencias en cambio. Este procedimiento difiere de lo establecido en la Declaración de Principios de Contabilidad Nº 15 (DPC-15) emitida por la Federación de Colegios de Contadores Públicos de Venezuela, en cuanto a que esta última requiere, a partir del 1 de enero de 2000, que los estados financieros de dichas filiales extranjeras, deberán ajustarse a los principios de contabilidad de aceptación general en Venezuela, para luego aplicar el procedimiento de conversión antes indicado, lo cual involucra la aplicación de los ajustes por inflación requeridos por la Declaración de Principios de Contabilidad Nº10 (DPC-10) emitida por dicha Federación.

La diferencia básica entre ambos procedimientos se refiere a la forma de presentación de los efectos por inflación originados en los estados financieros de las filiales en el exterior, ya que los principios de contabilidad de aceptación general en Venezuela establecen que dicho

efecto se reconozca en los resultados del ejercicio, mientras que para propósitos de las normas emitidas por la Comisión Nacional de Valores, dichos efectos se presentan como una disminución del patrimonio inicial de la Compañía; para el año terminado el 31 de diciembre de 2002, este efecto asciende a Bs. 364 millones, aproximadamente.

c. ***Consolidación*** – Los estados financieros consolidados al 31 de diciembre de 2002 y 2001, incluyen las cuentas de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y sus filiales totalmente poseídas: Vencaribbean Paper Products, Ltd. (domiciliada en Trinidad y Tobago) y Transporte Alpes, C.A.; y parcialmente poseída en un 50% Manufacturas de Papel de Centroamérica, S.A. (domiciliada en Costa Rica).

Con fecha 01 de julio de 2001, la Junta Directiva decidió liquidar algunas de sus filiales, y traspasar a la Compañía sus activos netos.

Los estados financieros consolidados al 31 de diciembre de 2000, incluyen las cuentas de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y sus filiales totalmente poseídas: First Caribbean Finance Ltd. y filiales y Transporte Alpes, C.A., y parcialmente poseída en un 50% Manufacturas de Papel de Centroamérica, S.A.

Al 31 de diciembre de 2002, 2001 y 2000, la gerencia estimó conveniente presentar en otros activos circulantes, los activos netos de una filial en proceso de desincorporación (veáse nota 6).

Todas las transacciones significativas entre compañías han sido eliminadas en consolidación.

d. ***Estados financieros reexpresados en bolívares constantes*** – La Compañía aplica el método mixto para reexpresar sus estados financieros. Este método consiste en sustituir la unidad de medida empleada por la contabilidad tradicional, por una moneda constante, actualizada a la fecha de los estados financieros, incorporando posteriormente los valores corrientes o de reposición de los inventarios y propiedades, planta y equipos. La diferencia entre estos valores origina una cuenta patrimonial denominada "Resultado por

tenencia de activos no monetarios". Para fines de reexpresión se utilizó el "Indice de Precios al Consumidor" (IPC) para el área metropolitana de Caracas, publicado por el Banco Central de Venezuela.

Para efectos de comparabilidad, los estados financieros consolidados y las notas explicativas de los años 2001 y 2000 expresados en costos corrientes a esa fecha, fueron reexpresados en bolívares constantes del 31 de diciembre de 2002 mediante la aplicación de la variación anual en el Indice de Precios al Consumidor (IPC), excepto por los estados financieros de las filiales domiciliadas en el exterior, los cuales se convierten a bolívares siguiendo el procedimiento indicado anteriormente, por lo que éstos no incluyen los efectos por inflación de la economía venezolana.

A partir del año 2002, la DPC-10 Revisada establece que el método mixto aplicará solamente para los inventarios con antigüedad superior a seis meses. Al 31 de diciembre de 2002 la antigüedad promedio de los inventarios de la Compañía no excede a los seis meses.

La cuenta de resultado por tenencia de activos no monetarios está conformada por Bs. 211.817 millones (Bs. 138.810 millones en 2001 y Bs. 127.973 millones en 2000) producto de la incorporación de los valores corrientes de inventarios y propiedades, planta y equipos, menos los efectos acumulados no compensados por la reducción de los costos y gastos asociados con estas cuentas, producto de la aplicación de la metodología utilizada para reexpresar los estados financieros, de conformidad con las normas establecidas por la Comisión Nacional de Valores, los cuales alcanzan a Bs. 102.663 millones, Bs. 95.627 millones y Bs. 59.890 millones al 31 de diciembre de 2002, 2001 y 2000, respectivamente.

Las inversiones, capital social, ganancias retenidas y otras partidas no monetarias distintas a inventarios y propiedades, planta y equipos, son reexpresadas utilizando el factor derivado del IPC desde la fecha en que se adquirieron o generaron. Las ventas, ingresos, gastos y otras partidas asociadas con rubros monetarios son reexpresadas con base en el IPC promedio del año.

El resultado monetario del ejercicio (REME) se calcula aplicando, durante el período, los coeficientes de ajustes derivados del IPC a los activos y pasivos monetarios netos.

Representa el resultado por exposición a la inflación por la tenencia de pasivos o activos monetarios netos durante períodos inflacionarios.

Los Indices de Precios al Consumidor, al inicio, al final y promedio por los años terminados el 31 de diciembre, son los siguientes:

| | **2002** | **2001** | **2000** |
|---|---|---|---|
| Al inicio del año | 231,275 | 205,977 | 181,588 |
| Al final del año | 303,469 | 231,275 | 205,977 |
| Promedio del año | 268,630 | 219,409 | 167,785 |
| Inflación del año | 31,21% | 12,28% | 13,38% |

**e.** ***Efectivo y equivalentes de efectivo*** – Para efectos de la preparación del estado de flujos de efectivo, la Compañía considera como equivalentes de efectivo las inversiones en depósitos a plazo con vencimientos inferiores a tres (3) meses.

**f.** ***Inversiones*** – Las inversiones permanentes en compañías afiliadas, donde se posee una participación entre un 20% y un 50%, y la inversión en la filial 100% poseída Inmuebles 310350, C.A. (veáse nota 6) son presentadas al costo ajustado con la participación de la Compañía en las utilidades retenidas de esas compañías desde la fecha de su adquisición, cuando éstas son significativas. Las inversiones en compañías donde se tiene una participación menor del 20% son presentadas al costo ajustado por inflación, y los dividendos en efectivo son tratados como ingresos en el año en que se reciben.

El exceso del costo de adquisición sobre el valor en libros de los activos netos a la fecha de adquisición de afiliadas, no identificable con activos específicos, es amortizado por el método de línea recta en un plazo de 20 años.

**g.** ***Inventarios*** – Los inventarios al 31 de diciembre de 2002 han sido presentados al costo ajustado por inflación, determinado por el método de costo promedio, el cual no excede su valor de recuperación. Los inventarios al 31 de diciembre de 2001 y 2000 están presentados a costos corrientes a esa fecha y, fueron reexpresados en bolívares constantes del 31 de diciembre de 2002 mediante la aplicación de la variación anual en el Indice de

Precios al Consumidor (IPC), excepto por la porción correspondiente a las filiales domiciliadas en el exterior, la cual se presenta sin los efectos por inflación de la economía venezolana.

**h.** ***Propiedades, planta y equipos*** – Las propiedades, planta y equipos (excluyendo el mobiliario y equipo) se presentan a los valores de avalúos efectuados por tasadores independientes especializados en la industria, actualizados a la fecha de cierre de los estados financieros de acuerdo con la metodología establecida por la Comisión Nacional de Valores, en cuanto a la utilización de índices de devaluación para las maquinarias y equipos e índices de inflación para el resto de los activos. Estos avalúos no tienen una antigüedad superior a tres (3) años.

El mobiliario, equipo y las adquisiciones posteriores a la fecha de los avalúos fueron actualizados por inflación tomando en consideración la fecha de origen con base en el IPC de esa fecha.

La depreciación se calcula con base en el método de línea recta sobre la vida útil originalmente estimada de los distintos activos.

Los desembolsos por mantenimiento y reparaciones son cargados a los resultados en el año en que se incurren, mientras que aquellos por renovación o mejoras son capitalizados.

Las propiedades y equipos vendidos y posteriormente arrendados con opción de compra han sido registrados como activos y las obligaciones correspondientes se han registrado como un pasivo. Los resultados obtenidos en las ventas con arrendamiento posterior son diferidos y amortizados durante la vida útil de los activos respectivos. Aquellos resultados obtenidos por este tipo de transacciones bajo el ámbito de entrada en vigencia de la Declaración de Principios de Contabilidad Nº 14 (DPC-14) emitida por la Federación de Colegios de Contadores Públicos de Venezuela, son diferidos y amortizados durante la vigencia del contrato correspondiente. Las propiedades y equipos así registrados, se deprecian por el método y base anteriormente señalados.

Las propiedades y equipos al 31 de diciembre de 2001 y 2000 expresados en costos corrientes a esa fecha, fueron reexpresados en bolívares constantes del 31 de diciembre de 2002 mediante la aplicación de la variación anual en el Indice de Precios al Consumidor (IPC), excepto por la porción correspondiente a las filiales domiciliadas en el exterior, la cual se presenta sin los efectos por inflación de la economía venezolana.

La porción de la tasa de interés que excede a la tasa de inflación aplicable a desembolsos relacionados con proyectos de inversión, es capitalizada como costo adicional de las construcciones en proceso. Esta porción es amortizada en función a la vida útil aplicable a los activos adquiridos.

i. ***Cargos diferidos*** – Los gastos incurridos durante el período de desarrollo de nuevos proyectos industriales se difieren para ser amortizados hasta en cinco (5) años a partir del inicio de las operaciones de dichos proyectos, y se actualizan por inflación tomando en consideración la fecha de origen con base en el IPC.

j. ***Transacciones en moneda extranjera*** – Las transacciones en moneda extranjera son registradas en bolívares usando los tipos de cambios aplicables vigentes en las fechas en que las mismas son realizadas. Los saldos en moneda extranjera al cierre del ejercicio son expresados en bolívares usando los tipos de cambios aplicables vigentes a esa fecha; las diferencias en cambio resultantes se llevan a resultados.

k. ***Apartado para prestaciones sociales*** – El apartado para prestaciones sociales comprende el 100% del pasivo relacionado con los derechos adquiridos según la Ley Orgánica del Trabajo y un apartado adicional para cubrir parte del pasivo por despidos injustificados.

l. ***Impuesto sobre la renta*** – La rebaja de impuesto originada por nuevas inversiones en propiedades y equipos es tratada como una reducción de la provisión de impuesto sobre la renta en el período en el cual tales inversiones son incorporadas al proceso productivo.

m. ***Uso de estimaciones en la preparación de los estados financieros*** – La preparación de los estados financieros de conformidad con principios de contabilidad de

aceptación general requiere el uso de estimaciones por parte de la gerencia, las cuales afectan las cifras de activos y pasivos, su divulgación, y los montos de ingresos y gastos. Los resultados finales podrían variar de las citadas estimaciones.

n. ***Estados financieros consolidados preparados sobre la base del costo histórico*** – Los estados financieros consolidados expresados en bolívares sobre la base del costo histórico, se encuentran preparados de conformidad con las bases descritas para la preparación de los estados financieros básicos, a excepción de lo referente al reconocimiento del efecto de la inflación, debido a que dichos estados financieros no están sujetos a tal reconocimiento.

o. ***Utilidad neta por acción*** – La utilidad neta por acción ha sido calculada dividiendo el resultado neto del ejercicio entre el promedio ponderado de acciones emitidas y en circulación para cada año.

p. ***Reclasificaciones*** – Algunas cifras de los estados financieros al 31 de diciembre de 2001 y 2000, han sido reclasificadas para efectos comparativos con las del año terminado el 31 de diciembre de 2002.

## 2. INFORMACION ADICIONAL A LOS ESTADOS CONSOLIDADOS DE RESULTADOS Y DE FLUJOS DE EFECTIVO

El resultado monetario del ejercicio (REME) por los años terminados el 31 de diciembre, comprende lo siguiente (en miles de bolívares):

| | **2002** | **2001** | **2000** |
|---|---|---|---|
| Posición monetaria al inicio del año | (11.637.235) | (65.512.790) | (54.337.826) |
| Aumento del año | 215.170.583 | 294.174.049 | 218.827.296 |
| Disminución del año | (230.090.181) | (235.681.412) | (218.291.673) |
| Posición monetaria estimada del año | (26.556.833) | (7.020.153) | (53.802.203) |
| Menos – posición monetaria real al final del año | (28.751.423) | (11.637.235) | (65.512.790) |
| | 2.194.590 | 4.617.082 | 11.710.587 |

Los cambios en los activos y pasivos operacionales reflejados en los estados consolidados de flujos de efectivo por los años terminados el 31 de diciembre, se componen de lo siguiente (en miles de bolívares):

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| (Aumento) disminución: | | | |
| Efectos y cuentas por cobrar | (14.221.397) | (630.543) | (5.821.113) |
| Anticipos a proveedores | (1.271.727) | (993.499) | 1.176.862 |
| Inventarios | (12.389.611) | (2.604.725) | (17.710.823) |
| Gastos pagados por anticipado | (279.872) | 6.328 | 86.558 |
| Aumento (disminución): | | | |
| Cuentas por pagar | 29.807.995 | (3.710.271) | 3.179.100 |
| Gastos acumulados por pagar | 2.868.005 | 705.164 | 496.594 |
| Impuestos por pagar | 2.170.310 | (335.715) | (18.217) |
| Otros pasivos y créditos diferidos | (360.687) | (83.827) | 37.882 |
| Variación neta de activos y pasivos operacionales de filiales en proceso de desincorporación | - | - | 9.764.010 |
| | 6.323.016 | (7.467.088) | (8.809.147) |

El desglose del resultado monetario del ejercicio utilizado por actividad para los años terminados al 31 de diciembre, es como sigue (en miles de bolívares):

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| Operacionales | 1.614.345 | (2.618.775) | 6.713.066 |
| De inversión | (4.500) | 2.433 | 1.003.547 |
| De financiamiento | 5.212.533 | 10.551.094 | 3.262.855 |
| De efectivo | (4.627.788) | (3.317.670) | 731.119 |
| | 2.194.590 | 4.617.082 | 11.710.587 |

Durante los años terminados el 31 de diciembre, los intereses e impuestos pagados se discriminan de la siguiente manera (en miles de bolívares):

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| Intereses | 7.671.315 | 7.648.311 | 16.020.552 |
| Impuestos | 2.755.332 | 1.340.272 | 1.796.382 |

## 3. INVERSIONES TEMPORALES

Al 31 de diciembre de 2000, las inversiones temporales incluyen inversiones negociables compuestas principalmente por valores en acciones y papeles comerciales, presentados a su

valor de mercado, el cual se aproxima al costo. Durante el año terminado el 31 de diciembre de 2001, la Compañía realizó estas inversiones.

## 4. EFECTOS Y CUENTAS POR COBRAR

Al 31 de diciembre, los efectos y cuentas por cobrar se componen de lo siguiente (en miles de bolívares):

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| Comerciales | 42.544.440 | 39.131.980 | 42.870.669 |
| Compañías relacionadas (Nota 16) | 365.090 | 128.434 | 8.804.321 |
| Empleados | 2.516.617 | 2.573.775 | 2.146.044 |
| Deudores diversos | 1.297.862 | 1.010.815 | 969.051 |
| | 46.724.009 | 42.845.004 | 54.790.085 |
| Menos – apartado para cuentas de cobro dudoso | 946.860 | 622.342 | 4.544.468 |
| | 45.777.149 | 42.222.662 | 50.245.617 |

## 5. INVENTARIOS

Al 31 de diciembre, los inventarios se componen de lo siguiente (en miles de bolívares):

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| Productos terminados | 19.217.178 | 14.870.000 | 16.632.182 |
| Productos en proceso | 93.168 | 373.215 | 121.154 |
| Materias primas | 9.879.555 | 7.474.438 | 11.637.428 |
| Repuestos | 6.464.668 | 7.529.671 | 10.349.401 |
| Inventario en tránsito | 6.609.499 | 2.465.668 | 6.027.573 |
| | 42.264.068 | 32.712.992 | 44.767.738 |
| Menos – provisión para obsolescencia | 378.326 | 804.302 | - |
| | 41.885.742 | 31.908.690 | 44.767.738 |

Durante los años terminados el 31 de diciembre de 2002 y 2001, la Compañía decidió presentar ciertos inventarios que se estiman serán utilizados en un período superior a un (1) año, como inventario de repuestos a largo plazo.

## 6. OTROS ACTIVOS CIRCULANTES

Al 31 de diciembre, los otros activos circulantes se componen de lo siguiente (en miles de bolívares):

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| Activos netos de filiales en *proceso de desincorporación:* | | | |
| Inmuebles 310350, C.A. | 27.612.437 | 33.515.135 | 15.783.017 |
| Corporación Forestal Imataca, C.A. y Filiales | - | - | 13.932.974 |
| Corporación Forestal Guayamure, C.A. | - | - | 13.229.670 |
| | 27.612.437 | 33.515.135 | 42.945.661 |
| Otras inversiones registradas al costo: | | | |
| J.C. Papeleras, C.A. | - | - | 4.497.436 |
| Agroindustrial Mandioca, C.A. (en etapa preoperativa) | - | - | 5.254.404 |
| Corporación Forestal Orinoco, C.A. | - | - | 1.438.722 |
| Fibras Secundarias, S.A. | - | - | 150.798 |
| Otras | 178.563 | 178.563 | 1.369.616 |
| | 178.563 | 178.563 | 12.709.976 |
| Menos – apartado para inversiones | 17.874.888 | 12.499.784 | 10.260.025 |
| | 9.916.112 | 21.193.914 | 45.395.612 |
| Otros activos: | | | |
| Depósitos a plazo fijo | - | - | 14.733.172 |
| | 9.916.112 | 21.193.914 | 60.128.784 |

(A) Filial constituida en el año 2000, principalmente con aportes de propiedades de la Compañía. Durante el año 2001, la Compañía aportó la mayoría de sus inversiones en acciones registradas al costo, ciertas cuentas por cobrar y una opción sobre créditos de reducción de emisiones a obtener por las plantaciones forestales vendidas en el año 2001. Al 31 de diciembre de 2002 y 2001, esta filial poseía inmuebles por Bs. 12.251 millones presentados al valor de venta rápida de acuerdo con informes de peritos avaluadores independientes de fecha agosto de 2002 y Bs. 15.572 millones presentados a valores de mercado, respectivamente, e inversiones en acciones y la opción sobre créditos por reducción de emisiones por Bs.17.822 millones. Los inmuebles de esta filial se encuentran garantizando obligaciones contingentes hasta por US $ 3 millones (Bs. 4.209 millones). A la fecha de emisión de estos estados financieros consolidados, la Compañía está evaluando los términos bajo los cuales será desincorporada esta inversión.

(B) Con fecha 2 de marzo de 2001, la Compañía vendió los activos netos relacionados con los proyectos forestales por US $ 24 millones (Bs. 16.983 millones en bolívares históricos) en efectivo más una opción por 18 años sobre el 50% del valor neto de los Créditos de Reducción de Emisiones que las plantaciones puedan recibir, según los acuerdos internacionales relativos al cambio climático y el desarrollo limpio, conocidos también como Protocolo de Kyoto. La gerencia de la Compañía, con base en estudios realizados por expertos en la materia, estimó que la opción mencionada tenía un valor presente de US$ 9,2 millones (Bs. 7.029 millones en bolívares históricos). El valor en libros de los activos netos a la fecha de la transacción era de US$ 24.973 millones.

(C) De acuerdo con estados financieros no auditados, la participación patrimonial en esta compañía no se considera significativa para los estados financieros consolidados, por lo que la misma se presenta al costo. Esta inversión fue transferida a Inmuebles 310350, C.A.

(D) Compañías en las cuales no se posee influencia significativa en las políticas operacionales y financieras, por lo que las mismas se presentan al costo. Estas inversiones fueron transferidas a Inmuebles 310350, C.A.

(E) Corresponde a depósitos a plazo destinados a garantizar las operaciones de venta con arrendamiento posterior celebradas durante el año terminado el 31 de diciembre de 2000 (veáse nota 11).

## 7. INVERSIONES EN AFILIADAS

Al 31 de diciembre, las inversiones en afiliadas se componen de lo siguiente (en miles de bolívares):

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| **Inversión registrada según el método de participación patrimonial y exceso sobre el valor según libros pagado:** | | | |
| Simco Recycling Corp. Inc. | 4.064.922 | 5.629.250 | 6.570.564 |
| **Otras inversiones registradas al costo:** | | | |
| Inversiones Papeleras, C.A. | - | - | 1.095.944 |
| Losani, S.A. | 46.026 | 47.837 | 49.679 |
| Panamericana de Licencias, S.A. | 76.599 | 79.699 | 82.799 |
| Inversiones inmobiliarias | 198.564 | 198.564 | 198.564 |
| | 321.189 | 326.100 | 1.426.986 |
| | 4.386.111 | 5.955.350 | 7.997.550 |

(A) Los estados financieros utilizados para registrar la participación patrimonial de Simco Recycling Corp. Inc., filial domiciliada en los Estados Unidos de Norteamérica, se resumen a continuación (cifras al 31 de agosto, en miles de dólares estadounidenses):

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| Activo circulante | 1.320 | 1.096 | 2.198 |
| Total activo | 2.194 | 2.073 | 3.468 |
| Pasivo circulante | 2.339 | 2.024 | 2.087 |
| Patrimonio (déficit) | (585) | (238) | 1.136 |
| Total pasivo y patrimonio | 2.194 | 2.073 | 3.468 |
| (Pérdida) utilidad neta | (347) | (1.374) | 288 |

El valor de adquisición en moneda constante de esta filial resultó en un exceso sobre el valor según libros de Bs. 10.888 millones (Bs. 1.615 millones en valores históricos), el cual se amortiza de acuerdo con lo establecido en los principios de contabilidad. La Compañía evalúa periódicamente la realización del exceso pagado en la adquisición de la afiliada con las expectativas de los flujos de caja futuros e ingresos operativos. Basado en su más reciente análisis, la Compañía estima que el valor de la inversión es realizable.

(B) De acuerdo con estados financieros no auditados, la participación patrimonial en estas compañías no se considera significativa para los estados financieros consolidados, por lo que

las mismas se presentan al costo. Durante el año terminado el 31 de diciembre de 2001, los accionistas decidieron liquidar a Inversiones Papeleras, C.A.. Producto de lo anterior, la Compañía recibió inmuebles y maquinarias valorados en Bs. 3.943 millones, a cuenta de su inversión y cuentas por cobrar que tenía con ésta, los cuales se presentan en la cuenta de propiedades, planta y equipos. La gerencia estima que tales activos serán utilizados en la operación.

## 8. PROPIEDADES, PLANTA Y EQUIPOS

Al 31 de diciembre, las propiedades, planta y equipos se componen de (en miles de bolívares):

| | Vida útil (años) | 2002 | 2001 | 2000 |
|---|---|---|---|---|
| Edificios | 10 a 30 | 38.615.891 | 37.331.491 | 37.654.749 |
| Maquinarias y equipos | 7 a 20 | 309.634.587 | 294.237.116 | 306.439.747 |
| Vehículos | 3 a 6 | 2.799.827 | 4.136.663 | 5.259.606 |
| Muebles, enseres y otros | 5 | 16.717.571 | 16.889.231 | 19.597.643 |
| | | 367.767.876 | 352.594.501 | 368.951.745 |
| Menos – depreciación acumulada | | 28.329.483 | 72.127.902 | 55.110.801 |
| | | 339.438.393 | 280.466.599 | 313.840.944 |
| Terrenos | | 10.525.459 | 11.109.254 | 9.473.724 |
| Equipos y partes industriales | | - | - | 3.013.625 |
| Construcciones en proceso | | 4.445.281 | 3.034.492 | 3.886.796 |
| | | 354.409.133 | 294.610.345 | 330.215.089 |

Los valores de las propiedades, planta y equipos al 31 de diciembre de 2002, 2001 y 2000, han sido determinados de acuerdo con informes de peritos avaluadores independientes de fechas agosto de 2002 y septiembre de 1998 (años 2001 y 2000), respectivamente. Para el año terminado el 31 de diciembre de 2002, la inclusión del nuevo avalúo produjo un aumento en las propiedades, planta y equipos y del resultado por tenencia de activos no monetarios de Bs. 69.792 millones.

Durante los años terminados el 31 de diciembre de 2002, 2001 y 2000, los gastos de reparación y mantenimiento de propiedades, planta y equipos ascendieron a Bs. 14.939 millones, Bs. 13.823 millones y Bs. 11.151 millones, respectivamente.

Al 31 de diciembre de 2002, 2001 y 2000, la porción de la tasa de interés que excede a la inflación, capitalizada en propiedades, planta y equipos, alcanza a Bs. 684 millones, Bs. 822 millones y Bs. 964 millones, respectivamente, neto de amortización acumulada. Durante 2002, 2001 y 2000, la Compañía no ejecutó proyectos de inversión que ameriten la capitalización de intereses.

Al 31 de diciembre de 2002, los activos totalmente depreciados incorporados al proceso productivo ascienden a Bs. 216.436 millones (a valores actualizados de avalúo).

Durante el año terminado el 31 de diciembre de 2000, la Compañía modificó la vida útil de algunas maquinarias de las unidades estratégicas de molino higiénico y escolares, principalmente de quince (15) años a veinte (20) años. El efecto de este cambio en los estados financieros al 31 de diciembre de 2000, representó una reducción en el gasto de depreciación de Bs. 543 millones.

## 9. COSTOS DE PROYECTOS FORESTALES

Hasta el 31 de diciembre de 1998, la Compañía reexpresó los valores históricos de los costos de proyectos forestales basado en los índices de inflación aplicables de acuerdo con la Declaración de Principios de Contabilidad Nº 10 (DPC-10). A partir de esa fecha, con base en estudios técnicos elaborados por especialistas, se determinaron los valores de realización de las plantaciones forestales en desarrollo. Para el año terminado el 31 de diciembre de 2000, la incorporación de los valores reflejados por los mencionados estudios técnicos produjo una reducción en los costos de proyectos forestales y el resultado por tenencia de activos no monetarios de Bs. 14.918 millones y Bs. 9.845 millones, respectivamente.

Durante el año terminado el 31 de diciembre de 2000, la Compañía tomó la decisión de desincorporar los activos relacionados con los proyectos forestales, por estar en proceso de negociaciones. Como resultado de esta decisión, la gerencia estimó conveniente presentar los mismos en otros activos circulantes al 31 de diciembre de 2000.

## 10. CARGOS DIFERIDOS Y OTROS ACTIVOS

Al 31 de diciembre de 2002, 2001 y 2000, los cargos diferidos y otros activos están conformados principalmente por marcas de comercio poseídas por una filial del exterior, los cuales ascienden a Bs. 1.190 millones, Bs. 1.265,4 millones y Bs. 1.341,2 millones, respectivamente, neto de amortización acumulada por Bs. 218.9 millones, Bs. 212.7 millones y Bs. 137,1 millones, respectivamente, las cuales se amortizan en un período de veinte (20) años.

## 11. OPERACIONES DE VENTA CON ARRENDAMIENTO POSTERIOR

Durante el año terminado el 31 de diciembre de 2000, la Compañía celebró operaciones de venta con arrendamiento posterior de ciertas maquinarias y equipos con dos bancos locales por Bs. 12.012 millones, equivalentes al valor corriente aproximado de estos activos a la fecha de la operación. Durante el año 2001, la Compañía canceló la totalidad de las obligaciones originadas en estas operaciones.

## 12. PRESTAMOS A LARGO PLAZO

Al 31 de diciembre de 2002, los préstamos a largo plazo están compuestos como sigue (en miles de bolívares):

| | |
|---|---|
| a. Préstamos de bancos locales, a tasas de interés variables, con plazos desde uno y medio (1,5) a dos (2) años, y vencimientos desde 2003 a 2004 | 7.625.000 |
| Menos – porción circulante | 6.125.000 |
| | 1.500.000 |

Las tasas de interés promedio derivadas de préstamos obtenidos de bancos locales oscilaron entre 28,75% y 74,51% para el año 2002; 15,63% y 30% para el año 2001 y 14,31% y 26% para el año 2000. Las tasas de interés derivadas de préstamos obtenidos de bancos del exterior oscilaron entre 8,44% y 11,3% para el año 2001 y 7,75% y 10,45% para el año 2000.

El monto total de los pagos de capital para los próximos dos (2) años a partir del 31 de diciembre de 2002 se discrimina de la siguiente forma: Bs. 6.125 millones en 2003 y Bs. 1.500 millones en 2004.

Al 31 de diciembre de 2002, la Compañía mantiene préstamos de bancos locales por Bs. 5.000 millones que incluyen entre otras, las siguientes cláusulas restrictivas:

- Constituir garantía real sobre cualquiera de sus bienes para garantizar obligaciones hasta por la cantidad de Bs. 2.500 millones, sin previa autorización del banco.
- No exceder de US$ 60 millones de deuda financiera neta.
- Exigibilidad inmediata del préstamo si se produce una modificación sustancial en la composición accionaria de la Compañía, sin previa notificación al banco.
- Gravar bienes de su propiedad sin haber obtenido previamente y en cada caso, la autorización por escrito del banco.
- En caso de liquidación de la inversión en Inmuebles 310350, C.A., la Compañía no podrá generar en ningún caso una pérdida contable y/o una cuenta por cobrar en los libros.
- La prestataria y sus filiales y relacionadas no se fusionarán ni se consolidarán con ninguna persona.
- Aplicación de fondos recibidos por la prestataria para fines distintos a los manifestados en la solicitud.

## 13. EMISION DE OBLIGACIONES Y PAPELES COMERCIALES

Al 31 de diciembre de 2002, las obligaciones emitidas en circulación y papeles comerciales están compuestas como sigue (en miles de bolívares):

| | |
|---|---|
| a. Obligaciones quirografarias al portador, con vencimiento el 30 de octubre de 2004, con intereses a tasas variables pagaderos mensualmente | 2.644.100 |
| b. Papeles comerciales, con vencimiento el 21 de enero de 2003, con rendimiento del 29,50% anual | 2.000.000 |
| | 4.644.100 |
| Menos – porción circulante | 2.000.000 |
| | 2.644.100 |

Durante los años terminados el 31 de diciembre de 2002 y 2000, las emisiones de papeles comerciales generaron descuentos en su colocación por Bs. 137 millones y Bs. 823 millones, respectivamente.

## 14. CUENTAS POR PAGAR

Al 31 de diciembre, las cuentas por pagar se componen de lo siguiente (en miles de bolívares):

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| Comerciales | 43.634.357 | 26.430.115 | 31.345.826 |
| Compañías relacionadas (Nota 16) | 5.442.099 | 2.678.687 | 2.751.171 |
| Otras | 1.901.653 | 1.607.374 | 4.543.786 |
| | 50.978.109 | 30.716.176 | 38.640.783 |

## 15. PROVISION PARA IMPUESTOS

### *Impuesto sobre la renta*

El impuesto sobre la renta al 31 de diciembre, se resume a continuación (en miles de bolívares):

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| Impuesto sobre la renta del año – estimado | 3.090.927 | 3.943.753 | 8.225.247 |
| Impuesto a compensar con traslado de pérdidas fiscales de años anteriores | - | - | 1.517.470 |
| Menos – rebaja por inversiones en propiedades, planta y equipos y créditos trasladables de impuesto a los activos empresariales | (225.345) | (836.375) | (6.275.122) |
| | 2.865.582 | 3.107.378 | 3.467.595 |

Para los años terminados el 31 de diciembre de 2002, 2001 y 2000, la tasa efectiva del gasto de impuesto sobre la renta difiere de la tasa fiscal aplicable a la utilidad antes de impuesto. La naturaleza de esta diferencia se debe a partidas permanentes relacionadas con la determinación de la renta fiscal, principalmente, la participación patrimonial de las inversiones, dividendos e intereses exentos, así como los efectos del ajuste fiscal por inflación.

De conformidad con la legislación fiscal vigente, a partir del año 2000, los contribuyentes sujetos al impuesto sobre la renta que celebren transacciones con partes vinculadas en el exterior, deben determinar sus ingresos por las exportaciones efectuadas, y sus costos por los bienes y servicios adquiridos de partes vinculadas en el extranjero, de acuerdo con alguno de los métodos establecidos en dicha legislación. La Compañía se encuentra en proceso de efectuar el estudio sobre precios de transferencia requerido para documentar las mencionadas transacciones en el exterior. Debido a la naturaleza y volumen de las transacciones con partes relacionadas, la gerencia de la Compañía estima que no habrá algún efecto importante en los estados financieros consolidados.

Así mismo, de conformidad con dicha legislación, la Compañía puede trasladar las rebajas por nuevas inversiones en propiedades y equipos, y las pérdidas fiscales operativas, distintas a las originadas por el ajuste fiscal por inflación, hasta tres (3) años subsiguientes al ejercicio en que se incurran. El efecto fiscal deducible no compensado del ajuste fiscal por inflación, podrá ser trasladado hasta el año subsiguiente al ejercicio en que se incurra. Durante el año 2000, la Compañía utilizó pérdidas fiscales trasladables de años anteriores por aproximadamente Bs. 3.046 millones (a valores históricos), generándose un beneficio impositivo de Bs. 1.517 millones, el cual se presenta como partida extraordinaria. Así mismo, utilizó rebajas por inversiones trasladables de años anteriores por Bs. 3.040 millones (a valores históricos), las cuales se presentan como una reducción de la provisión de impuesto sobre la renta del año.

Por otra parte, la legislación antes mencionada establece con vigencia a partir del 1 de enero de 2001, entre otras cosas, el gravamen sobre los dividendos, los enriquecimientos netos obtenidos de fuente extranjera bajo el régimen de renta mundial, y aquellos obtenidos por las inversiones o participaciones bajo el régimen de transparencia fiscal internacional.

***Impuesto a los activos empresariales***

La Ley de Impuesto a los Activos Empresariales establece un impuesto del uno por ciento (1%) sobre el valor promedio de los activos tangibles e intangibles ajustados por inflación. El impuesto a pagar según esta Ley será la cantidad que exceda del total del impuesto sobre la renta causado en el ejercicio anual, si lo hubiese. En caso de que el monto del impuesto sobre la renta sea menor que el impuesto sobre los activos empresariales, el excedente podrá ser trasladado como crédito sobre el impuesto sobre la renta que se cause en los tres ejercicios anuales subsiguientes. Al 31 de diciembre de 2002, la Compañía y sus filiales no mantienen créditos trasladables de impuesto a los activos empresariales.

## 16. TRANSACCIONES CON COMPAÑIAS RELACIONADAS

Durante los años 2002, 2001 y 2000, la Compañía y sus filiales realizaron las siguientes transacciones significativas con compañías relacionadas, en el curso normal de sus operaciones (en miles de bolívares aproximados):

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| Ventas de inventarios | 265.000 | 2.815.000 | 3.153.105 |
| Compras de inventarios | 11.307.000 | 8.213.000 | 15.581.822 |
| Cargos por consumo de energía eléctrica | 12.754.000 | 7.223.000 | 8.219.330 |

Producto de estas transacciones, y otras de menor importancia, se generaron los siguientes saldos por cobrar y por pagar (en miles de bolívares):

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| Cuentas por cobrar a corto plazo | | | |
| J.C. Papeleras, C.A. | 151.455 | 75.781 | 2.453.633 |
| Corporación Industrial de Energía, C.A. | 212.595 | 21.035 | 11.658 |
| Agroindustrial Mandioca, C.A. | - | 20.425 | - |
| Turboven Cagua Company Inc. | - | 5.590 | 899.136 |
| Turbogeneradores de Venezuela, C.A. | - | 4.240 | 4.525 |
| Agropecuaria Mandioca, C.A. | 1.040 | 1.363 | 1.532 |
| Corporación Forestal Imataca, C.A. | - | - | 4.130.965 |
| Papeles Nacionales Flamingo, C.A. | - | - | 721.915 |
| Aserradero Venwood, C.A. | - | - | 334.785 |

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| Comercializadora Acatami, C.A. | - | - | 155.856 |
| Corporación Forestal Guayamure, C.A. | - | - | 90.316 |
| | 365.090 | 128.434 | 8.804.321 |

Cuentas por pagar a corto plazo

| | | | |
|---|---|---|---|
| Losani, S.A. | 420.983 | 991.151 | 596.626 |
| Turbogeneradores Maracay, C.A. | 3.232.627 | 629.295 | 1.218.808 |
| Turboven Maracay Company | 124.308 | 568.672 | - |
| Seinforca, C.A. | 394.100 | 244.221 | 193.908 |
| Simco Recycling Corp. Inc. | 406.526 | 151.238 | 499.605 |
| Inmuebles 310350, C.A. | 854.738 | 94.110 | - |
| Turboven Cagua Company Inc. | 4.688 | - | - |
| Agroindustrial Mandioca, C.A. | 4.129 | - | 242.224 |
| | 5.442.099 | 2.678.687 | 2.751.171 |

## 17. PATRIMONIO

### *Capital social*

El capital social nominal de la Compañía es de Bs. 22.940.094.240, correspondientes a 2.294.009.424 acciones comunes de Bs. 10 cada una, totalmente suscritas y pagadas.

Con fecha 25 de noviembre de 1996, la Junta Directiva aprobó decretar un dividendo en acciones por Bs. 11.470.047.120 mediante la capitalización parcial del saldo neto actualizado para futuros aumentos de capital (resultante del enjugamiento de las cuentas de actualización de capital, resultado por exposición a la inflación (REI) y utilidades no distribuidas efectuado en 1996, de conformidad con la Publicación Técnica Número 14 (PT 14) emitida por la Federación de Colegios de Contadores Públicos de Venezuela, emitiéndose 1.147.004.712 nuevas acciones comunes con valor nominal de Bs. 10 cada una. De acuerdo con lo resuelto por la Comisión Nacional de Valores, este aumento de capital fue distribuido como dividendos a los accionistas registrados en el libro de accionistas al 02 de enero de 1997, a fin de ser adjudicado y hacerse efectivo el 16 de enero de 1997.

Con fecha 14 de febrero de 2002, la Asamblea de Accionistas aprobó la reclasificación de la partida patrimonial "Saldos netos actualizados para futuros aumentos de capital" a "Saldo neto actualizado de utilidades retenidas para uso único de pagos de dividendos en acciones de la Compañía o de sus subsidiarias", todo de acuerdo con la autorización de la Comisión Nacional de Valores según oficio N° CNV-OP-033 del 04 de febrero de 2002.

***Reserva legal***

El Código de Comercio establece el apartado de un 5% de las ganancias netas de las compañías para establecer la reserva legal, hasta que ésta alcance por lo menos un 10% del capital social. Esta reserva no podrá distribuirse como dividendos.

Al 31 de diciembre de 2002 y 2001 el patrimonio incluye Bs. 9.072 millones de reserva legal de Manufacturas de Papel, C.A. (MANPA) S.A.C.A..

Durante el año terminado el 31 de diciembre de 2000, la Compañía decidió ajustar el monto de la mencionada reserva, considerando para ello el referido porcentaje basado en el monto del capital social actualizado a la fecha de los estados financieros.

***Dividendos en efectivo (expresados en valores históricos a la fecha de la operación)***

Con fecha 14 de febrero de 2002, la Asamblea de Accionistas acordó decretar dividendos en efectivo de Bs. 2,00 por acción, para un total de Bs. 4.588.018.848. Con fecha 18 de abril de 2002, la Asamblea de Accionistas acordó decretar un dividendo extraordinario en efectivo de Bs. 2,00 por acción, para un total de Bs. 4.588.018.848. Igualmente, con fecha 9 de octubre de 2002, la Asamblea de Accionistas acordó decretar un dividendo extraordinario en efectivo de Bs. 5,00 por acción, para un total de Bs. 11.470.047.120.

Con fecha 27 de abril de 2001, la Asamblea de Accionistas acordó decretar dividendos en efectivo de Bs. 1,00 por acción, para un total de Bs. 2.294.009.424. Igualmente, con fecha 16 de noviembre de 2001, la Asamblea de Accionistas acordó decretar un dividendo extraordinario en efectivo de Bs. 1,00 por acción, para un total de Bs. 2.294.009.424.

Con fecha 27 de abril de 2000, la Asamblea de Accionistas acordó decretar dividendos en efectivo de Bs. 1,00 por acción, para un total de Bs. 2.294.009.424. Igualmente, con fecha 14 de febrero de 2000, la Asamblea de Accionistas acordó decretar un dividendo extraordinario en efectivo de Bs. 0,50 por acción, para un total de Bs. 1.147.004.712.

***Utilidades retenidas***

Al 31 de diciembre de 2002 y 2001 las utilidades retenidas no distribuidas incluyen Bs. 1.995 millones y Bs. 4.355 millones de utilidades retenidas de las filiales, respectivamente, las cuales serán disponibles cuando las filiales las decreten como dividendos. La utilidad neta y las utilidades retenidas de Manufacturas de Papel, C.A. (MANPA), S.A.C.A., ascienden a Bs. 5.564 millones y Bs. 18.187 millones al 31 de diciembre de 2002, y Bs. 12.773 millones y Bs. 37.079 millones, al 31 de diciembre de 2001, respectivamente. Al 31 de diciembre de 2002 y 2001 la utilidad neta incluye Bs. 2.845 millones y Bs. 2.700 millones de gasto de impuesto sobre la renta de Manufacturas de Papel, C.A. (MANPA) S.A.C.A., respectivamente.

Según disposición emitida por la Comisión Nacional de Valores, con fecha 9 de junio de 2000, las empresas sometidas a su supervisión y control, deberán usar como base para la distribución de dividendos y participaciones estatutarias los estados financieros ajustados por inflación.

## 18. ACTIVOS Y PASIVOS EN MONEDA EXTRANJERA

A continuación se describen los activos y pasivos monetarios en moneda extranjera al 31 de diciembre de 2002, 2001 y 2000, registrados en bolívares a la tasa de cambio de Bs. 1.403,00, Bs. 758,00 y Bs. 700,00 por US$ 1,00, respectivamente, de acuerdo con el mercado libre de divisas:

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| | (En miles de US$) | | |
| Activo: | | | |
| Efectivo e inversiones temporales | 7.502 | 5.671 | 17.079 |
| Cuentas por cobrar comerciales | 11.180 | 9.139 | 11.464 |
| Cuentas por cobrar compañías relacionadas | 157 | 34 | 1.668 |
| Anticipos a proveedores y deudores diversos | 988 | 2.384 | 638 |
| | 19.827 | 17.228 | 30.849 |
| Pasivo: | | | |
| Pagarés y sobregiros bancarios | - | 1 | 4.009 |
| Documentos por pagar | 4.608 | 3.777 | 14.145 |
| Cuentas por pagar comerciales | 23.250 | 18.626 | 20.490 |
| Cuentas por pagar compañías relacionadas | 590 | 1.149 | 1.063 |
| Gastos acumulados por pagar y otras | 1.937 | 591 | 1.722 |
| Préstamos a largo plazo | - | 1.684 | 8.399 |
| | 30.385 | 25.828 | 49.828 |

## 19. CONCENTRACION DE RIESGOS DE CREDITO

Los instrumentos financieros que someten parcialmente a la Compañía a concentraciones de riesgo de crédito consisten principalmente en inversiones temporales en efectivo y cuentas por cobrar comerciales. La Compañía coloca sus inversiones temporales en distintas instituciones financieras y por política limita el monto de riesgo de crédito. Las concentraciones de riesgo de crédito con respecto a cuentas por cobrar comerciales son limitadas debido al gran número de clientes que posee la Compañía. Al 31 de diciembre de 2002, 2001 y 2000 la Compañía no posee concentraciones significativas de riesgos de crédito distintas a las anteriormente señaladas.

## 20. INFORMACION SOBRE OPERACIONES

Las ventas de exportación al 31 de diciembre de 2002, 2001 y 2000 representan aproximadamente el 18%, 13% y 14,7% de las ventas netas consolidadas, respectivamente. La Compañía no posee clientes que de manera individual representen un 10% o más de sus ganancias.

## 21. COMPROMISOS Y CONTINGENCIAS

***Fianzas y garantías otorgadas***

Para garantizar obligaciones adeudadas por compañías afiliadas, la Compañía ha otorgado fianzas a favor de instituciones bancarias por un monto de Bs. 26 millones.

Al 31 de diciembre de 2002, la Compañía mantiene créditos cedidos a instituciones financieras por Bs. 2.509 millones para garantizar el financiamiento de operaciones de exportación efectuadas a compañías filiales. Estos créditos se presentan incluidos en los documentos por pagar a esa fecha.

En virtud del contrato de venta de los activos relacionados con los proyectos forestales, la filial Inmuebles 310350, C.A. se constituyó en fiadora solidaria y principal pagadora de la Compañía frente al comprador para garantizarle a este último todas y cada una de las obligaciones asumidas por la Compañía. Dicha fianza queda limitada a la cantidad de US$ 2.350.000; de no producirse reclamo alguno, el 30 de abril de 2003 se reducirá a US$ 1.000.000 y el 30 de abril de 2005 se reducirá a US$ 350.000, venciéndose definitivamente dicha fianza. A efectos de garantizar la fianza antes señalada, la filial constituyó una hipoteca de primer grado a favor del comprador hasta por la cantidad de US$ 3 millones, sobre inmuebles de su propiedad constituidos por las plantas 4 y 5 de la Torre Country Club; así mismo se ha convenido que en el caso de venta de los inmuebles gravados, esta garantía será sustituida por una garantía sobre títulos valores cotizados en la Bolsa de Valores de Caracas.

***Cartas de crédito abiertas***

La Compañía ha solicitado la apertura de cartas de crédito con instituciones financieras para la adquisición de materias primas y suministros. Al 31 de diciembre de 2002, las cartas de crédito abiertas por estos conceptos alcanzan a Bs. 457,5 millones.

***Contingencias***

Las autoridades fiscales y laborales han determinado ciertos reparos y reclamos en contra de la Compañía, los cuales ascienden a Bs. 3.332 millones, y para los cuales se han efectuado los escritos de descargo correspondientes. La Compañía y sus asesores legales son de la opinión de que existen suficientes méritos para argumentar estas demandas, y estiman que la resolución final de los mismos no tendrá efectos importantes sobre los estados financieros consolidados.

Al 31 de diciembre de 2002 y 2001, se encuentran en espera de decisión ante el Tribunal Supremo de Justicia los recursos de reintegro de divisas al Banco Central de Venezuela por US$ 1.8 millones introducidos por el Ministerio de Hacienda (actualmente Ministerio de Finanzas). La Compañía y sus asesores legales son de la opinión de que existen suficientes

méritos para argumentar este asunto, y estiman que la resolución final de los mismos no tendrá efectos importantes sobre los estados financieros consolidados.

## 22. EVENTOS POSTERIORES

***Dividendos en efectivo (expresados en valores históricos a la fecha de la operación)***

Con fecha 25 de marzo de 2003, la Asamblea de Accionistas acordó decretar dividendos en efectivo de Bs. 5,00 por acción, para un total de Bs. 11.470.047.120.

***Obligaciones emitidas en circulación***

En fecha 21 de enero de 2003, la Compañía canceló totalmente los papeles comerciales existentes al 31 de diciembre de 2002.

***Situación política, económica y social***

Como resultado de la situación política, social y económica por la cual atraviesa el país, determinados sectores importantes de la economía nacional se han visto afectados, pudiendo originarse consecuencias futuras adicionales. Estas situaciones pudieran incidir directa o indirectamente, en las operaciones futuras de la Compañía.

***Medidas económicas***

*Control de cambios* – Con fecha 21 de enero de 2003, el Ejecutivo Nacional y el Banco Central de Venezuela convinieron suspender el comercio de divisas en el país durante cinco (5) días hábiles bancarios, según lo publicado en la Gaceta Oficial No. 37.614. El acuerdo menciona que estas instituciones dictarán, mediante convenio especial, las normas relativas a la administración del régimen cambiario que se establezca. Con fecha 27 de enero de 2003, el Ejecutivo Nacional y el Banco Central de Venezuela convinieron en prorrogar hasta el 5 de febrero de 2003 la suspensión antes indicada, según lo publicado en la Gaceta Oficial No. 37.618.

Con fecha 5 y 7 de febrero de 2003, el Ejecutivo Nacional y el Banco Central de Venezuela celebraron los Convenios Cambiarios números 1, 2 y 3, los cuales establecen el Régimen para la Administración de Divisas, y el tipo de cambio que regirá las operaciones establecidas en dichos convenios, respectivamente. Entre otros aspectos, los mencionados convenios establecen lo siguiente:

- El Banco Central de Venezuela centralizará la compra y venta de divisas en el País, en los términos establecidos en los convenios suscritos o por suscribirse.

- Se crea la Comisión de Administración de Divisas (CADIVI), a la cual corresponde la coordinación, administración, control y establecimiento de requisitos, procedimientos y restricciones que requiera la ejecución de dicho convenio.

- Se fijan los tipos de cambio a partir de la entrada en vigencia de los mencionados convenios en Bs. 1.596 por US$ 1,00 para la compra, y Bs. 1.600 por US$ 1,00 para la venta.

En esa misma fecha, la Presidencia de la República emitió el Decreto No. 2.302, el cual establece el marco general de funcionamiento de CADIVI y las Normas para la Administración y Control de Divisas. Este Decreto fue posteriormente reformado parcialmente mediante el Decreto 2.330 de fecha 6 de marzo de 2003. De acuerdo con lo establecido en el mencionado decreto, el Presidente de la República, en Consejo de Ministros, aprobará los lineamientos generales para la distribución del monto de divisas a ser destinado al mercado cambiario, oída la opinión de CADIVI, de acuerdo con la disponibilidad de divisas que se establecerá en aplicación del convenio cambiario. Así mismo, dicho decreto establece, entre otros, que la adquisición de divisas estará sujeta a la previa inscripción del interesado en los registros de usuarios y a la autorización para participar en el régimen cambiario, con los documentos y demás recaudos a ser establecidos por CADIVI.

Hasta el 31 de agosto de 2003, CADIVI ha emitido varias normativas relacionadas con los registros, lineamientos, requisitos y condiciones relativas al régimen de administración de

divisas. La Compañía ha efectuado todos los trámites necesarios para acceder a las divisas destinadas al pago de sus obligaciones en moneda extranjera. La obtención de las divisas necesarias para las operaciones en moneda extranjera que efectúa la Compañía en el curso normal de sus operaciones dependerá de la aprobación de todos los registros solicitados ante las instituciones respectivas, y de la disponibilidad de divisas que se establecerá en la aplicación de las normativas antes indicada.

***Control de precios*** – Con fecha 6 de febrero de 2003, el Ejecutivo Nacional decretó control de precios sobre bienes y servicios de primera necesidad, entre los cuales se incluyen ciertos productos elaborados por la Compañía.

## 3.2 Estados Financieros Consolidados no Auditados (Interinos) al 30 de Junio de 2003.

**MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES**

**BALANCES GENERALES CONSOLIDADOS**
**REEXPRESADOS EN BOLIVARES CONSTANTES DEL 30 DE JUNIO DE 2003**
**(Expresados en Miles de Bolívares)**

| ACTIVO | Al 30 de Junio 2003 | Al 31 de diciembre 2002 | Al 31 de diciembre 2001 | Al 31 de diciembre 2000 |
|---|---|---|---|---|
| ACTIVO CIRCULANTE: | | | | |
| Efectivo (Notas 1, 17 y 18) | 24.386.005 | 14.906.459 | 10.973.213 | 6.344.595 |
| Inversiones temporales (Notas 1, 3 y 17) | - | - | - | 16.289.572 |
| | 24.386.005 | 14.906.459 | 10.973.213 | 22.634.167 |
| Efectos y cuentas por cobrar - neto (Notas 4, 17 y 18) | 50.079.543 | 53.464.245 | 51.771.448 | 58.380.672 |
| Anticipos a proveedores (Nota 17) | 2.666.474 | 2.994.623 | 2.215.951 | 1.281.601 |
| Inventarios - neto (Notas 1 y 5) | 34.489.113 | 47.646.350 | 36.309.791 | 51.243.011 |
| Gastos pagados por anticipado | 1.789.730 | 577.312 | 330.823 | 412.243 |
| Otros activos circulantes - neto (Notas 1 y 6) | 8.125.884 | 11.438.697 | 24.448.167 | 69.361.353 |
| Total activo circulante | 121.536.749 | 131.027.686 | 126.049.393 | 203.313.047 |
| INVENTARIO DE REPUESTOS A LARGO PLAZO (Nota 5) | 5.970.946 | 7.680.829 | 5.944.239 | - |
| INVERSIONES EN AFILIADAS - Neto (Notas 1 y 7) | 4.993.929 | 5.103.771 | 6.864.031 | 9.144.155 |
| PROPIEDADES, PLANTA Y EQUIPO - Neto (Notas 1, 8 y 10) | 383.278.968 | 408.560.466 | 339.559.176 | 372.116.817 |
| CARGOS DIFERIDOS Y OTROS ACTIVOS - Neto (Notas 1 y 9) | 1.304.489 | 1.274.795 | 1.316.320 | 1.430.818 |
| TOTAL | 517.085.081 | 553.647.547 | 479.733.159 | 586.004.837 |
| **PASIVO Y PATRIMONIO** | | | | |
| PASIVO CIRCULANTE: | | | | |
| Pagarés y sobregiros bancarios (Nota 17) | 8.095.000 | 9.459.082 | 707.885 | 6.464.602 |
| Porción circulante de préstamos a largo plazo (Notas 11 y 17) | 2.250.000 | 7.065.473 | 10.844.743 | 14.044.921 |
| Porción circulante de obligaciones emitidas en circulación (Nota 12) | 5.000.000 | 2.307.093 | 7.100.144 | 8.497.700 |
| Documentos por pagar (Notas 17 y 20) | - | 7.458.141 | 4.333.292 | 16.827.855 |
| Cuentas por pagar (Notas 13 y 17) | 56.226.337 | 58.693.070 | 35.293.035 | 44.408.126 |
| Obligaciones por operaciones de venta con arrendamiento posterior (Notas 1 y 10) | - | - | - | 16.995.400 |
| Gastos acumulados por pagar (Nota 17) | 5.482.368 | 6.689.328 | 5.435.564 | 5.176.397 |
| Impuestos por pagar (Notas 1 y 14) | 3.027.582 | 2.601.035 | 186.137 | 603.046 |
| Total pasivo circulante | 80.081.287 | 94.273.222 | 63.900.800 | 113.018.047 |
| PRESTAMOS A LARGO PLAZO (Notas 11 y 17) | 2.250.000 | 1.730.320 | 12.722.075 | 34.286.531 |
| OBLIGACIONES EMITIDAS EN CIRCULACION (Nota 12) | 2.657.100 | 3.050.093 | - | 7.972.202 |
| OTRAS CUENTAS POR PAGAR A LARGO PLAZO | 3.250.000 | - | - | - |
| APARTADO PARA PRESTACIONES SOCIALES (Nota 1) | 6.570.282 | 7.169.549 | 7.286.935 | 6.114.301 |
| OTROS PASIVOS Y CREDITOS DIFERIDOS | 39.476 | 52.635 | 382.684 | 248.200 |
| Total pasivo | 94.848.145 | 106.275.819 | 84.292.494 | 161.639.281 |
| INTERESES MINORITARIOS | 1.492.730 | 1.066.594 | 979.902 | 961.828 |
| PATRIMONIO - Según estado financiero adjunto (Notas 1 y 16) | 420.744.206 | 446.305.134 | 394.460.763 | 423.403.728 |
| TOTAL | 517.085.081 | 553.647.547 | 479.733.159 | 586.004.837 |

**MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES**

**ESTADOS CONSOLIDADOS DE RESULTADOS**
**REEXPRESADOS EN BOLIVARES CONSTANTES DEL 30 DE JUNIO DE 2003**
**(Expresados en Miles de Bolívares, Excepto Utilidad Neta Por Acción)**

| | Al 30 de junio 2003 | Al 31 de diciembre 2002 | Al 31 de diciembre 2001 | Al 31 de diciembre 2000 |
|---|---|---|---|---|
| VENTAS NETAS | 134.448.633 | 237.257.664 | 233.671.670 | 245.723.517 |
| COSTO DE VENTAS | 96.443.587 | 164.251.714 | 152.572.657 | 175.838.600 |
| UTILIDAD BRUTA | 38.005.046 | 73.005.950 | 81.099.013 | 69.884.917 |
| GASTOS DE VENTAS | 12.453.645 | 29.330.656 | 32.507.211 | 34.021.982 |
| GASTOS GENERALES Y ADMINISTRATIVOS | 5.104.705 | 13.951.198 | 15.900.533 | 17.070.142 |
| | 17.558.350 | 43.281.854 | 48.407.744 | 51.092.124 |
| UTILIDAD EN OPERACIONES | 20.446.696 | 29.724.096 | 32.691.269 | 18.792.793 |
| OTROS INGRESOS (EGRESOS): | | | | |
| Pérdida en inversiones, neto | (2.233.534) | (5.021.965) | (8.180.995) | - |
| Realización inversiones temporales | - | - | (4.267.290) | - |
| Utilidad en venta de activos | 617 | 34.543 | - | 66.250 |
| Otros - neto | (12.597.912) | (4.961.839) | (4.197.313) | (5.363.212) |
| | (14.830.829) | 9.949.261) | (16.645.598) | (5.296.962) |
| INGRESO (COSTO) INTEGRAL DE FINANCIAMIENTO: | | | | |
| Intereses gastos | (3.313.606) | (9.825.826) | (9.452.924) | (18.000.694) |
| Intereses sobre inversiones temporales | 248.191 | 519.488 | 1.035.132 | 1.262.784 |
| Diferencias en cambio - neto | 2.709.032 | (3.604.437) | (1.956.950) | (2.734.672) |
| Ganancia monetaria (Notas 1 y 2) | 2.951.870 | 2.531.563 | 5.326.019 | 13.508.708 |
| | 2.595.487 | (10.379.212) | (5.048.723) | (5.963.874) |
| UTILIDAD ANTES DE IMPUESTOS | 8.211.354 | 9.395.623 | 10.996.948 | 7.531.957 |
| PROVISION PARA IMPUESTOS (Nota 14): | | | | |
| Impuesto sobre la renta | 1.411.317 | 3.302.494 | 3.539.919 | 3.943.323 |
| UTILIDAD ANTES DE PARTICIPACION EN RESULTADOS DE AFILIADAS | 6.800.037 | 6.093.129 | 7.457.029 | 3.588.634 |
| PARTICIPACION EN RESULTADOS DE AFILIADAS (Nota 1) | (1.189.121) | (3.459.924) | (411.165) | (271.965) |
| UTILIDAD ANTES DE INTERESES MINORITARIOS | 5.610.916 | 2.633.205 | 7.045.864 | 3.316.669 |
| INTERESES MINORITARIOS | (426.136) | (86.692) | (18.074) | 338.952 |
| UTILIDAD ANTES DE PARTIDA EXTRAORDINARIA | 5.184.780 | 2.546.513 | 7.027.790 | 3.655.621 |
| PARTIDA EXTRAORDINARIA - Beneficio impositivo por traslado de pérdidas fiscales de años anteriores (Nota 14) | - | - | - | 1.750.474 |
| UTILIDAD NETA | 5.184.780 | 2.546.513 | 7.027.790 | 5.406.095 |
| UTILIDAD NETA POR ACCION (2.294.009.424 acciones promedio) (Nota 1) | 2,26 | 1,11 | 3,06 | 2,36 |

**MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES**

**ESTADOS CONSOLIDADOS DE FLUJOS DE EFECTIVO**
**POR EL PERIODO DE SEIS MESES TERMINADO EL 30 DE JUNIO DE 2003 Y LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2002, 2001, 2000**
**REEXPRESADOS EN BOLIVARES CONSTANTES DEL 30 DE JUNIO DE 2003**
**(Expresados en Miles de Bolívares)**

| | Al 30 de junio 2003 | Al 31 de diciembre 2002 | Al 31 de diciembre 2001 | Al 31 de diciembre 2000 |
|---|---|---|---|---|
| ACTIVIDADES OPERACIONALES: | | | | |
| Utilidad neta | 5.184.780 | 2.546.513 | 7.027.790 | 5.406.095 |
| Ajustes para conciliar la utilidad neta con el efectivo provisto por las actividades operacionales: | | | | |
| Participación de accionistas minoritarios - neto | 426.136 | 86.692 | 18.074 | (2.112.505) |
| Participación en resultados de afiliadas | 1.189.121 | 3.351.827 | 422.197 | 296.065 |
| Pérdida en inversiones, neto | 2.191.213 | 5.021.965 | 1.571.772 | 2.379.356 |
| Utilidad en venta de activos | (617) | (34.543) | - | (66.250) |
| Retiros y consumo de equipos y partes industriales | - | 1.540.987 | 1.949.577 | 1.461.995 |
| Provisión de inventarios | - | - | 927.591 | - |
| Amortización de exceso de costo sobre el valor en libros de acciones de afiliada | 42.321 | 1.435.072 | 627.591 | 627.591 |
| Ganancia monetaria | (2.951.870) | (2.531.563) | (5.326.019) | (13.508.708) |
| Depreciación | 7.037.439 | 14.114.632 | 21.260.348 | 23.885.990 |
| Amortización de cargos diferidos | (29.694) | 34.143 | 75.560 | 72.518 |
| Diferencial cambiario en documentos por pagar | 907.829 | 1.543.097 | - | - |
| Cambios en activos y pasivos operacionales (Nota 2) | 19.024.443 | 6.406.337 | (12.442.930) | 3.947.857 |
| Prestaciones sociales | (599.267) | 1.825.740 | 1.941.056 | 1.389.609 |
| Resultado acumulado por traducción de filial extranjera | - | - | - | - |
| Efectivo neto provisto por las actividades operacionales | 32.421.834 | 35.340.899 | 18.052.607 | 23.779.613 |
| ACTIVIDADES DE INVERSION: | | | | |
| Disminución en dividendos por cobrar | - | - | - | 260.800 |
| Venta de activos netos proyecto forestal | - | - | 27.109.073 | - |
| Aumento en inversiones - neto | - | - | - | (616.474) |
| Disminución en cargos diferidos y otros activos | - | - | 89.174 | 95.496 |
| Compra de propiedades, planta y equipo | (1.420.793) | (5.676.303) | (3.227.967) | (6.295.992) |
| Venta de propiedades y equipos | 548.625 | 36.436 | - | 409.009 |
| Efectivo neto (usado) provisto por las actividades de inversión | (872.168) | (5.639.867) | 23.970.280 | (6.147.161) |
| ACTIVIDADES DE FINANCIAMIENTO: | | | | |
| Aumento (disminución) en pagarés y sobregiros bancarios | 1.328.825 | 10.076.410 | (5.322.675) | 3.317.699 |
| Disminución en préstamos a largo plazo | (4.688.786) | (10.353.187) | (20.531.229) | (12.553.131) |
| Aumento en obligaciones emitidas en circulación | 2.299.914 | (60.857) | (7.977.480) | (1.193.393) |
| Aumento (disminución) en documentos por pagar | (7.458.141) | 3.151.586 | (11.230.014) | 3.773.805 |
| Dividendos en efectivo | (11.629.481) | (26.694.628) | (7.267.285) | (6.372.538) |
| Efectivo neto usado por las actividades de financiamiento | (20.147.669) | (23.880.676) | (52.328.683) | (13.027.558) |
| EFECTO DE INFLACION SOBRE EL EFECTIVO Y EQUIVALENTES DE EFECTIVO | (1.922.451) | (1.887.110) | (1.355.158) | 843.380 |
| AUMENTO (DISMINUCION) NETO EN EFECTIVO Y EQUIVALENTES DE EFECTIVO | 9.479.546 | 3.933.246 | (11.660.954) | 5.448.274 |
| EFECTIVO Y EQUIVALENTES DE EFECTIVO AL INICIO DEL PERIODO | 14.906.459 | 10.973.213 | 22.634.167 | 17.185.893 |
| EFECTIVO Y EQUIVALENTES DE EFECTIVO AL FINAL DEL PERIODO | 24.386.005 | 14.906.459 | 10.973.213 | 22.634.167 |

**MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES**

**ESTADOS CONSOLIDADOS DE MOVIMIENTO EN LAS CUENTAS DE PATRIMONIO**
**POR EL PERIODO DE SEIS MESES TERMINADO EL 30 DE JUNIO DE 2003 Y LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2002, 2001, 2000**
**REEXPRESADOS EN BOLIVARES CONSTANTES DEL 30 DE JUNIO DE 2003**
**(Expresados en Miles de Bolívares)**

| | Capital social | Actualización del capital social | Saldo neto actualizado para futuros aumentos de capital | Resultado acumulado por traducción de filial extranjera | Utilidades retenidas: Reserva legal | Utilidades retenidas: Saldo neto actualizado de utilidades retenidas | Utilidades retenidas: No distribuidas | Resultado por tenencia de activos no monetarios | Total patrimonio |
|---|---|---|---|---|---|---|---|---|---|
| SALDOS PREVIAMENTE REPORTADOS AL 31 DE DICIEMBRE DE 19 | 22.940.094 | 82.470.177 | 181.041.243 | 280.307 | 30.293.083 | - | 32.502.917 | 124.450.261 | 473.978.082 |
| Efecto acumulado por actualización sobre el patrimonio al inicio del año de filiales en el exterior (Nota 1) | - | - | - | (115.376) | - | - | (3.603.984) | - | (3.719.360) |
| SALDOS INICIALES NETOS | 22.940.094 | 82.470.177 | 181.041.243 | 164.931 | 30.293.083 | - | 28.898.933 | 124.450.261 | 470.258.722 |
| Dividendos en efectivo | - | - | - | - | - | - | (6.372.538) | - | (6.372.538) |
| Utilidad neta | - | - | - | - | - | - | 5.406.095 | - | 5.406.095 |
| Ajuste y traspaso de reserva legal de filiales desincorporadas (Not | - | - | - | - | (19.752.056) | - | 19.752.056 | - | - |
| Resultado acumulado por traducción de filial extranjera | - | - | - | 24.100 | - | - | - | - | 24.100 |
| Resultado por tenencia de activos no monetarios | - | - | - | - | - | - | - | (45.912.651) | (45.912.651) |
| SALDOS AL 31 DE DICIEMBRE | 22.940.094 | 82.470.177 | 181.041.243 | 189.031 | 10.541.027 | - | 47.684.546 | 78.537.610 | 423.403.728 |
| Traspaso a capital social actuali | 82.470.177 | (82.470.177) | - | - | - | - | - | - | - |
| Dividendos en efectivo | - | - | - | - | - | - | (7.267.285) | - | (7.267.285) |
| Utilidad neta | - | - | - | - | - | - | 7.027.790 | - | 7.027.790 |
| Resultado acumulado por traducción de filial extranjera | - | - | - | 11.032 | - | - | - | - | 11.032 |
| Resultado por tenencia de activos no monetarios | - | - | - | - | - | - | - | (28.714.502) | (28.714.502) |
| SALDOS AL 31 DE DICIEMBRE | 105.410.271 | - | 181.041.243 | 200.063 | 10.541.027 | - | 47.445.051 | 49.823.108 | 394.460.763 |
| Traspaso a saldo neto actualizado de utilidades retenidas (Nota 16 | - | - | (181.041.243) | - | - | 181.041.243 | - | - | - |
| Dividendos en efectivo | - | - | - | - | - | - | (26.694.628) | - | (26.694.628) |
| Utilidad neta | - | - | - | - | - | - | 2.546.513 | - | 2.546.513 |
| Resultado acumulado por traducción de filial extranjera | - | - | - | (108.097) | - | - | - | - | (108.097) |
| Resultado por tenencia de activos no monetarios | - | - | - | - | - | - | - | 76.100.583 | 76.100.583 |
| SALDOS AL 31 DE DICIEMBRE | 105.410.271 | - | - | 91.966 | 10.541.027 | 181.041.243 | 23.296.936 | 125.923.691 | 446.305.134 |
| Dividendos en efectivo | - | - | - | - | - | - | (11.629.481) | - | (11.629.481) |
| Utilidad neta | - | - | - | - | - | - | 5.184.780 | - | 5.184.780 |
| Resultado por tenencia de activos no monetarios | - | - | - | - | - | - | - | (19.116.227) | (19.116.227) |
| SALDOS AL 30 DE JUNIO DE 2 | 105.410.271 | - | - | 91.966 | 10.541.027 | 181.041.243 | 16.852.235 | 106.807.464 | 420.744.206 |

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADO DE COSTO DE PRODUCCION Y VENTAS
DE LOS ULTIMOS 3 EJERCICIOS ECONOMICOS Y EL PERIODO DE SEIS MESES AL 30 DE JUNIO DEL AÑO 2003
EXPRESADO EN MILES DE BOLIVARES CONSTANTES DEL 30 DE JUNIO DE 2003

| | 6 MESES FINALIZADO AL 30 JUNIO 2003 | AÑO FINALIZADO Al 31 de diciembre 2002 | AÑO FINALIZADO 2001 | AÑO FINALIZADO 2000 |
|---|---|---|---|---|
| MANO DE OBRA DIRECTA | 6.529.599 | 16.405.199 | 18.241.413 | 1.908.343 |
| MATERIAL UTILIZADO | | | | |
| INVENTARIOS INICIALES | 33.722.598 | 25.168.640 | 32.264.590 | 25.058.229 |
| MATERIA PRIMA ADQUIRIDA | 49.886.780 | 102.114.411 | 64.294.418 | 91.774.804 |
| INVENTARIOS FINALES | (26.464.424) | (33.722.600) | (25.168.640) | (32.264.590) |
| GASTOS INDIRECTOS | | | | |
| MANO DE OBRA INDIRECTA | 2.313.307 | 8.719.144 | 6.904.378 | 9.601.405 |
| MATERIALES Y REPUESTOS | 4.283.461 | 13.150.282 | 12.548.307 | 11.708.384 |
| DEPRECIACION | 7.614.018 | 12.844.315 | 19.346.917 | 21.736.251 |
| ENERGIA Y COMBUSTIBLE | 7.324.202 | 16.751.575 | 13.341.918 | 13.142.559 |
| OTROS GASTOS DE FABRICACION | 3.825.102 | 10.339.937 | 8.906.325 | 11.060.913 |
| | 25.360.090 | 58.805.253 | 61.047.845 | 67.249.512 |
| TOTAL COSTO DE PRODUCCION | 88.837.643 | 168.770.803 | 150.679.626 | 170.901.298 |
| PRODUCTOS EN PROCESO Y TERMINADOS | | | | |
| INVENTARIO INICIAL | 21.604.579 | 17.085.390 | 18.978.421 | 23.915.723 |
| INVENTARIO FINAL | (13.995.635) | (21.604.579) | (17.085.390) | (18.978.421) |
| TOTAL COSTO DE VENTAS | 96.443.587 | 164.251.714 | 152.572.657 | 175.838.600 |

# MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

## NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS POR EL PERIODO DE SEIS MESES TERMINADO EL 30 DE JUNIO DE 2003 Y LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2002, 2001 Y 2000 (EXPRESADAS EN BOLIVARES CONSTANTES AL 30 DE JUNIO DE 2003)

### 1. POLITICAS CONTABLES SIGNIFICATIVAS

Las principales políticas contables utilizadas por la Compañía para la preparación de sus estados financieros consolidados se resumen a continuación:

***a.*** ***Operaciones –*** La Compañía fue constituida el 30 de marzo de 1950 y su principal objeto es producir y comercializar papel en todas sus formas.

***b.*** ***Presentación de estados financieros –*** Por tratarse de una Compañía sometida al control de la Comisión Nacional de Valores, sus estados financieros deben prepararse con base en las normas establecidas por dicha Comisión. En muchos aspectos, las mencionadas normas y los principios de contabilidad de aceptación general en Venezuela son similares. Las diferencias principales entre dichas normas y los principios, que aplican a la Compañía, se refieren a la metodología utilizada para reexpresar los estados financieros por el método mixto, y al procedimiento utilizado para efectuar la traducción de estados financieros de filiales en el exterior, que forman parte integrante de las operaciones de la matriz.

Con respecto a la metodología antes mencionada, hasta el año 2001 la Compañía utilizó lo establecido por las normas emitidas por la Comisión Nacional de Valores, las cuales contemplan que el consumo o venta de los inventarios y el gasto de depreciación a valores corrientes se deben registrar en las correspondientes cuentas de resultados, deduciendo estos elementos de la utilidad o pérdida del año. En el año 2002 la Compañía acogió lo establecido en la Declaración de Principios de Contabilidad Nº 10 Revisada (DPC-10 Revisada) en lo que respecta sólo a los inventarios (veáse notas 1d y 1g). La metodología establecida por la Comisión Nacional de Valores difiere de la establecida por la Federación de Colegios de Contadores Públicos de Venezuela, en cuanto a que esta última establece que dichos valores deben ser compensados en los resultados por medio de la realización del resultado por tenencia de activos no monetarios.

Comparando el resultado de ambas metodologías, la utilizada por la Compañía origina que el costo de ventas de los años 2002, 2001 y 2000 se presenten en valores inferiores de Bs. 820 millones, Bs. 13.951 millones y Bs. 1.206 millones, y el gasto de depreciación de los años 2002 y 2001, se presenten en valores inferiores en Bs. 7.268 millones y Bs. 2.948 millones, respectivamente, y el gasto de depreciación del año 2001, se presente aumentado en Bs. 161,6 millones, sin su respectiva compensación en la cuenta de resultado por tenencia de activos no monetarios, mostrando en consecuencia un incremento en los resultados en comparación con aquellos que originaría la aplicación de la metodología establecida en la DPC-10.

Con respecto al procedimiento utilizado para efectuar la traducción de los estados financieros de filiales en el exterior, que forman parte integrante de las operaciones de la matriz, la Compañía ha venido aplicando lo establecido por las normas emitidas por la Comisión Nacional de Valores, las cuales establecen que los estados financieros de filiales en el exterior deberán traducirse a bolívares de acuerdo con las normas internacionales de contabilidad establecidas al respecto. En consecuencia, para su incorporación en los estados financieros ajustados por inflación de la Compañía, los estados financieros de dichas filiales fueron traducidos a bolívares mediante la conversión de las partidas monetarias a la tasa de cambio corriente, mientras que para las partidas no monetarias se utilizó la tasa de cambio del momento de la operación, y para las cuentas de resultados el promedio de tasas de cambio del año correspondiente. La ganancia o pérdida resultante de esta traducción es reflejada en el estado de resultados como diferencias en cambio. Este procedimiento difiere de lo establecido en la Declaración de Principios de Contabilidad Nº 15 (DPC-15) emitida por la Federación de Colegios de Contadores Públicos de Venezuela, en cuanto a que esta última requiere, a partir del 1 de enero de 2000, que los estados financieros de dichas filiales extranjeras, deberán ajustarse a los principios de contabilidad de aceptación general en Venezuela, para luego aplicar el procedimiento de conversión antes indicado, lo cual involucra la aplicación de los ajustes por inflación requeridos por la Declaración de Principios de Contabilidad Nº 10
(DPC-10) emitida por dicha Federación.

La diferencia básica entre ambos procedimientos se refiere a la forma de presentación de los efectos por inflación originados en los estados financieros de las filiales en el exterior, ya que los principios de contabilidad de aceptación general en Venezuela establecen que dicho efecto se reconozca en los resultados del ejercicio, mientras que para propósitos de las normas emitidas por

la Comisión Nacional de Valores, dichos efectos se presentan como una disminución del patrimonio inicial de la Compañía; tal como se puede observar en el estado financiero respectivo.

***c. Consolidación*** – Los estados financieros consolidados al 30 de junio de 2003 y 31 de diciembre de 2002 y 2001, incluyen las cuentas de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y sus filiales totalmente poseídas: Vencaribbean Paper Products, Ltd. (domiciliada en Trinidad y Tobago) y Transporte Alpes, C.A.; y parcialmente poseída en un 50% Manufacturas de Papel de Centroamérica, S.A. (domiciliada en Costa Rica).

Con fecha 01 de julio de 2001, la Junta Directiva decidió liquidar algunas de sus filiales, y traspasar a la Compañía sus activos netos.

Los estados financieros consolidados al 31 de diciembre de 2000, incluyen las cuentas de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y sus filiales totalmente poseídas: First Caribbean Finance Ltd. y filiales y Transporte Alpes, C.A., y parcialmente poseída en un 50% Manufacturas de Papel de Centroamérica, S.A.

Al 31 de diciembre de 2002, 2001 y 2000, la gerencia estimó conveniente presentar en otros activos circulantes, los activos netos de filiales en proceso de desincorporación.

Todas las transacciones significativas entre compañías han sido eliminadas en consolidación.

***d. Estados financieros reexpresados en bolívares constantes*** – La Compañía aplica el método mixto, tal como lo establecen las normas emitidas por la Comisión Nacional de Valores, para reexpresar sus estados financieros. Este método consiste en sustituir la unidad de medida empleada por la contabilidad tradicional, por una moneda constante, actualizada a la fecha de los estados financieros, incorporando posteriormente los valores corrientes o de reposición de los inventarios y propiedades, planta y equipos. La diferencia entre estos valores origina una cuenta patrimonial denominada "Resultado por tenencia de activos no monetarios". Para fines de reexpresión se utilizó el "Indice de Precios al Consumidor" (IPC) para el área metropolitana de Caracas, publicado por el Banco Central de Venezuela.

La cuenta de resultado por tenencia de activos no monetarios está conformada por Bs. 244.341 millones (Bs. 160.124 millones en 2001 y Bs. 147.614 millones en 2000) producto de la incorporación de los valores corrientes de inventarios propiedades, planta y equipo, menos los efectos acumulados no compensados por la reducción de los costos y gastos asociados con estas cuentas, producto de la aplicación de la metodología utilizada para reexpresar los estados financieros, de conformidad con las normas establecidas por la Comisión Nacional de Valores, los cuales alcanzan a Bs. 118.427 millones, Bs. 110.310 millones y Bs. 69.086 millones al 31 de diciembre de 2002, 2001 y 2000, respectivamente.

Las inversiones, capital social, ganancias retenidas y otras partidas no monetarias distintas a inventarios y propiedades, planta y equipos, son reexpresadas utilizando el factor derivado del IPC desde la fecha en que se adquirieron o generaron. Las ventas, ingresos, gastos y otras partidas asociadas con rubros monetarios son reexpresados con base en el IPC promedio del año.

La ganancia monetaria se calcula aplicando, durante el período, los coeficientes de ajustes derivados del IPC a los activos y pasivos monetarios netos. Representa el resultado por exposición a la inflación por la tenencia de pasivos o activos monetarios netos durante períodos inflacionarios.

Los estados financieros consolidados al 30 de junio de 2003 y 31 de diciembre de 2002, 2001 y 2000 fueron reexpresados mediante la aplicación de la variación en el Indice de Precios al Consumidor (IPC) hasta el 30 de junio de 2003, excepto por los estados financieros de las filiales domiciliadas en el exterior, los cuales se convierten a bolívares siguiendo la metodología indicada en 1c, por lo que éstos no incluyen los efectos por inflación de la economía venezolana. Los Indices de Precios al Consumidor, al inicio, al final y promedio por el período de seis meses terminado el 30 de junio y los años terminados el 31 de diciembre, son los siguientes:

**Expresado en Bs. constantes al 30 de junio de 2003**

| | Al 30 de junio | Al 31 de diciembre | | |
|---|---|---|---|---|
| | **2003** | **2002** | **2001** | **2000** |
| Al inicio del año | 303,469 | 231,275 | 205,977 | 181,588 |
| Al final del año | 350,066 | 303,469 | 231,275 | 205,977 |
| Promedio del año | 334,417 | 268,630 | 219,409 | 167,785 |
| Inflación del año | 15,355 | 31,21% | 12,26% | 13,38% |

***e.*** ***Efectivo y equivalentes de efectivo*** – Para efectos de la preparación del estado de flujos de efectivo, la Compañía considera como equivalentes de efectivo las inversiones en depósitos a plazo con vencimientos inferiores a tres (3) meses.

***f.*** ***Inversiones*** – Las inversiones permanentes en compañías afiliadas, donde se posee una participación entre un 20% y un 50%, y la inversión en la filial 100% poseída Inmuebles 310350, C.A. (véase nota 6) son presentadas al costo ajustado con la participación de la Compañía en las utilidades retenidas de esas compañías desde la fecha de su adquisición, cuando éstas son significativas. Las inversiones en compañías donde se tiene una participación menor del 20% son presentadas al costo ajustado por inflación, y los dividendos en efectivo son tratados como ingresos en el año en que se reciben.

El exceso del costo de adquisición sobre el valor en libros de los activos netos a la fecha de adquisición de filiales, no identificable con activos específicos, es amortizado por el método de línea recta en un plazo de 20 años.

***g.*** ***Inventarios*** – Los inventarios al 30 de junio de 2003 y 31 de diciembre de 2002 han sido presentados al costo ajustado por inflación, determinado por el método de costo promedio, el cual no excede su valor de recuperación. Los inventarios al 31 de diciembre de 2001 y 2000 están presentados en costos corrientes a esa fecha. Los inventarios de filiales domiciliadas en el exterior, se presentan sin los efectos por inflación de la economía venezolana.

***h.*** ***Propiedades, planta y equipos*** – Las propiedades, planta y equipos (excluyendo el mobiliario y equipo) se presentan a los valores de avalúos efectuados por tasadores independientes especializados en la industria, actualizados a la fecha de cierre de los estados financieros de acuerdo con la metodología establecida por la Comisión Nacional de Valores, en cuanto a la utilización de índices de devaluación para las maquinarias y equipos e índices de inflación para el resto de los activos. Estos avalúos no tienen una antigüedad superior a tres (3) años.

El mobiliario, equipo y las adquisiciones posteriores a la fecha de los avalúos fueron actualizados por inflación tomando en consideración la fecha de origen con base en el IPC de esa fecha.

La depreciación se calcula con base en el método de línea recta sobre la vida útil originalmente estimada de los distintos activos.

Los desembolsos por mantenimiento y reparaciones son cargados a los resultados en el año en que se incurren, mientras que aquellos por renovación o mejoras son capitalizados.

Las propiedades y equipos vendidos y posteriormente arrendados con opción de compra han sido registrados como activos y las obligaciones correspondientes se han registrado como un pasivo. Los resultados obtenidos en las ventas con arrendamiento posterior son diferidos y amortizados durante la vida útil de los activos respectivos. Aquellos resultados obtenidos por este tipo de transacciones bajo el ámbito de entrada en vigencia de la Declaración de Principios de Contabilidad Nº 14 (DPC-14) emitida por la Federación de Colegios de Contadores Públicos de Venezuela, son diferidos y amortizados durante la vigencia del contrato correspondiente. Las propiedades y equipos así registrados, se deprecian por el método y base anteriormente señalados.

Las propiedades y equipos de filiales domiciliadas en el exterior, se presentan sin los efectos por inflación de la economía venezolana.

La porción de la tasa de interés que excede a la tasa de inflación aplicable a desembolsos relacionados con proyectos de inversión, es capitalizada como costo adicional de las construcciones en proceso. Esta porción es amortizada en función a la vida útil aplicable a los activos adquiridos.

***i.*** ***Cargos diferidos*** **–** Los gastos incurridos durante el período de desarrollo de nuevos proyectos industriales se difieren para ser amortizados hasta en cinco (5) años a partir del inicio de las operaciones de dichos proyectos, y se actualizan por inflación tomando en consideración la fecha de origen con base en el Indice de Precios al Consumidor (IPC).

***j.*** ***Transacciones en moneda extranjera*** **–** Las transacciones en moneda extranjera son registradas en bolívares usando los tipos de cambios aplicables vigentes en las fechas en que las mismas son realizadas. Los saldos en moneda extranjera al cierre del ejercicio son expresados

en bolívares usando los tipos de cambios aplicables vigentes a esa fecha; las diferencias en cambio resultantes se llevan a resultados.

***k. Apartado para prestaciones sociales*** **–** El apartado para prestaciones sociales comprende el 100% del pasivo relacionado con los derechos adquiridos según la Ley Orgánica del Trabajo y un apartado adicional para cubrir parte del pasivo por despidos injustificados.

***l. Impuesto sobre la renta*** **–** La rebaja de impuesto originada por nuevas inversiones en propiedades y equipos es tratada como una reducción de la provisión de impuesto sobre la renta en el período en el cual tales inversiones son incorporadas al proceso productivo.

***m. Uso de estimaciones en la preparación de los estados financieros*** **–** La preparación de los estados financieros de conformidad con principios de contabilidad de aceptación general requiere el uso de estimaciones por parte de la gerencia, las cuales afectan las cifras de activos y pasivos, su divulgación, y los montos de ingresos y gastos. Los resultados finales podrían variar de las citadas estimaciones.

***n. Utilidad neta por acción*** – La utilidad neta por acción ha sido calculada dividiendo el resultado neto del ejercicio entre el promedio ponderado de acciones emitidas y en circulación para cada año.

***o. Reclasificaciones*** – Algunas cifras de los estados financieros al 31 de diciembre de 2001 y 2000, han sido reclasificadas para efectos comparativos con las del año terminado el 31 de diciembre de 2002.

## 2. INFORMACION ADICIONAL A LOS ESTADOS CONSOLIDADOS DE RESULTADOS Y DE FLUJOS DE EFECTIVO

**Expresado en Bs. constantes al 30 de junio de 2003**

| | Al 30 de junio | Al 31 de diciembre | | |
|---|---|---|---|---|
| | **2003** | **2002** | **2001** | **2000** |
| Posición monetaria al inicio | (33.106.107) | (13.424.093) | (75.572.055) | (62.681.213) |
| Aumento del año | 131.460.746 | 248.209.292 | 339.343.470 | 252.427.365 |
| Disminución del año | (120.136.473) | (265.419.743) | (271.869.489) | (251.809.499) |
| Posición monetaria estimada del año | (21.781.834) | (30.634.544) | (8.098.074) | (62.063.347) |
| Menos – posición monetaria real al final del año | (24.733.704) | (33.166.107) | (13.424.093) | (75.572.055) |
| | 2.951.870 | 2.531.563 | 5.326.019 | 13.508.708 |

Los cambios en los activos y pasivos operacionales reflejados en los estados consolidados de flujos de efectivo para los períodos terminados el 30 de junio 2003 y el 31 de diciembre de 2002, 2001 y 2000, se componen de lo siguiente (en miles de bolívares):

**Expresado en Bs. constantes al 30 de junio de 2003**

| | Al 30 de junio | | Al 31 de diciembre | |
|---|---|---|---|---|
| | **2003** | **2002** | **2001** | **2000** |
| (Aumento) disminución: | | | | |
| Efectos y cuentas por cobrar | (5.356.036) | (17.946.177) | 7.607.152 | 7.237.715 |
| Anticipos a proveedores | 328.149 | (778.672) | (934.350) | 1.357.565 |
| Inventarios | 14.867.120 | (14.614.136) | (2.782.208) | (20.430.259) |
| Gastos pagados por anticipado | (1.212.418) | ( 246.489) | 81.420 | 99.849 |
| Aumento (disminución): | | | | |
| Cuentas por pagar | 9.948.497 | 34.870.051 | (16.875.830) | 3.667.240 |
| Gastos acumulados por pagar | (311.426) | 2.821.299 | 826.042 | 572.845 |
| Impuestos por pagar | 760.557 | 2.716.531 | (268.458) | (21.014) |
| Otros pasivos y créditos diferidos | - | (416.070) | (96.698) | 43.699 |
| Variación neta de activos y pasivos operacionales de filiales en proceso de desincorporación | - | - | - | 11.420.217 |
| | 19.024.443 | 6.406.337 | (12.442.930) | 3.947.857 |

El desglose del resultado monetario del ejercicio utilizado por actividad para los períodos terminados al 30 de junio de 2003 y 31 de diciembre de 2002, 2001 y 2000, es como sigue (en miles de bolívares):

**Expresado en Bs. constantes al 30 de junio de 2003**

| | Al 30 de junio | Al 31 de diciembre | | |
|---|---|---|---|---|
| | **2003** | **2002** | **2001** | **2000** |
| Operacionales | (929.953) | 5.520.522 | (6.663.494) | (5.291.670) |
| De inversión | (231.081) | (944.209) | 7.306.591 | 4.907.373 |
| De financiamiento | (3.713.287) | (8.994.986) | (7.324.274) | (12.281.031) |
| De efectivo | 1.922.451 | 1.887.110 | 1.355.158 | (843.380) |
| | (2.951.870) | (2.531.563) | (5.326.019) | (13.508.708) |

Durante el período de seis meses terminado el 30 de junio y los años terminados el 31 de diciembre, los intereses e impuestos pagados se discriminan de la siguiente manera (en miles de bolívares):

**Expresado en Bs. constantes al 30 de junio de 2003**

| | Al 30 de junio | Al 31 de diciembre | | |
|---|---|---|---|---|
| | **2003** | **2002** | **2001** | **2000** |
| Intereses | 3.317.220 | 8.849.233 | 8.822.696 | 18.480.453 |
| Impuestos | 1.769.279 | 3.178.408 | 1.546.068 | 2.072.213 |

## 3. INVERSIONES TEMPORALES

Al 31 de diciembre de 2000, las inversiones temporales incluyen inversiones negociables compuestas principalmente por valores en acciones y papeles comerciales, presentados a su valor de mercado, el cual se aproxima al costo. Durante el año terminado el 31 de diciembre de 2001, la Compañía realizó estas inversiones.

## 4. EFECTOS Y CUENTAS POR COBRAR

Al 30 de junio de 2003 y 31 de diciembre de 2002, 2001 y 2000, los efectos y cuentas por cobrar se componen de lo siguiente (en miles de bolívares):

**Expresado en Bs. constantes al 30 de junio de 2003**

| | Al 30 de junio | | Al 31 de diciembre | |
|---|---|---|---|---|
| | **2003** | **2002** | **2001** | **2000** |
| Comerciales | 45.205.048 | 49.735.165 | 48.206.203 | 49.873.325 |
| Compañías relacionadas (Nota 15) | 228.216 | 421.148 | 148.154 | 10.156.195 |
| Empleados | 2.512.114 | 2.903.035 | 2.968.969 | 2.475.562 |
| Deudores diversos | 3.396.475 | 1.497.144 | 1.166.022 | 1.117.845 |
| | 51.341.853 | 54.556.492 | 52.489.348 | 63.622.927 |
| Menos – apartado para cuentas de cobro dudoso | 1.262.310 | 1.092.247 | 717.900 | 5.242.255 |
| | 50.079.543 | 53.464.245 | 51.771.448 | 58.380.672 |

## 5. INVENTARIOS

Los inventarios se componen de lo siguiente (en miles de bolívares):

**Expresado en Bs. constantes al 30 de junio de 2003**

| | Al 30 de junio | | Al 31 de diciembre | |
|---|---|---|---|---|
| | **2003** | **2002** | **2001** | **2000** |
| Productos terminados | 13.847.295 | 21.497.105 | 16.654.869 | 18.838.664 |
| Productos en proceso | 148.339 | 107.474 | 430.521 | 139.757 |
| Materias primas | 12.432.781 | 11.396.527 | 8.622.113 | 13.404.833 |
| Repuestos | 8.877.584 | 7.457.296 | 8.685.826 | 11.938.516 |
| Inventario en tránsito | 8.890 | 7.624.365 | 2.844.262 | 6.921.241 |
| | 35.314.889 | 48.082.767 | 37.237.591 | 51.243.011 |
| Menos – provisión para obsolescencia | 825.776 | 436.417 | 927.800 | - |
| | 34.489.113 | 47.646.350 | 36.309.791 | 51.243.011 |

Durante el año terminado el 31 de diciembre de 2001, la Compañía decidió presentar ciertos inventarios que se estiman serán utilizados en un período superior a un (1) año, como inventario de repuestos a largo plazo.

## 6. OTROS ACTIVOS CIRCULANTES

Los otros activos circulantes se componen de lo siguiente (en miles de bolívares):

### Expresado en Bs. constantes al 30 de junio de 2003

| | | | Al 30 de junio | | Al 31 de diciembre | |
|---|---|---|---|---|---|---|
| | **Nota** | **%** | **2003** | **2002** | **2001** | **2000** |
| **Activos netos de filiales en proceso de desincorporación:** | | | | | | |
| Inmuebles 310350, C.A. | (A) | 100 | 30.663.112 | 31.852.232 | 38.661.269 | 16.072.334 |
| Corporación Forestal Imataca, C.A. y Filiales | (B) | 100 | - | - | - | 15.261.040 |
| Corporación Forestal \|1\|Guayamure, C.A. | (B) | 85 | - | - | - | 18.206.445 |
| | | | 30.663.112 | 31.852.232 | 38.661.269 | 49.539.819 |
| | | | Al 30 de junio | | Al 31 de diciembre | |
| **Otras inversiones registradas al costo:** | | | **2003** | **2002** | **2001** | **2000** |
| J.C. Papeleras, C.A. | (C) | 50 | - | - | - | 5.188.002 |
| Agroindustrial Mandioca, C.A. (en etapa preoperativa) | (D) | 20 | - | - | - | 6.060.047 |
| Corporación Forestal Orinoco, C.A. | (D) | 33 | - | - | - | 1.659.633 |
| Fibras Secundarias, S.A. | (D) | 33 | - | - | - | 173.953 |
| Otras | | | 205.981 | 205.981 | 205.981 | 1.579.916 |
| | | | 205.981 | 205.981 | 205.981 | 14.661.551 |
| Menos – apartado para inversiones | | | 22.743.209 | 20.619.516 | 14.419.083 | 11.835.417 |
| | | | 8.125.884 | 11.438.697 | 24.448.167 | 52.365.953 |
| **Otros activos:** | | | | | | |
| Depósitos a plazo fijo | (E) | | - | - | - | 16.995.400 |
| | | | 8.125.884 | 11.438.697 | 24.448.167 | 69.361.353 |

(A) Filial constituida en el año 2000, principalmente con aportes de propiedades de la Compañía. Durante el año 2001, la Compañía aportó la mayoría de sus inversiones en acciones registradas al costo, ciertas cuentas por cobrar y una opción sobre créditos de reducción de emisiones a obtener por las plantaciones forestales vendidas en el año 2001. Al 31 de diciembre de 2002 y 2001, esta filial poseía inmuebles por Bs. 14.132 millones presentados al valor de venta rápida de acuerdo con informes de peritos avaluadores independientes de fecha agosto de 2002 y Bs. 17.963 millones presentados a valores de mercado, respectivamente, e inversiones en acciones y la opción sobre créditos por reducción de emisiones por Bs.20.558 millones. Los inmuebles de esta filial se encuentran garantizando obligaciones contingentes hasta por US $ 3 millones (Bs. 4.209 millones). A la fecha de emisión de estos estados financieros consolidados, la Compañía está evaluando los términos bajo los cuales esta filial será desincorporada.

(B) Con fecha 2 de marzo de 2001, la Compañía vendió los activos netos relacionados con los proyectos forestales por US $ 24 millones en efectivo más una opción por 18 años sobre el 50% del valor neto de los Créditos de Reducción de Emisiones que las plantaciones puedan recibir, según los acuerdos internacionales relativos al cambio climático y el desarrollo limpio, conocidos también como Protocolo de Kyoto. La gerencia de la Compañía, con base en estudios realizados por expertos en la materia, estimó que la opción mencionada tenía un valor presente de US$ 9,2 millones. El valor en libros de los activos netos a la fecha de la transacción era de US$ 24.973 millones.

(C) De acuerdo con estados financieros no auditados, la participación patrimonial en esta compañía no se considera significativa para los estados financieros consolidados, por lo que la misma se presenta al costo. Esta inversión fue posteriormente transferida a Inmuebles 310350, C.A.

(D) Compañías en las cuales no se posee influencia significativa en las políticas operacionales y financieras, por lo que las mismas se presentan al costo. Estas inversiones fueron posteriormente transferidas a Inmuebles 310350, C.A.

(E) Corresponde a depósitos a plazo destinados a garantizar las operaciones de venta con arrendamiento posterior celebradas durante el año terminado el 31 de diciembre de 2000.

## 7. INVERSIONES EN AFILIADAS

Las inversiones en afiliadas se componen de lo siguiente (en miles de bolívares):

**Expresado en Bs. constantes al 30 de junio de 2003**

| | | | Al 30 de junio | Al 31 de diciembre | | |
|---|---|---|---|---|---|---|
| | **Nota** | **%** | **2003** | **2002** | **2001** | **2000** |
| **Inversión registrada según el método de participación patrimonial y exceso sobre el valor según libros pagado:** | | | | | | |
| Simco Recycling Corp. | (A) | 50 | 4.644.680 | 4.752.065 | 6.507.414 | 7.518.400 |
| | **Nota** | **%** | **2003** | **2002** | **2001** | **2000** |
| **Otras inversiones registradas al costo:** | | | | | | |
| Inversiones Papeleras, C.A. | | | | | - | 1.264.196 |
| | (B) | 50 | | | | |
| Losani, S.A. | (B) | 40 | 45.104 | 46.026 | 47.837 | 49.679 |
| Panamericana de Licencias, S.A. | (B) | 40 | 75.064 | 76.599 | 79.699 | 82.799 |
| Inversiones inmobiliarias | | | | | | |
| | | | 229.081 | 229.081 | 229.081 | 229.081 |
| | | | 349.249 | 351.706 | 356.617 | 1.625.755 |
| | | | 4.993.929 | 5.103.771 | 6.864.031 | 9.144.155 |

(A) Los estados financieros utilizados para registrar la participación patrimonial de Simco Recycling Corp. Inc., filial domiciliada en los Estados Unidos de Norteamérica, se resumen a continuación (cifras al 31 de agosto, en miles de dólares estadounidenses):

| | **2002** | **2001** | **2000** |
|---|---|---|---|
| Activo circulante | 1.320 | 1.096 | 2.198 |
| Total activo | 2.194 | 2.073 | 3.468 |
| Pasivo circulante | 2.339 | 2.024 | 2.087 |
| Patrimonio (déficit) | (585) | (238) | 1.136 |
| Total pasivo y patrimonio | 2.194 | 2.073 | 3.468 |
| (Pérdida) utilidad neta | (347) | (1.374) | 288 |

El valor de adquisición en moneda constante de esta filial resultó en un exceso sobre el valor según libros de Bs. 12.560 millones (Bs. 1.615 millones en valores históricos), el cual se amortiza de acuerdo con lo establecido en los principios de contabilidad. La Compañía evalúa periódicamente la realización del exceso pagado en la adquisición de la afiliada con las expectativas de los flujos de caja futuros e ingresos operativos. Basado en su más reciente análisis, la Compañía estima que el valor de la inversión es realizable.

**(B)**De acuerdo con estados financieros no auditados, la participación patrimonial en estas compañías no se considera significativa para los estados financieros consolidados, por lo que las mismas se presentan al costo. Durante el año terminado el 31 de diciembre de 2001, los accionistas decidieron liquidar a Inversiones Papeleras, C.A.. Producto de lo anterior, la Compañía recibió inmuebles y maquinarias valorados en Bs. 4.548 millones, a cuenta de su inversión y cuentas por cobrar que tenía con ésta, los cuales se presentan en la cuenta de propiedades, planta y equipo. La gerencia estima que tales activos serán utilizados en la operación.

## 8. PROPIEDADES, PLANTA Y EQUIPOS

Las propiedades, planta y equipo se componen de (en miles de bolívares):

**Expresado en Bs. constantes al 30 de junio de 2003**

| | | Al 30 de junio | | Al 31 de diciembre | |
|---|---|---|---|---|---|
| | **Vida útil (años)** | **2003** | **2002** | **2001** | **2000** |
| Edificios | 10 a 30 | 44.506.909 | 44.506.909 | 42.788.398 | 43.398.293 |
| Maquinarias y equipos | 7 a 20 | 339.334.124 | 356.956.153 | 339.416.221 | 344.751.098 |
| Vehículos | 1 | 3.217.141 | 3.217.141 | 4.761.873 | 6.066.082 |
| Muebles, enseres y otros | 5 | 19.282.686 | 19.264.613 | 19.466.349 | 22.602.237 |
| | | 406.340.860 | 423.944.816 | 406.432.841 | 416.817.710 |
| Menos – depreciación acumulada | | 39.644.044 | 32.557.661 | 83.111.843 | 63.506.816 |
| | | 366.696.816 | 391.387.155 | 323.320.998 | 353.310.894 |
| Terrenos | | 12.046.262 | 12.046.262 | 12.740.256 | 10.860.465 |
| Equipos y partes industriales | | - | - | - | 3.476.357 |
| Construcciones en proceso | | 4.535.890 | 5.127.049 | 3.497.922 | 4.469.101 |
| | | 383.278.968 | 408.560.466 | 339.559.176 | 372.116.817 |

Los valores de las propiedades, planta y equipos al 31 de diciembre de 2002, han sido determinados de acuerdo con informes de peritos avaluadores independientes de fecha agosto de 2002 y al 31 de diciembre de 2001 y 2000 por avalúos de septiembre de 1998. Para el año terminado el 31 de diciembre de 2002, la inclusión del nuevo avalúo produjo un aumento en las propiedades, planta y equipos y del resultado por tenencia de activos no monetarios de Bs. 80.508 millones.

Durante los años terminados el 31 de diciembre de 2002, 2001 y 2000, los gastos de reparación y mantenimiento de propiedades, planta y equipo ascendieron a Bs. 17.233 millones, Bs. 15.945 millones y Bs. 12.864 millones, respectivamente.

Al 31 de diciembre de 2002, 2001 y 2000, la porción de la tasa de interés que excede a la inflación, capitalizada en propiedades, planta y equipos, alcanza a Bs. 789 millones, Bs. 948 millones y Bs. 848 millones, respectivamente, neto de amortización acumulada. Durante 2002, 2001 y 2000, la Compañía no ejecutó proyectos de inversión que ameriten la capitalización de intereses.

Al 31 de diciembre de 2002, los activos totalmente depreciados incorporados al proceso productivo ascienden a Bs. 249.669 millones (a valores actualizados de avalúo).

Durante el año terminado el 31 de diciembre de 2000, la Compañía modificó la vida útil de algunas maquinarias de las unidades estratégicas de molino higiénico y escolares, principalmente de quince (15) años a veinte (20) años. El efecto de este cambio en los estados financieros al 31 de diciembre de 2000, representó una reducción en el gasto de depreciación de Bs. 812 millones.

## 9. CARGOS DIFERIDOS Y OTROS ACTIVOS

Al 31 de diciembre de 2002, 2001 y 2000, los cargos diferidos y otros activos están conformados principalmente por marcas de comercio poseídas por una filial del exterior los cuales ascienden a Bs. 1.190 millones, Bs. 1.265,4 millones y Bs. 1.341,2 millones, respectivamente, neto de amortización acumulada por Bs. 218,9 millones, Bs. 212,7 millones y Bs. 137,1 millones, respectivamente, las cuales se amortizan en un período de veinte (20) años.

## 10. OPERACIONES DE VENTA CON ARRENDAMIENTO POSTERIOR

Durante el año terminado el 31 de diciembre de 2000, la Compañía celebró operaciones de venta con arrendamiento posterior de ciertas maquinarias y equipos con dos bancos locales por Bs. 13.857 millones, equivalentes al valor corriente aproximado de estos activos a la fecha de la operación. Durante el año 2001, la Compañía canceló la totalidad de las obligaciones originadas en estas operaciones.

## 11. PRESTAMOS A LARGO PLAZO

Al 30 de junio de 2003, los préstamos a largo plazo están compuestos como sigue (en miles de bolívares):

| | **2003** |
|---|---|
| a. Préstamos de bancos locales, a tasas de interés variables, con plazos desde uno y medio (1,5) a dos (2) años, y vencimientos desde 2003 a 2004. | 4.500.000 |
| Menos – porción circulante | 2.250.000 |
| | 2.250.000 |

Las tasas de interés promedio derivadas de préstamos obtenidos de bancos locales oscilaron entre 28,75% y 74,51% para el año 2002, 15,63% y 30% para el año 2001 y 14,31% y 26% para el año 2000. Las tasas de interés derivadas de préstamos obtenidos de bancos del exterior oscilaron entre 8,44% y 11,3% para el año 2001 y 7,75% y 10,45% para el año 2000.

El monto total de los pagos de capital para los próximos dos (2) años a partir del 31 de diciembre de 2002 ascienden a Bs. 7.065 millones en 2003 y Bs. 1.730 millones en 2004.

Al 30 de junio de 2003, la Compañía mantiene préstamos de bancos locales por Bs. 5.767 millones que incluyen entre otras, las siguientes cláusulas restrictivas:

- Constituir garantía real sobre cualquiera de sus bienes para garantizar obligaciones hasta por la cantidad de Bs. 2.500 millones, sin previa autorización del banco.

- No exceder de US$ 60 millones de deuda financiera neta.
- Gravar bienes de su propiedad sin haber obtenido previamente y en cada caso, la autorización por escrito del banco.
- En caso de liquidación de la inversión en Inmuebles 310350, C.A., la Compañía no podrá generar en ningún caso una pérdida contable y/o una cuenta por cobrar en los libros.
- La prestataria y sus filiales y relacionadas no se fusionarán ni se consolidarán con ninguna persona.
- Aplicación de fondos recibidos por la prestataria para fines distintos a los manifestados en la solicitud

## 12. EMISION DE OBLIGACIONES

Al 30 de junio de 2003, las obligaciones emitidas en circulación están compuestas como sigue (en miles de bolívares):

| | Al 30 de Junio 2003 |
|---|---|
| a. Obligaciones quirografarias al portador, con niento el 30 de octubre de 2004, con intereses a tasas oles pagaderos mensualmente. | 2.657.100 |
| b. Papeles comerciales, con vencimiento el 12 de septiembre de 2003, con rendimiento del 16,50% anual. | 5.000.000 |
| | 7.657.100 |
| Menos – porción circulante | 5.000.000 |
| | 2.657.100 |

Al 30 de junio de 2003 las emisiones de papeles comerciales generaron descuentos en su colocación por Bs. 222 millones. Asimismo durante los años terminados el 31 de diciembre de 2002 y 2000, las emisiones de papeles comerciales generaron descuentos en su colocación por Bs. 137 millones y 950 millones, respectivamente.

## 13. CUENTAS POR PAGAR

Las cuentas por pagar se componen de lo siguiente (en miles de bolívares):

**Expresado en Bs. constantes al 30 de junio de 2003**

| | Al 30 de junio | | Al 31 de diciembre | |
|---|---|---|---|---|
| | **2003** | **2002** | **2001** | **2000** |
| Comerciales | 45.016.281 | 50.221.887 | 30.358.283 | 36.077.004 |
| Compañías relacionadas (Nota 15) | 5.164.873 | 6.277.715 | 3.089.990 | 3.173.604 |
| Otras | 6.045.183 | 2.193.468 | 1.844.762 | 5.157.518 |
| | 56.226.337 | 58.693.070 | 35.293.035 | 44.408.126 |

## 14. PROVISION PARA IMPUESTOS

### *Impuesto sobre la renta*

El impuesto sobre la renta al 30 de junio, se resume a continuación (en miles de bolívares):

**Expresado en Bs. constantes al 30 de junio de 2003**

| | Al 30 de junio | | Al 31 de diciembre | |
|---|---|---|---|---|
| | **2003** | **2002** | **2001** | **2000** |
| Impuesto sobre la renta del año nado | 1.411.317 | 3.562.440 | 4.504.718 | 9.431.472 |
| Menos – rebaja por inversiones en propiedades, planta y equipo y créditos trasladables de impuesto a los activos empresariales | - | (259.946) | (964.799) | (7.238.623) |
| Impuesto a compensar con traslado de pérdidas fiscales de años anteriores | - | - | - | 1.750.474 |
| | 1.411.317 | 3.302.494 | 3.539.919 | 3.943.323 |

Para los períodos terminados el 30 de junio de 2003, y el 31 de diciembre de 2002, 2001 y 2000, la tasa efectiva del gasto de impuesto sobre la renta difiere de la tasa fiscal aplicable a la

utilidad antes de impuesto. La naturaleza de esta diferencia se debe a partidas permanentes relacionadas con la determinación de la renta fiscal, principalmente, la participación patrimonial de las inversiones, dividendos e intereses exentos, así como los efectos del ajuste fiscal por inflación.

De conformidad con la legislación fiscal vigente, a partir del año 2000, los contribuyentes sujetos al impuesto sobre la renta que celebren transacciones con partes vinculadas en el exterior, deben determinar sus ingresos por las exportaciones efectuadas, y sus costos por los bienes y servicios adquiridos de partes vinculadas en el extranjero, de acuerdo con alguno de los métodos establecidos en dicha legislación. La Compañía se encuentra en proceso de efectuar el estudio sobre precios de transferencia requerido para documentar las mencionadas transacciones en el exterior. Debido a la naturaleza y volumen de las transacciones con partes relacionadas, la gerencia de la Compañía estima que no habrá algún efecto importante en los estados financieros consolidados.

Así mismo, de conformidad con dicha legislación, la Compañía puede trasladar las rebajas por nuevas inversiones en propiedades y equipos, y las pérdidas fiscales operativas, distintas a las originadas por el ajuste fiscal por inflación, hasta tres (3) años subsiguientes al ejercicio en que se incurran. El efecto fiscal deducible no compensado del ajuste fiscal por inflación, podrá ser trasladado hasta el año subsiguiente al ejercicio en que se incurra. Durante el año 2000, la Compañía utilizó pérdidas fiscales trasladables de años anteriores por aproximadamente Bs. 3.046 millones (a valores históricos), generándose un beneficio impositivo de Bs. 1.750 millones, el cual se presenta como partida extraordinaria. Así mismo, utilizó rebajas por inversiones trasladables de años anteriores por Bs. 3.040 millones (a valores históricos), las cuales se presentan como una reducción de la provisión de impuesto sobre la renta del año.

Por otra parte, la legislación antes mencionada establece con vigencia a partir del 1 de enero de 2001, entre otras cosas, el Gravamen sobre los Dividendos, los enriquecimientos netos obtenidos de fuente extranjera bajo el Régimen de Renta Mundial, y aquellos obtenidos por las inversiones o participaciones bajo el Régimen de Transparencia Fiscal Internacional.

***Impuesto a los activos empresariales***

La Ley de Impuesto a los Activos Empresariales establece un impuesto del uno por ciento (1%) sobre el valor promedio de los activos tangibles e intangibles ajustados por inflación. El impuesto a pagar según esta Ley será la cantidad que exceda del total del impuesto sobre la renta a pagar en el ejercicio anual, si lo hubiese. En caso de que el monto del impuesto sobre la renta sea menor que el impuesto sobre los activos empresariales, el excedente podrá ser trasladado como crédito sobre el impuesto sobre la renta que se cause en los tres ejercicios anuales subsiguientes. Al 31 de diciembre de 2002, la Compañía y sus filiales no mantienen créditos trasladables de impuesto a los activos empresariales.

**15. TRANSACCIONES CON COMPAÑIAS RELACIONADAS**

La Compañía y sus filiales realizaron las siguientes transacciones significativas con compañías relacionadas, en el curso normal de sus operaciones (en miles de bolívares aproximados):

**Expresado en Bs. constantes al 30 de junio de 2003**

| | Al 30 de junio | Al 31 de diciembre | | |
|---|---|---|---|---|
| | **2003** | **2002** | **2001** | **2000** |
| Ventas de inventarios | 83.370 | 305.690 | 3.247.234 | 3.637.257 |
| Compras de inventarios | 2.324.325 | 13.043.151 | 9.474.078 | 17.974.377 |
| Cargos por consumo de energía eléctrica | 6.567.344 | 14.712.333 | 8.332.067 | 9.481.390 |

Producto de estas transacciones, y otras de menor importancia, se generaron los siguientes saldos por cobrar y por pagar (en miles de bolívares):

**Expresado en Bs. constantes al 30 de junio de 2003**

| | Al 30 de junio | | Al 31 de diciembre | |
|---|---|---|---|---|
| | **2003** | **2002** | **2001** | **2000** |
| **Cuentas por cobrar a corto plazo** | | | | |
| J.C. Papeleras, C.A. | 193.370 | 174.710 | 87.417 | 2.830.380 |
| Corporación Industrial de Energía, C.A. | | | | |
| | 19.413 | 245.238 | 24.265 | 13.448 |
| Agroindustrial Mandioca, C.A. | | | | |
| | - | - | 23.561 | - |
| Turboven Cagua Company Inc. | | | | |
| | - | - | 6.448 | 1.037.195 |
| Turbogeneradores de Venezuela, C.A. | | | | |
| | - | - | 4.890 | 5.219 |
| Agropecuaria Mandioca, C.A. | | | | |
| | 1.039 | 1.200 | 1.573 | 1.768 |
| Corporación Forestal Imataca, C.A. | | | | |
| | - | - | - | 4.765.260 |
| Papeles Nacionales Flamingo, C.A. | | | | |
| | - | - | - | 832.763 |
| | - | - | - | 386.190 |
| Aserradero Venwood, C.A. | 14.394 | | | |
| Seinforca, C.A. | | | | |
| Comercializadora Acatami, C.A. | | | | |
| | - | - | - | 179.788 |
| Corporación Forestal Guayamure, C.A. | | | | |
| | - | - | - | 104.184 |
| | 228.216 | 421.148 | 148.154 | 10.156.195 |
| **Cuentas por pagar a corto plazo** | | | | |
| Losani, S.A. | - | 485.624 | 1.143.338 | 688.236 |
| Turbogeneradores Maracay, C.A. | | | | |
| | 2.981.497 | 3.728.985 | 725.922 | 1.405.952 |
| Turboven Maracay Company | | | | |
| | 57.904 | 143.395 | 655.989 | 223.683 |
| Seinforca, C.A. | 498.870 | 454.613 | 281.720 | - |
| Simco Recycling Corp. Inc. | | | | |
| | | 468.947 | 174.460 | 576.317 |
| Inmuebles 310350, C.A. | 1.264.961 | 985.980 | 108.561 | - |
| Turboven Cagua Company Inc. | | | | |
| | 4.688 | 5.408 | - | - |
| Agroindustrial Mandioca, C.A. | | | | |
| | 356.953 | 4.763 | - | 279.416 |
| | 5.164.873 | 6.277.715 | 3.089.990 | 3.173.604 |

## 16. PATRIMONIO

### *Capital social*

El capital social legal de la Compañía está compuesto por 2.294.009.424 acciones comunes de Bs. 10 cada una, totalmente suscritas y pagadas.

Con fecha 25 de noviembre de 1996, la Junta Directiva aprobó decretar un dividendo en acciones por Bs. 11.470.047.120 mediante la capitalización parcial del saldo neto actualizado para futuros aumentos de capital resultante del enjugamiento de las cuentas de actualización de capital, resultado por exposición a la inflación (REI) y utilidades no distribuidas efectuado en 1996, de conformidad con la Publicación Técnica Número 14 (PT 14) emitida por la Federación de Colegios de Contadores Públicos de Venezuela, emitiéndose 1.147.004.712 nuevas acciones comunes con valor nominal de Bs. 10 cada una. De acuerdo con lo resuelto por la Comisión Nacional de Valores, este aumento de capital fue distribuido como dividendo a los accionistas registrados en el libro de accionistas al 02 de enero de 1997, a fin de ser adjudicado y hacerse efectivo el 16 de enero de 1997.

Con fecha 14 de febrero de 2002, la Asamblea de Accionistas aprobó la reclasificación de la partida patrimonial "Saldos netos actualizados para futuros aumentos de capital" a "Saldo neto actualizado de utilidades retenidas para uso único de pagos de dividendos en acciones de la Compañía o de sus subsidiarias", todo de acuerdo con la autorización de la Comisión Nacional de Valores según oficio N° CNV-OP-033 del 04 de febrero de 2002.

### *Reserva legal*

El Código de Comercio establece el apartado de un 5% de las ganancias netas de las compañías para establecer la reserva legal, hasta que ésta alcance por lo menos un 10% del capital social. Esta reserva no podrá distribuirse como dividendos.

Durante el año terminado el 31 de diciembre de 2000, la Compañía decidió ajustar el monto de la mencionada reserva, considerando para ello el referido porcentaje basado en el monto del capital social actualizado a la fecha de los estados financieros.

Al 31 de diciembre de 2002 y 2001 el patrimonio incluye Bs. 9.072 millones de reserva legal de Manufacturas de Papel, C.A. (MANPA) S.A.C.A..

***Dividendos en efectivo (expresados en valores históricos a la fecha de la operación)***

Con fecha 25 de marzo de 2003, la Asamblea de Accionistas acordó decretar dividendos en efectivo de Bs. 5,00 por acción para un total de Bs. 11.470.047.120. Con fecha 14 de febrero de 2002, la Asamblea de Accionistas acordó decretar dividendos en efectivo de Bs. 2,00 por acción, para un total de Bs. 4.588.018.848. Con fecha 18 de abril de 2002, la Asamblea de Accionistas acordó decretar un dividendo extraordinario en efectivo de Bs. 2,00 por acción, para un total de Bs. 4.588.018.848. Igualmente, con fecha 9 de octubre de 2002, la Asamblea de Accionistas acordó decretar un dividendo extraordinario en efectivo de Bs. 5,00 por acción, para un total de Bs. 11.470.047.120.

Con fecha 27 de abril de 2001, la Asamblea de Accionistas acordó decretar dividendos en efectivo de Bs. 1,00 por acción, para un total de Bs. 2.294.009.424. Igualmente, con fecha 16 de noviembre de 2001, la Asamblea de Accionistas acordó decretar un dividendo extraordinario en efectivo de Bs. 1,00 por acción, para un total de Bs. 2.294.009.424.

Con fecha 27 de abril de 2000, la Asamblea de Accionistas acordó decretar dividendos en efectivo de Bs. 1,00 por acción, para un total de Bs. 2.294.009.424. Igualmente, con fecha 14 de febrero de 2000, la Asamblea de Accionistas acordó decretar un dividendo extraordinario en efectivo de Bs. 0,50 por acción, para un total de Bs. 1.147.004.712.

***Utilidades retenidas***

Al 31 de diciembre de 2002 y 2001 las utilidades retenidas no distribuidas incluyen Bs. 2.301 millones y Bs. 5.023 millones de utilidades retenidas de las filiales, respectivamente, las cuales serán disponibles cuando las filiales las decreten como dividendos. La utilidad neta y las utilidades

retenidas de Manufacturas de Papel, C.A. (MANPA), S.A.C.A., ascienden a Bs. 6.418 millones y Bs. 20.979 millones al 31 de diciembre de 2002, y Bs. 14.734 millones y Bs. 42.772 millones, al 31 de diciembre de 2001, respectivamente.

Al 31 de diciembre de 2002 y 2001 la utilidad neta incluye Bs. 3.281 millones y Bs. 3.114 millones de gasto de impuesto sobre la renta de Manufacturas de Papel, C.A. (MANPA) S.A.C.A., respectivamente.

Según disposición emitida por la Comisión Nacional de Valores, con fecha 9 de junio de 2000, las empresas sometidas a su supervisión y control, deberán usar como base para la distribución de dividendos y participaciones estatutarias los estados financieros ajustados por inflación.

## 17. ACTIVOS Y PASIVOS EN MONEDA EXTRANJERA

A continuación se describen los activos y pasivos monetarios en moneda extranjera al 30 de junio de 2003, registrados en bolívares a la tasa de cambio de Bs. 1.600,00, y al 31 de diciembre de 2002, 2001 y 2000 registrados en bolívares a la tasa de cambio de Bs. 1.403,00, 758,00 y Bs. 700,00 por US$ 1,00, respectivamente.

**(En miles de US$)**

| | Al 30 de junio | Al 31 de diciembre | | |
|---|---|---|---|---|
| | **2003** | **2002** | **2001** | **2000** |
| Activo: | | | | |
| Efectivo e inversiones temporales | 10.971 | 7.502 | 5.671 | 17.079 |
| Cuentas por cobrar comerciales | 4.735 | 11.180 | 9.139 | 11.464 |
| Cuentas por cobrar compañías relacionadas | - | 157 | 34 | 1.668 |
| Anticipos a proveedores y deudores diversos | 2.348 | 988 | 2.384 | 638 |
| | 18.054 | 19.827 | 17.228 | 30.849 |
| Pasivo: | | | | |
| Pagarés y sobregiros bancarios | - | - | 1 | 4.009 |
| Documentos por pagar | - | 4.608 | 3.777 | 14.145 |
| Cuentas por pagar comerciales | 23.802 | 23.250 | 18.626 | 20.490 |
| Cuentas por pagar compañías relacionadas | - | 590 | 1.149 | 1.063 |
| Gastos acumulados por pagar y otras | 619 | 1.937 | 591 | 1.722 |
| Préstamos a largo plazo | - | - | 1.684 | 8.399 |
| | 24.421 | 30.385 | 25.828 | 49.828 |

## 18. CONCENTRACION DE RIESGOS DE CREDITO

Los instrumentos financieros que someten parcialmente a la Compañía a concentraciones de riesgo de crédito consisten principalmente en inversiones temporales en efectivo y cuentas por cobrar comerciales. La Compañía coloca sus inversiones temporales en distintas instituciones financieras y por política limita el monto de riesgo de crédito. Las concentraciones de riesgo de crédito con respecto a cuentas por cobrar comerciales son limitadas debido al gran número de clientes que posee la Compañía. Al 30 de junio de 2003 y al 31 de diciembre de 2002, 2001 y 2000, la Compañía no posee concentraciones significativas de riesgos de crédito distintas a las anteriormente señaladas.

## 19. INFORMACION SOBRE OPERACIONES

Las ventas de exportación al 30 de junio 2003 y 31 de diciembre de 2002, 2001 y 2000 representan aproximadamente el ll,7%, 18%, 13% y 14,7% de las ventas netas consolidadas, respectivamente. La Compañía no posee clientes que de manera individual representen un 10% o más de sus ganancias.

## 20. COMPROMISOS Y CONTINGENCIAS

### *Fianzas y garantías otorgadas*

Para garantizar obligaciones adeudadas por compañías afiliadas, la Compañía ha otorgado fianzas a favor de instituciones bancarias por un monto de Bs. 30 millones.

Al 31 de diciembre de 2002, 2001 y 2000, la Compañía mantenía créditos cedidos a instituciones financieras por Bs. 2.894 millones, 2.991 millones y 6.095 millones para garantizar el financiamiento de operaciones de exportación efectuadas a compañías filiales. Estos créditos se presentan incluidos en los documentos por pagar a esa fecha.

En virtud del contrato de venta de los activos relacionados con los proyectos forestales, la filial Inmuebles 310350, C.A. se constituyó en fiadora solidaria y principal pagadora de la Compañía frente al comprador para garantizarle a este último todas y cada una de las obligaciones asumidas

por la Compañía. Dicha fianza queda limitada a la cantidad de US$ 2.350.000; de no producirse reclamo alguno, el 30 de abril de 2003 se reducirá a US$ 1.000.000 y el 30 de abril de 2005 se reducirá a US$ 350.000, venciéndose definitivamente dicha fianza. A efectos de garantizar la fianza antes señalada, la filial constituyó una hipoteca de primer grado a favor del comprador hasta por la cantidad de US$ 3 millones, sobre inmuebles de su propiedad constituidos por las plantas 4 y 5 de la Torre Country Club; así mismo se ha convenido que en el caso de venta de los inmuebles gravados, esta garantía será sustituida por una garantía sobre títulos valores cotizados en la Bolsa de Valores de Caracas.

***Cartas de crédito abiertas***

La Compañía ha solicitado la apertura de cartas de crédito con instituciones financieras para la adquisición de materias primas y suministros. Al 30 de Junio de 2003, las cartas de crédito abiertas por estos conceptos alcanzan a Bs. 5.685,3 millones.

***Contingencias***

Las autoridades fiscales y laborales han determinado reparos y reclamos en contra de la Compañía, los cuales ascienden a Bs.5.379 millones, y para los cuales se han efectuado los escritos jerárquicos y contenciosos correspondientes. La Compañía y sus asesores legales son de la opinión de que existen suficientes méritos para argumentar estas demandas, y estiman que la resolución final de los mismos no tendrá efectos importantes sobre los estados financieros consolidados.

Al 31 de diciembre de 2002, 2001 y 2000, se encuentran en espera de decisión ante el Tribunal Supremo de Justicia los recursos de reintegro de divisas al Banco Central de Venezuela por US$ 1.8 millones introducidos por el Ministerio de Hacienda (actualmente Ministerio de Finanzas). La Compañía y sus asesores legales son de la opinión de que existen suficientes méritos para argumentar este asunto, y estiman que la resolución final de los mismos no tendrá efectos importantes sobre los estados financieros consolidados.

## 21. EVENTOS POSTERIORES

***Obligaciones emitidas en circulación***

En fecha 21 de enero de 2003, la Compañía canceló totalmente los papeles comerciales existentes al 31 de diciembre de 2002.

***Situación política, económica y social***

Como resultado de la situación política, social y económica por la cual atraviesa el país, determinados sectores importantes de la economía nacional se han visto afectados, pudiendo originarse consecuencias futuras adicionales. Estas situaciones pudieran incidir directa o indirectamente, en las operaciones futuras de la Compañía.

***Medidas económicas***

***Control de cambios*** – Con fecha 21 de enero de 2003, el Ejecutivo Nacional y el Banco Central de Venezuela convinieron suspender el comercio de divisas en el país durante cinco (5) días hábiles bancarios, según lo publicado en la Gaceta Oficial No. 37.614. El acuerdo menciona que estas instituciones dictarán, mediante convenio especial, las normas relativas a la administración del régimen cambiario que se establezca. Con fecha 27 de enero de 2003, el Ejecutivo Nacional y el Banco Central de Venezuela convinieron en prorrogar hasta el 5 de febrero de 2003 la suspensión antes indicada, según lo publicado en la Gaceta Oficial No. 37.618.

Con fecha 5 de febrero de 2003, el Ejecutivo Nacional y el Banco Central de Venezuela celebraron los Convenios Cambiarios números 1 y 2, los cuales establecen el Régimen para la Administración de Divisas, y el tipo de cambio que regirá las operaciones establecidas en dichos convenios, respectivamente. Entre otros aspectos, los mencionados convenios establecen lo siguiente:

- El Banco Central de Venezuela centralizará la compra y venta de divisas en el País, en los términos establecidos en los convenios suscritos o por suscribirse.

– Se crea la Comisión de Administración de Divisas (CADIVI), a la cual corresponde la coordinación, administración, control y establecimiento de requisitos, procedimientos y restricciones que requiera la ejecución de dicho convenio.

– Se fijan los tipos de cambio a partir de la entrada en vigencia de los mencionados convenios en Bs. 1.596 por US$ 1,00 para la compra, y Bs. 1.600 por US$ 1,00 para la venta.

En esa misma fecha, la Presidencia de la República emitió el Decreto No. 2.302, el cual establece el marco general de funcionamiento de CADIVI y las Normas para la Administración y Control de Divisas. De acuerdo con lo establecido en el mencionado decreto, el Presidente de la República, en Consejo de Ministros, aprobará los lineamientos generales para la distribución del monto de divisas a ser destinado al mercado cambiario, oída la opinión de CADIVI, de acuerdo al presupuesto de divisas que se establecerá en aplicación del convenio cambiario. Así mismo, dicho decreto establece, entre otros, que la adquisición de divisas estará sujeta a la previa inscripción del interesado en los registros de usuarios y a la autorización para participar en el régimen cambiario, con los documentos y demás recaudos a ser establecidos por CADIVI. (Véase nota 17)

Hasta el 22 de julio de 2003, CADIVI ha emitido varias normativas relacionadas con los registros, lineamientos, requisitos y condiciones relativas al régimen de administración de divisas. La Compañía está efectuando los trámites necesarios para acceder a las divisas destinadas al pago de sus obligaciones en moneda extranjera.

La obtención de las divisas necesarias para las operaciones en moneda extranjera que efectúa la Compañía en el curso normal de sus operaciones dependerá de la aprobación de todos los registros solicitados ante las instituciones respectivas, y de la disponibilidad de divisas que se establecerá en la aplicación de la Normativa antes indicada.

***Control de precios –*** Con fecha 6 de febrero de 2003, el Ejecutivo Nacional decretó control de precios sobre bienes y servicios de primera necesidad, entre los cuales se incluyen ciertos productos elaborados por la Compañía.

## Comisión Nacional de Valores

## Resolución Nro. 016-86 del 27 de enero de 1987

a) **Detalle de los saldos de las cuentas y transacciones importantes en moneda extranjera, incluidas en los estados financieros auditados para los años 2.002, 2.001, 2.000 y los estados financieros interinos para el periodo finalizado el 30 de Junio de 2003.**

**(En miles de US$)**

| | Al 30 de junio 2003 | Al 31 de diciembre 2002 | 2001 | 2000 |
|---|---|---|---|---|
| Activo: | | | | |
| Efectivo e inversiones temporales | 10.971 | 7.502 | 5.671 | 17.079 |
| Cuentas por cobrar comerciales | 4.735 | 11.180 | 9.139 | 11.464 |
| Cuentas por cobrar compañías relacionadas | - | 157 | 34 | 1.668 |
| Anticipos a proveedores y deudores diversos | 2.348 | 988 | 2.384 | 638 |
| | 18.054 | 19.827 | 17.228 | 30.849 |
| Pasivo: | | | | |
| Pagarés y sobregiros bancarios | - | - | 1 | 4.009 |
| Documentos por pagar | - | 4.608 | 3.777 | 14.145 |
| Cuentas por pagar comerciales | 23.802 | 23.250 | 18.626 | 20.490 |
| Cuentas por pagar compañías relacionadas | - | 590 | | |
| | | | 1.149 | 1.063 |
| Gastos acumulados por pagar y otras | 619 | 1.937 | 591 | 1.722 |
| Préstamos a largo plazo | - | - | 1.684 | 8.399 |
| | 24.421 | 30.385 | 25.828 | 49.828 |

b) **Importe de los ajustes durante el ejercicio a las cuentas de inventario, activos fijos, inversiones y cargos diferidos, hecho de acuerdo a los principios de contabilidad generalmente aceptados en Venezuela.**

Las cuentas de inventario, activos fijos, inversiones y cargos diferidos, no sufrieron ajustes durante el ejercicio, a excepción de los registros de depreciación de los activos fijos y amortización de los cargos diferidos y de la plusvalía de las inversiones.

**c) En adición al costo original de los inventarios, activos fijos e inversiones, indicar separadamente monto de los ajustes hechos a las respectivas cuentas por diferencia en cambio capitalizado.**

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. ha registrado sus inventarios y activos fijos al costo y no se ha efectuado ningún ajuste sobre éstos por concepto de diferencias en cambio.

**d) Los tipos de cambio utilizados para convertir los saldos en monedas extranjeras.**

Las transacciones en moneda extranjera se registran a la tasa de cambio existente a la fecha de la operación. Los saldos en moneda extranjera han sido registrados a los siguientes tipos de cambio:

Al cierre del 31 de Diciembre de 2.000: Bs. 700,00 * US$

Al cierre del 31 de Diciembre de 2.001: Bs. 758,00 * US$

Al cierre del 31 de Diciembre de 2.002: Bs. 1.403,00 * US$

Al cierre del 30 de Junio de 2.003: Bs. 1.600,00 * US$

**e) El monto de las ganancias o pérdidas por fluctuaciones cambiarías.**

Para el período comprendido entre el 01-01-03 hasta el 33-06-03 y para los años 2.002, 2.001 y 2.000 la utilidad o pérdida cambiaría expresada en moneda constante son las siguientes:

| 30 de Junio 2003 | 31 de Diciembre 2002 | 31 de Diciembre 2001 | 31 de Diciembre 2000 |
|---|---|---|---|
| Utilidad Cambiaría<br><br>2.951.870 | Utilidad Cambiaría<br><br>2.531.563 | Utilidad Cambiaría<br><br>5.326.019 | Utilidad Cambiaría<br><br>13.508.708 |

**f) Detalles relacionados con los montos registrados como cargos diferidos, con indicación de la metodología de cálculo utilizada.**

Al 31 de diciembre de 2002, 2001 y 2000, los cargos diferidos y otros activos están conformados principalmente por marcas de comercio poseídas por una filial del exterior los cuales ascienden a Bs. 1.190 millones, Bs. 1.265,4 millones y Bs. 1.341,2 millones, respectivamente, neto de amortización acumulada por Bs. 218,9 millones, Bs. 212,7 millones y Bs. 137,1 millones, respectivamente, las cuales se amortizan en un período de veinte (20) años.

**g) Políticas de depreciación y amortización del ajuste a los activos, e importe registrado con cargo a los resultados del ejercicio.**

Las propiedades, planta y equipos (excluyendo el mobiliario y equipo) se presentan a los valores de avalúos efectuados por tasadores independientes especializados en la industria, actualizados a la fecha de cierre de los estados financieros de acuerdo con la metodología establecida por la Comisión Nacional de Valores, en cuanto a la utilización de índices de devaluación para las maquinarias y equipos e índices de inflación para el resto de los activos. Estos avalúos no tienen una antigüedad superior a tres (3) años.

El mobiliario, equipo y las adquisiciones posteriores a la fecha de los avalúos fueron actualizados por inflación tomando en consideración la fecha de origen con base al IPC de esa fecha.

La depreciación se calcula con base al método de línea recta sobre la vida útil originalmente estimada de los distintos activos.

Los desembolsos por mantenimiento y reparaciones son cargados a los resultados en el año en que se incurren, mientras que aquellos por renovación o mejoras son capitalizados.

Las propiedades y equipos vendidos y posteriormente arrendados con opción de compra han sido registrados como activos y las obligaciones correspondientes se han registrado como un pasivo. Los resultados obtenidos en las ventas con arrendamiento posterior son diferidos y

amortizados durante la vida útil de los activos respectivos. Aquellos resultados obtenidos por este tipo de transacciones bajo el ámbito de entrada en vigencia de la Declaración de Principios de Contabilidad Nº 14 (DPC-14) emitida por la Federación de Colegios de Contadores Públicos de Venezuela, son diferidos y amortizados durante la vigencia del contrato correspondiente. Las propiedades y equipos así registrados, se deprecian por el método y base anteriormente señalados.

Las propiedades y equipos al 31 de diciembre de 2001 y 2000 expresados en costos corrientes a esas fechas, fueron reexpresados en bolívares constantes del 31 de diciembre de 2002 mediante la aplicación de la variación anual en el Indice de Precios al Consumidor (IPC), excepto por la porción de filiales domiciliadas en el exterior, la cual se presenta sin los efectos por inflación de la economía venezolana.

La porción de la tasa de interés que excede a la tasa de inflación aplicable a desembolsos relacionados con proyectos de inversión es capitalizada como costo adicional de las construcciones en proceso. Esta porción es amortizada en función a la vida útil aplicable a los activos adquiridos

Para el período comprendido entre 01/01/02 y el 30/06/03 y para los años 2002, 2001 y 2000 el cargo por concepto de gasto por depreciación de los activos fijos expresados en moneda constante al 30 de junio de 2003 son los siguientes:

| 30 de Junio 2.003 | 31 de Diciembre 2.002 | 31 de Diciembre 2.001 | 31 de Diciembre 2.000 |
|---|---|---|---|
| 7.037.439 | 14.114.632 | 21.260.348 | 23.885.990 |

**Saldos expresados en bolívares constantes.**

## h) Cualesquiera otros compromisos y transacciones en moneda extranjera.

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. no tiene ningún compromiso o transacción de relevancia que no se haya revelado en puntos anteriores.

## 3.3 Relaciones Financieras (Reexpresado en moneda Constante)

| Reexpresado en Moneda Constante | | | | |
|---|---|---|---|---|
| **INDICADOR** | **Cierre al 30-06-03** | **Cierre al 31-12-02** | **Cierre al 31-12-01** | **Cierre al 31-12-00** |
| AC / PC | 1,52 | 1,39 | 1,97 | 1,80 |
| Efect. / PC | 0,30 | 0,16 | 0,17 | 0,06 |
| PC / Pat. | 1,19 | 0,21 | 0,16 | 0,27 |
| PT / Pat | 0,23 | 0,24 | 0,21 | 0,38 |

**Leyenda:**

**AC:** Activo Circulante
**PC:** Pasivo Circulante
**Efect.:** Efectivo
**Pat.:** Patrimonio
**PT:** Pasivo Total

## 3.4 Dictámenes de las Sociedades Calificadoras de Riesgo.

## 4. INFORMACION COMPLEMENTARIA

La Información adicional sobre la emisión puede obtenerse en las oficinas de MANPA, ubicadas en la Av. Francisco de Miranda, Torre Country Club, Piso 11, Chacaíto, a través de las siguientes personas:

- JUAN ANTONIO LOVERA Telf.: 901.23.25 / 23.35
- LETICIA LEVEL Telf.: 901.22.45

**"LOS RESPONSABLES QUE SUSCRIBEN, DECLARAN QUE CONJUNTA E INDIVIDUALMENTE ACEPTAN, A TODOS LOS FINES LEGALES CONSIGUIENTES, LA RESPONSABILIDAD DEL CONTENIDO DEL PRESENTE PROSPECTO Y QUE EL MISMO ES VERDADERO Y NO CONTIENE INFORMACION QUE PUEDA INDUCIR A ERROR AL PUBLICO Y QUE NO CONOCEN NINGUN OTRO HECHO O INFORMACION IMPORTANTE CUYA OMISION PUDIERE ALTERAR LA APRECIACION QUE SE HAGA POR PARTE DEL PUBLICO DEL CONTENIDO DE ESTE PROSPECTO."**

**PERSONAS RESPONSABLES DEL CONTENIDO DEL PROSPECTO:**

**- JUAN ANTONIO LOVERA** ***C.I. N° 5.534.882***
**Vicepresidente Corporativo de Finanzas**

**- LETICIA LEVEL** ***C.I. N° 6.401.405***
**Gerente de Planificación Corporativa**

**DIRECCION:** Av. Francisco de Miranda, Torre Country Club, Piso N° 11, Chacaíto

**TELEFONOS:** 901.23.35

**FAX:** 901.23.17

# INDICE GENERAL

MANPA

**Manufacturas de Papel, C.A., (MANPA) S.A.C.A**

# EMISION DE PAPELES COMERCIALES AL PORTADOR
# -2003-
# Monto Máximo Autorizado: Bs. 8.000.000.000,00

**Coordinador:**

MANPA

**Manufacturas de Papel, C.A. (MANPA) S.A.C.A**